Form 20-F
period 2012-12-31
Edwards Group Ltd
filed 2013-04-23
CIK 1544175

Use these links to rapidly review the document

ITEM 18. Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2012
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report . . . . . . . . . . . . . . . . . . .

For the transition period from                                    to

Commission file number 001-35548

Edwards Group Limited
(Exact name of registrant as specified in its charter)

N/A
(Translation of Registrant's name into English)

Cayman Islands
(Jurisdiction of incorporation or organization)

Manor Royal
Crawley
West Sussex,
RH10 9LW
United Kingdom
(Address of principal executive offices)

Mr. Adam Ramsay, Legal Director

Manor Royal, Crawley, West Sussex, RH10 9LW, United Kingdom, Telephone: +44 (0) 1293 603523
(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class registered	Name of each exchange on which
Ordinary shares, par value £0.002 per share	The NASDAQ Global Select Market*
American Depositary Shares, each representing one ordinary share, par value £0.002	The NASDAQ Global Select Market

Securities registered or to be registered pursuant to Section 12(g) of the Act:    NONE

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:    NONE

* Listing on the NASDAQ Global Select Market not for trading, but solely in connection with the registration of American Depositary Shares.

           Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Title of Class	Outstanding as of December 31, 2012
Ordinary shares, £0.002 par value each	112,848,333
American Depositary Shares	12,746,551

           Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐    No ☒

           If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐    No ☒

           Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒    No ☐

           Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☐    No ☐

           Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

           Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

Introduction

        Edwards Group Limited is a Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes. In this Annual Report, "Edwards," "Edwards Group," "Edwards Group Limited," the "Company," "we," "our" and "us" refer to Edwards Group Limited and its consolidated subsidiaries. We also use these terms to refer to Edwards Holdco Limited and its subsidiaries prior to the establishment of Edwards Group Limited to facilitate the listing of ADSs on NASDAQ, as described in this Annual Report under "Item 4. Information on the Company—Corporate Information." Our American Depositary Shares (each representing one ordinary share, par value £0.002 per share) are referred to as "ADSs." All references to our shares or our ordinary shares refer to our ordinary shares held in the form of ADSs unless the context requires otherwise.

Presentation of Financial Information

        We prepare our consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. In this report, the term "US GAAP" refers to generally accepted accounting principles ("GAAP") in the United States and "IFRS" refers to International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB").

        We state our financial statements in United Kingdom Pounds Sterling. In this Annual Report, unless otherwise indicated, all references to "sterling," "Pounds Sterling," "GBP," "£," or "pence" are to the lawful currency of the United Kingdom, references to Euro or € are to the lawful currency of the members of the European monetary union, and references to "U.S. Dollars," "US$" or "$" are to the lawful currency of the United States of America.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

        This document includes forward-looking statements, beliefs or opinions, including statements with respect to our business, financial condition, results of operations and plans. These forward-looking statements involve known and unknown risks and uncertainties, many of which are beyond our control and all of which are based on our management's current beliefs and expectations about future events. Forward-looking statements are sometimes identified by the use of forward-looking terminology such as "believe," "expects," "may," "will," "could," "should," "shall," "risk," "intends," "estimates," "aims," "plans," "predicts," "continues," "assumes," "positioned" or "anticipates" or the negative thereof, other variations thereon or comparable terminology or by discussions of strategy, plans, objectives, goals, future events or intentions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements may and often do differ materially from actual results. They appear in a number of places throughout this document and include statements regarding the intentions, beliefs or current expectations of our management with respect to future events and are subject to risks relating to future events and other risks, uncertainties and assumptions relating to our business concerning, among other things, the results of operations, financial condition, liquidity, prospects, growth, strategies, and our ability to pay dividends and the industry in which we operate, most of which are difficult to predict and many of which are beyond our control. These risks, uncertainties and assumptions include, but are not limited to, the following:

  •
  conditions in the global credit markets and the economy, including volatile conditions in both the United States and Europe;

  •
  capital expenditure cycles in the semiconductor and emerging technologies (FPD, Solar PV and LED) manufacturing industries;

  •
  our ability to forecast demand for our products and services;

  •
  growth in various end-markets;

  •
  our ability to maintain existing customer relationships;

  •
  our ability to timely and successfully develop and commercialize new products;

  •
  our ability to meet customers' quality standards, specifications, process-related performance requirements or delivery schedules;

  •
  maintenance of the efficiency of our supply chain, the prices of our components and the capacity of our manufacturing operations;

  •
  our ability to realize expected benefits from our restructuring program or future investments or acquisitions;

  •
  our ability to retain key management and recruit and retain highly skilled and technical employees;

  •
  our reliance on proprietary and non-proprietary technology and processes;

  •
  competition in our markets;

  •
  risks associated with doing business internationally;

  •
  fluctuations in foreign exchange rates;

  •
  environmental and health and safety liabilities, regulatory compliance and expenditures;

  •
  work stoppages or other labor disputes;

  •
  risks associated with our level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement; and

  •
  other factors that are described in "Risk Factors," beginning on page 8.

        No assurance can be given that such future results will be achieved. These other important factors, including those discussed under "Item 3A. Risk Factors" and "Item 5. Operating and Financial Review and Prospects—Results of Operations" included elsewhere in this document, may cause our actual events or results to differ materially from any future results, performances or achievements expressed or implied by the forward-looking statements contained in this document. Such forward-looking statements contained in this document speak only as of the date of this document. We expressly disclaim any obligation or undertaking to update these forward-looking statements contained in the document to reflect any change in our expectations or any change in events, conditions, or circumstances on which such statements are based unless required to do so by applicable law.

PART I

ITEM 1.    Identity of Directors, Senior Management and Advisers

NOT APPLICABLE

ITEM 2.    Offer Statistics and Expected Timetable

NOT APPLICABLE

ITEM 3.    Key Information

SELECTED CONSOLIDATED FINANCIAL DATA

        The following table presents our selected consolidated financial data as of and for the years ended December 31, 2012, 2011, 2010, 2009, and 2008. Our selected consolidated financial data is presented in accordance with IFRS as issued by IASB and has been audited by PricewaterhouseCoopers LLP, independent registered public accounting firms, and our auditors.

        In April 2012, to facilitate the listing of ADSs on NASDAQ, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited. As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the restructuring, we conducted our business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries. Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Our consolidated financial data has been prepared as a continuation of the Edwards business with an adjustment to reflect the share capital of Edwards Group Limited.

        You should read the following information in conjunction with the information contained in "Item 5. Operating and Financial Review and Prospects," as well as our Consolidated Financial Statements and the Notes thereto included elsewhere in this Annual Report.

	2008	2009	2010	2011	2012
Income Statement Data:
Revenue	509.8	371.2	641.0	700.5	595.3
Cost of sales	(345.4)	(259.0)	(395.4)	(442.6)	(385.2)

Gross profit	164.4	112.2	245.6	257.9	210.1

Administration expenses before R&D, restructuring and transaction costs and amortization	(84.7)	(67.2)	(95.2)	(99.1)	(90.1)
R&D excluding amortization	(18.1)	(12.5)	(15.1)	(18.3)	(21.5)
Restructuring and transaction costs	(17.4)	(22.6)	(43.7)	(23.7)	(14.0)
Share based compensation expenses	—	—	—	—	(1.1)
Amortization	(18.8)	(16.5)	(18.0)	(17.9)	(18.3)

Total administrative expenses	(139.0)	(118.8)	(172.0)	(159.0)	(145.0)

Other gains/(losses)—net	(3.1)	(23.8)	2.4	3.4	(1.8)

Operating income/(loss)	22.3	(30.4)	76.0	102.3	63.3

Finance income and costs	(61.4)	5.7	(11.5)	(32.5)	(26.7)
Income/(loss) before taxation	(39.1)	(24.7)	64.5	69.8	36.6

Taxation	21.5	(7.7)	(12.7)	(13.6)	2.5

Income/(loss) after taxation from continuing operations	(17.6)	(32.4)	51.8	56.2	39.1
Income for the period from discontinued operations	0.7	2.4	0.3	—	—

Net income/(loss)	(16.9)	(30.0)	52.1	56.2	39.1

Earnings per share—basic (pence):
From continuing operations			51.62	56.00	36.07
From discontinued operations			0.30	—	—
From continuing and discontinued operations			51.92	56.00	36.07

	2008	2009	2010	2011	2012
Earnings per share—fully diluted (pence):
From continuing operations			51.62	56.00	36.07
From discontinued operations			0.30	—	—
From continuing and discontinued operations			51.92	56.00	36.07
Share numbers:
Weighted average number of shares outstanding (thousand)—basic			100,348	100,348	108,408

Weighted average number of shares outstanding (thousand)—fully diluted			100,348	100,348	108,408

Cash flow statement data:
Net cash generated/(consumed) from operating activities	73.8	(5.1)	143.8	85.9	84.2
Total cash flow from investing activities	(13.9)	(11.6)	(44.9)	(50.6)	(27.3)
Total cash flow from financing activities	(32.5)	(19.4)	(17.2)	(103.0)	(50.0)

Change in cash and cash equivalents	27.4	(36.1)	81.7	(67.7)	6.9

Balance sheet data:
Cash and cash equivalents	111.5	75.6	161.0	91.8	98.2
Total assets	907.2	765.2	961.8	922.9	846.0
Net assets	167.7	144.4	206.5	168.2	259.8
Total liabilities	(739.5)	(620.8)	(755.3)	(754.7)	(586.2)
Total equity attributable to shareholders of the parent	167.7	144.4	206.5	168.2	259.8
Other financial data:
Management operating cash flow(1)	76.3	11.9	138.1	92.6	76.1
Net Debt(2)	(338.8)	(333.5)	(281.9)	(364.5)	(265.4)
Leverage(3)	3.6	18.4	1.6	2.4	2.6
Adjusted EBITDA(1)	72.1	21.6	151.8	160.9	113.9
Adjusted net income/(loss)(1)	33.1	(28.8)	85.1	84.8	52.7

(1)
Adjusted EBITDA, Adjusted net income/(loss) and Management operating cash flow are not measures of financial performance under IFRS and should not be considered as an alternative to operating income or net income as indicators of our operating performance or any other measure of performance derived in accordance with IFRS. Further, because Adjusted EBITDA, Adjusted net income/(loss) and Management operating cash flow (or similar measures) may vary among companies and industries, they may not be comparable to other similarly titled measures.

  Management uses Adjusted EBITDA as a performance measure. In addition, management believes it is useful for investors because it is used in the calculation of applicable interest rates, mandatory prepayments and certain covenant baskets under the First Lien Credit Agreement.

  The Company believes Adjusted net income/(loss) provides investors with helpful information with respect to the performance of the Company's operations and management uses Adjusted net income/(loss) to evaluate its ongoing operations and for internal planning and forecasting purposes. Adjusted net income is not a measure of liquidity.

  Management uses Management operating cash flow, which is derived from Adjusted EBITDA, to understand the factors that impact cash flow generated by operations, absent various exceptional items that effect cash generation, for purposes of determining management bonuses, as well as a measure to help allocate resources. In addition, management believes Management operating cash flow is useful to investors as it provides them with additional information about our performance. Management operating cash flow is not a measure of liquidity.

(2)
Net debt is defined as the sum of the principal of the First Lien Credit Agreement debt, the aggregate of other indebtedness including unamortized fees relating to bank term loans, capital lease obligations and Japanese factoring in excess of US$30 million, less cash and deposits.

(3)
Net leverage is defined by the First Lien credit agreement and is calculated in US Dollars. For the leverage calculation, net debt excludes unamortized fees relating to bank term loans.

Reconciliation of Non-GAAP Measures

        The following table sets forth the reconciliation of adjusted EBITDA to Net Income/(loss) and the reconciliation of management operating cash flow to adjusted EBITDA for the periods indicated:

	Year ended December 31,
	2008	2009	2010	2011	2012
	(£ in millions)
Net Income/(loss)	(17.6)	(32.4)	51.8	56.2	39.1
Interest	18.9	14.4	14.0	23.8	30.3
Taxation	(21.5)	7.7	12.7	13.6	(2.5)
Depreciation	13.3	12.7	14.1	16.9	17.0
Amortization	18.8	16.5	18.0	17.9	18.3

EBITDA	11.9	18.9	110.6	128.4	102.2
Finance income and costs excluding interest(a)	42.5	(20.1)	(2.5)	8.7	(3.6)
Restructuring and transaction costs	17.4	22.6	43.7	23.7	14.0
(Profit)/loss on sales of PP&E (excluding amounts charged to restructuring and transaction costs)	0.3	0.2	—	0.1	0.2
Share based compensation expense	—	—	—	—	1.1

Adjusted EBITDA	72.1	21.6	151.8	160.9	113.9

Change in trade working capital*(b)	19.0	9.0	9.7	(35.5)	(7.9)
Net cash payments for capital expenditures*(c)	(23.0)	(10.8)	(17.4)	(34.3)	(26.0)
Other cash movements and non-cash items*(d)	8.2	(7.9)	(6.0)	1.5	(3.9)

Management operating cash flow*	76.3	11.9	138.1	92.6	76.1

	Year ended December 31,
	2008	2009	2010	2011	2012
	(£ in millions)
Net Income/(loss)	(17.6)	(32.4)	51.8	56.2	39.1
Restructuring and transaction costs	17.4	22.6	43.7	23.7	14.0
Currency translation gain/(loss)	32.4	(29.5)	(18.6)	(0.2)	(3.6)
Accretion of the Vendor Loan Note	2.5	2.7	6.1	0.2
PPA amortization*	12.5	10.1	9.9	10.2	10.2
Share based compensation expense	—	—	—	—	1.1

Tax shield on adjustments*	(14.1)	(2.3)	(7.8)	(5.3)	(8.1)

Adjusted net income/(loss)*	33.1	(28.8)	85.1	84.8	52.7

*
Unaudited.

(a)
Finance income and costs excluding interest includes foreign exchange gains and losses on term loans, intra-group funding loans and currency options, fair value gains and losses on financial instruments, unused facility fees, amortized cost of term loan fees, provision for unwinding of discounts and the accretion of the Vendor Loan Note, which was repaid in February 2011.

(b)
Change in trade working capital represents changes in inventory, accounts receivable, accounts payable, prepayments and accruals excluding changes in restructuring and transaction costs.

(c)
Net cash payments for capital expenditures represents net cash payments for PP&E and intangible assets before exceptional PP&E, such as PP&E as part of the restructuring plan, net of proceeds from the sale of PP&E.

(d)
Other cash movements represents the cash outflows on current assets and current liabilities not included in trade working capital as defined above. Non-cash items represent the normal adjustments to reflect the movements in the income statement not affecting cash.

EXCHANGE RATE INFORMATION

        We publish our financial statements in Pounds Sterling and, at times, apply translation of U.S. Dollars into Pounds Sterling, as well as from other currencies into Pounds Sterling, in our financial statements based on the closing mid-point spot rates at 4:00 p.m. (London time) derived from WM/Reuters and as published by the Financial Times. The following table sets forth, for each of the periods indicated, the closing mid-point spot rates at 4:00 p.m. (London time) derived from WM/Reuters and as published by the Financial Times.

	Pound Sterling to U.S. Dollars
Period	Period End	Average(1)	Low	High
2008	1.4378	1.8528	1.4378	2.0309
2009	1.6149	1.5662	1.3669	1.6965
2010	1.5657	1.5454	1.4304	1.6372
2011	1.5541	1.6099	1.5341	1.6704
2012	1.6255	1.5847	1.5285	1.6255
October 2012	1.6111	1.6081	1.5940	1.6193
November 2012	1.6027	1.5965	1.6141	1.5846
December 2012	1.6255	1.6133	1.6021	1.6255
January 2013	1.5855	1.5988	1.5707	1.6125
February 2013	1.5180	1.5512	1.5110	1.5837
March 2013	1.5185	1.5077	1.4886	1.5185
April 2013 (through April 15)	1.5312	1.5278	1.5129	1.5394

(1)
Annual and monthly averages are calculated using the average of the daily rates during the relevant period.

ITEM 3A.    Risk Factors

        You should carefully consider the risks described below as well as the other information contained in this Annual Report in evaluating us and our business. If any of the following risks actually occurs, our business, financial condition or results of future operations could be significantly harmed. In that case, the trading price of our shares and ADSs could decline and you may lose all or part of your investment. This Annual Report contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward-looking statements as a result of many factors, including the risks faced by us described below and elsewhere in this annual report. You should also refer to the other information in this annual report, including our consolidated financial statements and the related notes.

Risks Relating to Our Business and Industries

Conditions in the global economy, including volatile conditions in both the United States and Europe, and in the credit markets may materially and adversely affect us.

        A significant portion of our revenues are generated as a result of the capital expenditure of our customers. The level of our customers' capital expenditure is sensitive to changes in general economic conditions as well as conditions in the credit markets. In addition, our customers supply products to markets, including steel, automotive and consumer electronics that are materially impacted by prevailing economic and credit market conditions. Fluctuations in capital expenditure by our customers or demand for our customers' products caused by conditions in the global economy or the credit markets impact demand for our products, systems and services and can materially and adversely affect our business, financial condition and results of operations. For example, our business, financial condition and results of operations were materially affected by the global economic crisis and credit market disruptions in 2008 and 2009. In addition, during 2011 and 2012, Europe experienced economic difficulties and global economic conditions continued to be negatively affected by the European sovereign debt crisis. In 2012 the U.S. economy experienced turmoil as a result of the uncertainty caused by the "fiscal cliff," expiring tax cuts and mandatory reductions in federal spending and the extension of the debt ceiling. While there are signs of economic conditions improving, if economic or credit market conditions worsen, the global economic recovery slows further, the economic downturn in Europe expands beyond Europe, the effects of the automatic spending cuts now in effect in the United States further deteriorate the economic recovery or we are unable to successfully anticipate and respond to changing economic and credit market conditions, our business, financial condition and results of operations could be materially and adversely affected.

        Downturns in general economic conditions and adverse conditions in the credit markets may also materially impact our suppliers. Adverse economic and credit market conditions may cause our suppliers to be unable to meet their commitments to us and may cause suppliers to make changes in the credit terms they extend to us. For example, the European sovereign debt crisis has caused disruptions in the financial markets, including diminished liquidity and credit availability. Such changes could significantly affect our liquidity and could materially and adversely affect our business, financial condition and results of operations.

Our business, financial condition and results of operations are significantly impacted by capital expenditure cycles in the semiconductor and emerging technologies (Flat Panel Display, Solar PV and LED) manufacturing industries.

        The Semiconductor market sector is the largest market sector for us for both vacuum products and abatement. It is also the largest market for abatement systems in general and a very significant market for vacuum pumps. For the year ended December 31, 2012, 37% of our revenue was attributable to equipment sales to the Semiconductor market sector. Demand for semiconductors is largely driven by purchases of consumer electronics and the proliferation of electronic applications in industrial, automotive, communications, computing and other large end-markets, which drives construction of new fabrication facilities and the expansion and upgrading of existing facilities to increase production capacity and to address technological developments. Historically, new capacity has been added in distinct cycles related to technological developments and consumer demand for electronics. Our Semiconductor customers' capital expenditures and resultant demand for our products and services is impacted by this cyclicality and other factors. The Emerging Technologies market sector is also cyclical and our solar photovoltaic ("Solar PV") and flat panel display ("FPD") revenues showed a sharp decline in 2009 followed by a strong recovery in 2010 and 2011 and followed by another sharp decline in 2012 as a result of slowing global demand and over capacity in the sector. Furthermore, demand for consumer electronic products that incorporate semiconductors or FPDs can be affected by a slowdown in general economic conditions and the resulting decline in consumer spending. For example, in 2009, we experienced significant reductions in the volumes of sales to customers in the semiconductor and FPD industries as a result of the global economic crisis and credit market disruptions. We cannot be certain of the timing or magnitude of future downcycles in the semiconductor and FPD industries. A decline in the level of orders for our products, systems and services as a result of any downturn in the semiconductor or FPD markets or our inability to satisfy any increase in demand in these markets as a result of an upturn could materially and adversely affect our business, financial condition and results of operations.

Our operational and production plan is based on our assessment of expected demand for our products, systems and services and, due to the nature of the order process in many of our market sectors, including customer cancellation, reduction or postponement of purchase orders, we may be unable to accurately forecast demand for our products, systems and services, which could materially and adversely affect us.

        Our operational and production plan is based on an assessment of our sales opportunities, order book and longer-term forecasts. Our customers do not typically place firm purchase orders for our products until a relatively short time before they require those products. As a result, we do not have a significant order book and therefore may not be able to accurately forecast our production volumes, which could result in demand not aligning with our forecast. Such misalignment could result in lower absorption of our manufacturing costs or our inability to fulfill the demands and specifications of our customers. Sales to our customers are typically made through non-exclusive, short-term purchase orders that specify prices and delivery parameters. The timing of placing these orders and the amounts of these orders are at our customers' discretion. Customers, including long-term customers, may cancel, reduce or postpone purchase orders with us prior to production on relatively short notice. If customers cancel, reduce or postpone existing orders or fail to place anticipated orders, it could result in the delay or loss of anticipated sales, which could lead to excess inventory and unabsorbed overhead costs.

        Although our operational and production plan is based in part on our existing customer relationships, there can be no assurance that our order book will result in the level of anticipated revenue as customer orders can be terminated, revised or delayed, generally without penalty. While we receive estimates of our customers' likely capital expenditure plans, and on that basis order components and materials and allocate production capacity, revenue is dependent on actual purchase orders which may not be consistent with those plans. Longer-term forecasts are made using available industry data and ongoing communication with existing and potential customers. While industry data and data collected as a result of our ongoing customer communication may be useful indicators of future capital expenditure, there can be no guarantee, that demand, for our products, systems and services will develop in line with such data or that the data itself will turn out to be accurate. Inaccuracy in our forecasts could materially and adversely affect our business, financial condition and results of operations.

Growth in our markets is driven by several factors that are outside of our control and if such growth is delayed, is less than anticipated or fails to materialize, our business, financial condition and results of operations could be materially and adversely affected.

        We expect growth in our markets will be driven by the following trends: (i) increasing miniaturization and sophistication of electronic devices; (ii) proliferation of consumer electronics; (iii) increasing demand for greenhouse gas and other air emission abatement technology and related services; (iv) industrialization of growth economies, particularly in Brazil, Russia, India and China ("BRIC Countries"); and (v) the use of new technologies and materials that increasingly require extremely clean vacuum environments and abatement of associated byproducts.

        It is possible that these trends will not develop as expected or according to our anticipated timeframes. Furthermore, even if such trends develop as expected, they may not result in increased demand for our products, systems and services or the products of our customers, as actual market performance may differ from projected growth based on our assumptions. As a result, demand for our products, systems and services as a result of these trends may not grow at the rates anticipated, or at all. The failure of these trends to develop or to result in increased demand for our products, systems and services may materially and adversely affect our business, financial condition and results of operations.

If we fail to maintain our existing customer relationships, including those with long-term customers, or if we lose any significant customer as a result of customer consolidation or otherwise, our business, financial condition and results of operations would be materially and adversely affected.

        Our top ten customers accounted for 42.1% of our total revenue in both the years ended December 31, 2011 and 2012. Our largest customer in the years ended December 31, 2010, 2011 and 2012 was Samsung, representing approximately 15.1%, 13.6% and 13.4% of our total revenues, respectively. If we lose any significant customer, including any of our long-term customers, or if any significant customer reduces, delays or cancels a significant volume of business for one or more of their fabrication facilities, our business, results of operations and prospects would be materially and adversely affected. We also have a number of customers who purchase most of their requirements for specific vacuum products and/or abatement systems from us. In the event that we lose any of our long-term customers or these customers begin to source their requirements from other manufacturers, our market share and revenue could be materially and adversely affected.

        The competitive environment in the Semiconductor and Emerging Technologies market sectors in which many of our customers operate, and the significant investments necessary to develop and manufacture their products, may lead to further consolidation in these markets. The consolidation of any of our customers may lead to reduced market share or reduced demand for our products. A consolidated entity may also seek to leverage any increase in purchasing power to purchase our products at lower prices. Furthermore, the consolidation of manufacturers in the Semiconductor and Emerging Technologies market sectors that are not customers would result in fewer potential new customers and could put our existing customers at a competitive disadvantage, thereby adversely impacting their demand for our products. In addition, from time to time, customers have had businesses that were adjacent to, or overlapped with, our business. Such customers could decide to manufacture their own vacuum products and abatement systems and may compete with our business in the future. The occurrence of any of those events could materially and adversely affect our business, financial condition and results of operations.

Our growth and overall business success is substantially dependent on our ability to timely and successfully develop and commercialize new products that provide value to customers and coincide with significant trends in the industries in which we operate.

        Our growth and overall business success is substantially dependent on our ability to timely and successfully develop and commercialize innovative value-added products and integrated solutions for our target market sectors that coincide with significant trends in the industries in which we operate. Our research and development activities focus on providing customers with new and enhanced products. The development and commercialization of our products are time consuming, costly and involve a high degree of risk. We may not be able to develop and commercialize technical advances before our competitors, who may be able to innovate more effectively or have more, or a different strategy for employing, resources to invest in research and development than we do. A failure to compete effectively with the research and development programs of our competitors and delays in the development and successful commercialization of reliable products in line with market requirements and expectations could materially and adversely affect our business, financial condition and results of operations. We could also miss our customers' product design windows if we fail to develop and introduce new products in a timely manner.

        Products that are specialized, newer, or not supplied by competitors typically have higher margins while the purchase prices and margins for established products tend to decline over time. A key component of our strategy is to introduce and commercialize new products with characteristics that can command higher margins. Our research and development activities are crucial to the success of this strategy. If we are unable to successfully develop and commercialize new products that meet customer demands or technological trends in a timely manner, do not have sufficient resources to maintain the level of investment in research and development required to remain competitive, or if there are changes in technology that enable production without the use of vacuum or abatement, then our business, financial condition and results of operations could be materially and adversely affected. In addition, due to the process-critical nature and high degree of customization of our technologies, new products may be developed jointly with customers.

        We work to develop a significant number of our new products and systems in close collaboration with customers. While the terms of these collaborations with customers vary, in some cases customers may restrict us from using the developed technology or producing the developed products for others for a period of time, and in some cases we may be prevented from exploiting such technology or product altogether. In addition, when we collaborate with our customers on projects, we may be unclear as to who owns the resulting technology, and, as a result, we may be subject to disputes or restrictions on use of such products.

If our products become obsolete, or others introduce technology and processes that decrease the importance of vacuum products or abatement systems, our competitive position, business, results of operations and prospects could be materially and adversely affected.

        The industries in which our customers operate are characterized by rapid technological change. Our customers constantly seek to introduce new products and new technologies in advance of competitors. As a supplier to such manufacturers, our vacuum products and abatement systems are dependent on the manufacturing processes used in those products. If new technologies replace our products, our business, results of operations and prospects could be materially and adversely affected.

        In particular, our customers may introduce new generations of their own products resulting in a change in manufacturing process or requiring new technological and increased performance specifications that would require us to develop customized products or products that do not require vacuum technology. Our future growth will depend on our ability to gauge the direction of changes in the manufacturing processes as a result of commercial and technological progress in end-user markets, and on our ability to successfully develop, manufacture and market products in such changing end-user markets. If we fail to keep pace with evolving technological innovations or fail to modify our products in response to our customers' needs, our business, financial condition and results of operations could be adversely affected as a result of reduced sales of our products.

        We may also experience difficulties or delays in the research and development, production and/or marketing of new products. If we are unable to successfully implement new manufacturing processes and product technologies in a timely manner, competitors may seize new opportunities in the market and our competitive position, business, results of operations and prospects would be materially and adversely affected.

Our reputation and profitability could be damaged if we fail to meet our customers' quality standards, specifications, process-related performance requirements or delivery schedules or if our products are defective.

        The performance, reliability, quality and timely delivery of our products are essential to our customers' manufacturing processes and, in cases where our products are included as components or sub-assemblies, to our customers' end products. As our customers incorporate new materials or technologies into their products and evolve their manufacturing processes, there is a risk that we will be unable to meet our customers' requirements. Any defect in or failure of our products, or of third-party components used in our products, could result in production delays or the failure of our products to perform to contractual specifications. This could result in the incurrence of substantial warranty or compensation costs to correct defects or provide replacement products or the payment of refunds or damages. In addition, improper or non-functioning control software embedded in certain of our products that interfaces with other customer systems could adversely affect the performance of such products. Any of the foregoing could harm our reputation and materially and adversely affect our business, financial condition and results of operations.

Our manufacturing operations depend upon the efficiency of our supply chain, the prices of components and the capacity of our manufacturing operations and any failure to adjust our supply chain or manufacturing volume and logistics and cost structure could materially and adversely affect us.

        Our manufacturing operations depend on our obtaining deliveries of adequate supplies of components and materials on a timely basis. We purchase components and materials from a number of suppliers around the world, and some of these purchases are on a just-in-time basis. From time to time, suppliers may extend lead times, limit supply to us or increase prices due to capacity constraints or other factors, or supply may be interrupted by external factors affecting logistics. In addition, although no supplier represented more than 3% of our overall supplier costs for the year ended December 31, 2012, some components are only available from a limited number of suppliers. We tend to have a preferred source for certain components, such as motors, bearings and gears, because such components are critical to our product performance. In some circumstances switching to another supplier may result in a disruption or a delay in our manufacturing process or the ability to meet customer orders. There are also certain components, typically specific electronic devices such as microprocessors, for which we have a single source and switching to another supplier may necessitate a redesign of our product or delays for testing and benchmarking the new components. If our supply chain fails to adjust capacity in line with changes to our requirements, or if there are other inefficiencies in the supply chain, we may not be able to obtain adequate supplies of quality components or materials in a timely manner, which could materially and adversely affect our business, financial condition and results of operations.

        Our manufacturing processes involve the consumption of components which in turn require the use of oil and commodities, including iron, aluminum and steel. The prices of these components and underlying commodities have fluctuated in the past and may fluctuate in the future for various reasons, including changes in prevailing prices and increased shipping costs, that are outside of our control. Because of industry dynamics and competition, we generally do not expect to be able to pass any related cost increases on to our customers and, as a result, such increases could materially and adversely affect our business, financial condition and results of operations.

        The effectiveness of our manufacturing operations also depends on our ability to forecast demand and the capacity of our manufacturing capability. Accurate forecasting of demand in cyclical sectors, such as the Semiconductor market sector, can be very difficult. The possibility of rapid changes in demand for our customers' products, and the possibility of rapid changes in the manufacturing processes used by our customers, reduces our ability to accurately estimate future customer requirements. In a semiconductor downturn cycle, for example, we may hold higher levels of inventory than is required to satisfy customer demand or have over-invested in manufacturing capacity, resulting in inventory write-offs or write-downs and under utilization of our facilities and personnel. Conversely, in times of growing demand, our manufacturing facilities may not have the capacity to meet customer orders in a timely manner, resulting in lost market share and damage to our reputation. As a result, our business, financial condition and results of operations could be materially and adversely affected if we are unable to adjust our supply chain volume, higher shipping costs and cost structure to address market fluctuations.

We rely on information systems to conduct our business, and failure to protect these systems against security breaches could adversely affect our business and results of operations. Additionally, if these systems fail or become unavailable for any significant period of time, our business could be harmed.

        The efficient operation of our business is dependent on computer hardware and software systems. Information systems are vulnerable to operational malfunctions and security breaches by computer hackers and cyber terrorists. We rely on industry accepted security measures and technology to securely maintain confidential and proprietary information retained on our information systems. However, these measures and technology may not adequately prevent unanticipated downtime or security breaches. The unavailability of the information systems or the failure of these systems to perform as anticipated for any reason could disrupt our business and could result in decreased performance and increased overhead costs, causing our business and results of operations to suffer. Any significant interruption or failure of our information systems or any significant breach of security could adversely affect our business and results of operations.

The costs associated with our restructuring program or potential future investments may exceed expectations, and we may not realize the expected benefits.

        We have completed a significant restructuring of our operational footprint, including opening new plants in the Czech Republic and South Korea, with the goal of streamlining our business processes and moving operations closer to customers. In connection with our restructuring, we transferred our semiconductor, FPD and solar PV dry pump manufacturing from the United Kingdom to South Korea and our General Vacuum pump manufacturing from the United Kingdom to the Czech Republic. If we fail to achieve the expected savings of our restructuring program in the expected timeframe, our business, financial condition and results of operations could be materially and adversely affected. Even if our operational restructuring is implemented as anticipated, we may experience increased local labor rates, costs associated with running two manufacturing facilities for an extended period, changes to logistics and related costs, supply chain disruptions, changes to local duties or other regulatory action or unionization in South Korea. In particular, delivery times for certain sophisticated components, such as specialized bearings, gears and motors, will be temporarily extended as those components will continue to be sourced from European suppliers and shipped to our manufacturing facilities in South Korea. We may face delays in sourcing such components from suppliers who are based closer to South Korea and we may not be able to replicate or improve upon our existing manufacturing performance and efficiencies in our new facilities. Over the long-term, we will also need to demonstrate to our customers the high quality of our products manufactured in the Czech Republic and South Korea, and, as a result of customer perception or issues with the quality of products (including due to factors outside of our control), we may be unable to do so. Furthermore, we must also make additional investments to retain core research and development know-how and capabilities in the United Kingdom.

        In November, 2012 we announced plans to take additional actions to optimize our global cost base and footprint, which will result in personnel-related restructuring. The cost reduction program includes voluntary and compulsory redundancies and we have introduced temporary working patterns to reduce the amount of compulsory redundancies. There can be no assurance that the costs associated with this restructuring initiative will not exceed present expectations or that we will realize the expected savings. If the restructuring costs escalate or we fail to achieve the expected savings in the expected timeframe, our business, financial condition and results of operations could be materially and adversely affected.

        We may make further investments in the future, including adding technological capabilities, entering new geographic markets, expanding our presence in existing markets or implementing new systems. For example, we may invest in additional facilities in Asia, particularly China and Taiwan, to be closer to key customers. Any such investments involve a number of risks and we may not be able to realize all of the anticipated benefits of the investments we decide to undertake. We may experience difficulties and incur higher than expected costs, which could require us to use our cash resources, incur additional indebtedness or sell equity securities to fund such investments. Furthermore, significant investment may divert management resources away from other areas of the business. These events, combined with the possibility of unanticipated events or liabilities, could result in the incurrence of debt and contingent liabilities and an increase in our interest expense, the use of available cash resources or dilution to our existing equity investors. This could also reduce our operational flexibility, require us to pledge further assets to secure our indebtedness and limit our ability to make additional investments in the future and could materially and adversely affect our business, financial condition and results of operations.

We may make acquisitions and engage in other transactions to complement or expand our existing businesses. However, we may not be successful in acquiring suitable targets at acceptable prices and integrating them into our operations, and any acquisitions we make may lead to a diversion of management resources.

        We may acquire businesses and technologies, make investments or form joint ventures in the future that we believe complement, enhance or expand our current portfolio or otherwise offer us growth opportunities. In such transactions, we may face competition from other companies. Our ability to complete any such transactions may also be limited by applicable antitrust laws and other regulations in the United Kingdom, the European Union, Asia, the Americas and other jurisdictions in which we do business. To the extent that we are successful in completing such transactions, we may have to expend substantial amounts of cash, incur debt, assume losses and incur other types of expenses. We may also face challenges in successfully integrating acquired companies into our existing organization and any acquisitions we make may lead to a diversion of management resources. Each of these risks could materially and adversely affect our business, financial condition and results of operations.

The growth and success of our business depends on our ability to retain key senior management.

        Our growth and success depends to a significant extent on the continued service of key senior management personnel, including Jim Gentilcore, Chief Executive Officer, David Smith, Chief Financial Officer, Sia Abbaszadeh, Chief Marketing and Technology Officer, Mike Allison, Sales Director, Steve Goldspring, Global Service Director, Chris Shepherd, Group HR Director and John Woodburn, Operations Director. The executive management board is highly experienced, with over 20 years' industrial experience on average, and has been instrumental in developing and maintaining our market position, customer relationships and financial performance, any of which could suffer should we experience the departure of any of these key senior management personnel. We have employment contracts with all senior management personnel. Members of senior management may terminate their employment on not less than either 12 months' or six months' written notice. There is a risk that we will not be able to retain or replace these key senior management personnel.

Our business depends on highly skilled technical, service and sales employees, and the departure of any such employees, or the failure to recruit and retain additional employees, could materially and adversely affect our business, financial conditions and results of operations.

        The nature of our business and the importance of research and development activities and technical, service and sales require the employment of personnel who are highly skilled and qualified in scientific and technical fields. Qualified and skilled technical personnel remain in high demand, especially in Asia, and the competition among potential employers is high. Such competition has resulted in higher salaries and benefits for technical personnel and a high staff turnover rate, especially in certain Asian markets in the past, and may continue to do so in the future. If these qualified and skilled employees leave, we may have difficulty replacing them and additional costs and expenses may be incurred in recruiting, hiring and training replacement staff. In addition, developing a marketing and sales team is a difficult, expensive and time-consuming process. Recruiting, training and retaining qualified sales personnel are critical to our success. Competition for skilled personnel can be intense, and we may be unable to attract and retain a sufficient number of qualified individuals to successfully launch our new products or to provide the necessary services. Additionally, we may not be able to provide adequate incentives to our marketing and sales force. If we are unable to successfully motivate and expand our marketing and sales force and further develop our sales and marketing capabilities, we will have difficulty maintaining and increasing the sales of our products. The loss of key technical, service and sales personnel could materially and adversely affect our business, financial condition and results of operations.

We rely upon proprietary and non-proprietary technology and processes and any unauthorized use, misappropriation or disclosure by others or restrictions on our ability to use such technology and processes could negatively impact our product development and business.

        Our success and competitive position depend in part on a combination of trade secrets and other unpatented proprietary know-how, including engineering drawings and data and manufacturing process control documentation. In addition, we have developed several proprietary product lines that use technology that we believe is unique to us. We generally seek to protect our trade secrets and other unpatented proprietary know-how from unauthorized use, misappropriation and disclosure by others, such as our collaborators, consultants, other third parties and our employees, through contractual arrangements, including employment and confidentiality agreements and invention assignments. These arrangements may be breached or otherwise may not provide meaningful protection for our trade secrets, know-how or other proprietary information against unauthorized use, misappropriation or disclosure. Furthermore, some of the employees and third parties that develop our technology and generate our trade secrets and proprietary know-how work outside of the United States and the United Kingdom, where the laws applicable to ownership of such intellectual property can be ambiguous or more difficult to enforce. To the extent that our collaborators, consultants or employees use intellectual property owned by others in their work for us, disputes may arise as to the rights in related resulting inventions or know-how. If the ownership of intellectual property is disputed, there can be no assurance that such dispute would be resolved in our favor. Existing or potential competitors may also independently develop similar technology or obtain other proprietary rights, which would impose restrictions on our activities and provide them with a competitive advantage. Any of these factors would negatively impact our product development and business.

Our business relies on patents and other intellectual property, which if narrowed in scope or found to be invalid or otherwise unenforceable could impair our competitiveness and harm our business, financial condition and results of operations.

        The success of our business is dependent in part on developing and protecting new and enhanced products and technologies. We rely on a combination of patent, trademark, copyright and trade secret law to protect our rights in such products and technologies. As of December 31, 2012, we had approximately 997 patents and approximately 762 pending patent applications, together constituting approximately 425 patent families. However, pending or future patent applications may not result in the issuance of patents. Patent applications in certain countries may not be published until more than 18 months after they are first filed. As a result, we cannot be certain that we were the first creator of technologies covered by pending patent applications or the first to file patent applications on these inventions.

        Moreover, we could lose our exclusive rights to prevent others from using proprietary products and processes that are included in our products or used in our businesses. Our patents may be subject to challenges as to their scope or may be found to be invalid or otherwise unenforceable or otherwise narrowed as to their scope of coverage. For instance, as of December 31, 2012, nine of our patents were subject to opposition proceedings before the European Patent Office and we cannot provide any assurance that we will be successful in such proceedings. In addition, statutory differences in patentable subject matter depending on the jurisdiction may limit the protection we obtain on certain of the technologies we develop. Complex factual and legal issues can also introduce uncertainty as to the validity, scope and enforceability of our patents and other intellectual property rights. In addition, certain of the countries in which we operate may not offer the same protections to, or may make it more difficult to effect the enforcement of, proprietary rights as in the United Kingdom or the United States, a risk that may be exacerbated as we move more of our manufacturing to Asia. We may not be able to exclude competitors from using the technologies we seek to protect if some of the patents or patent applications were not granted, were to expire or were successfully challenged.

        In addition, patent rights may not prevent our competitors from developing, using or selling products that are similar or functionally equivalent to our products. We may be forced to initiate legal proceedings to enforce our intellectual property rights or our ability to exploit our technology. For example, as of December 31, 2012, we were opposing six of our competitors' patents in the European Patent Office. Any legal action to enforce our intellectual property rights may be costly and take up substantial management time. Any failure to protect, maintain and enforce our intellectual property could impair our competitiveness and harm our business, financial condition and results of operations.

        We have licensed patents and technology from third parties that we incorporate in our products and use to conduct our business. Some of these license agreements require us to make one-time or ongoing payments. These licenses may be terminated if we are in breach of the licensing agreements, and we may need to obtain additional patent licenses or renew existing license agreements in the future. We are unable to predict whether these license agreements can be obtained or renewed on acceptable terms. Our inability to maintain or obtain licenses for necessary third-party technology or intellectual property could require us to develop or acquire substitute technology of lower quality or of greater cost, and there may be no substitute technology available. It is also possible that third parties may have or acquire licenses for other technology or designs that we may use or wish to use, so that we may need to acquire licenses to, or contest the validity of, such patents or trademarks of third parties. We may not prevail in contesting the validity of third-party rights.

We may be subject to claims of infringement of third-party intellectual property rights.

        Given the rapid technological change that characterizes our industry, there can be no assurance that we will not be subject to claims of infringement of intellectual property rights held by third parties.

We seek to develop and implement new technologies and processes quickly, and in doing so, we may not adequately identify such third-party rights or assess the scope and validity of these third-party rights. We may become subject to lawsuits alleging that we or our customers have infringed on the intellectual property rights of others and seeking that we cease to use the relevant technology. There may also be a degree of uncertainty regarding ownership rights in a process or technology. For example, when we collaborate with our customers on projects, we may be unclear as to who owns the resulting technology, and, as a result, we may be subject to disputes or restrictions on use of such products. Any such intellectual property litigation could represent a significant expense and divert our personnel's attention and efforts, which could materially and adversely affect our business, financial condition and results of operations.

We may be subject to increased payments in respect of Beckmann liabilities.

        As a result of the acquisition of our business from The BOC Group plc in 2007, a number of employees were transferred to us by the Transfer of Undertakings (Protection of Employment) Regulations 2006 ("TUPE"). TUPE preserved the relevant employees' contractual terms and conditions, including (as a result of the Beckmann v. Dynamco case (2002)) their redundancy-related pension rights which were embedded within two pension schemes of The Linde Group (their employer before their transfer from The BOC Group plc), which we refer to collectively as the Beckmann liabilities. In May 2007, we informed employees that a rule under the Linde Pension Scheme granting an unreduced early retirement pension upon redundancy with ten years' service would be construed as an absolute right for the transferring scheme members, subject to any subsequent legal clarification that there was no such right at law. There is a risk that the Beckmann liabilities relate to more employees than those identified in May 2007.

        A provision of £26.9 million is included on our balance sheet as of December 31, 2012 in respect of the present value of our net estimated Beckmann liabilities for all employees who have been or, it is proposed, will be made redundant through our restructuring programs, net of other pension benefits. The actuarial and other assumptions used to calculate the balance sheet provision could understate the value or the timing of the liabilities in respect of these arrangements, and changes to the legal framework could change employee entitlements and the value of those liabilities. In 2012, in Proctor & Gamble v. SCA, the High Court further clarified the treatment of occupational pensions on an asset transfer, including clarifications on the transfer of early retirement benefits and the assumed liability for enhancements to an early retirement pension. The High Court has granted the defendants leave to appeal the case and therefore we have not altered our provision calculation. The outcome of the appeal may cause us to alter the calculation and the amount of the provision.

        An actuarial review is required to be conducted every six months and most recently took place in January 2013 in connection with the preparation of our financial statements for the year ended December 31, 2012. That review confirmed our expectations that approximately £356,000 will be required to be paid in the year ending December 31, 2013.

        In addition, any future cash payments in respect of Beckmann liabilities could be higher than anticipated. The value of pension related liabilities is sensitive to the assumptions used in their determination. This is particularly true in relation to the Beckmann liabilities. Furthermore, the assumptions used are sensitive to market conditions. If the reserves required or actual payments are higher than anticipated by us as a result of changes to assumptions, market conditions or the law relating to the interpretation of the Beckmann liabilities, further redundancies for employees with these redundancy-related pension rights could represent a significant expense for us and materially and adversely affect our business, financial condition and results of operations.

We operate in a highly competitive environment and we may not be able to sustain our current market positions if we fail to compete successfully.

        We face significant competition for our products and services in each of our market sectors, and such competition puts pressure on our prices and profit margins. Competitors may introduce new and enhanced products in advance of us and may further seek to enhance their market positions by offering price reductions. If we are unable or unwilling to offer similar price reductions or make other concessions to maintain our market position, we may lose customers, experience reductions in sales volumes or otherwise be adversely affected.

        We compete with a number of different companies in each of our market sectors. Some of our competitors have longer operating histories, greater name recognition, greater financial, technical and operational assets and greater sales and marketing and personnel resources, especially in relation to specific sectors. Other competitors are smaller and more localized producers that sell to a specific customer or group of customers. Many competitors are located in Germany or in the key Asian markets of Japan, China, South Korea and Taiwan, and may have stronger customer relationships than us due to closer proximity to customers or a customer's preference for conducting business with companies domiciled in their country. In addition, there are a number of manufacturers in China who manufacture lower cost pumps. These manufacturers do not currently have a global presence; however, if they were able to establish a global presence, we could experience increased price pressure for a number of our products. Moreover, any consolidation among competitors could enhance their manufacturing capabilities and efficiency, product and service offerings and financial and other resources, which would strengthen their competitive position. There can be no assurance that we will be able to maintain or grow our market share if we are unable to anticipate technological advances, sustain product innovation and maintain or extend our customer base. We may also face new competitors that seek to enter the markets we serve.

        With respect to our services, our customers may choose to provide service on an in-house basis or use local or regional service providers. Moreover, end-users may elect not to use OEM parts but instead use a low-cost alternative. In addition, due to relatively low start-up costs, the Service market sector is particularly susceptible to new entrants. We may experience price pressure as a result of new competitors or ultimately lose market share for our services.

Our industry may experience consolidation that may cause us to lose revenues and market share.

        Our industry may experience change in the future, which may result in increasing consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm us in a number of ways, including:

  •
  we could lose strategic relationships if our strategic partners are acquired by or enter into relationships with a competitor (which could cause us to lose access to distribution, content, technology and other resources);

  •
  we could lose customers if competitors or users of competing technologies consolidate with our current or potential customers; and

  •
  our current competitors could become stronger, or new competitors could form, from consolidations.

        Any of these events could put us at a competitive disadvantage, which could cause us to lose customers, revenue and market share. Consolidation could also force us to expend greater resources to meet new or additional competitive threats, which could also harm our business, financial condition and results of operations.

We are subject to risks associated with doing business internationally, and our operations and possible expansion in China expose us to political, regulatory, economic and foreign investment risks.

        Our strategy to serve our customers locally and locate our facilities where key customers operate means that we are exposed to a variety of risks associated with being a global business. We have completed a significant restructuring of our operational footprint, and we have opened new plants in the Czech Republic and South Korea, with the goal of streamlining our business processes and moving operations closer to customers. We also have facilities in Brazil, China, Germany, India, Israel, Japan, Mexico, Singapore, Taiwan, the United Kingdom and the United States. Because of the global nature of our operations, we are vulnerable to a number of factors that could materially and adversely affect our business, financial condition and results of operations, including:

  •
  disruptions in the international trading environment;

  •
  the complexities of complying with foreign laws and customs;

  •
  adverse changes in foreign government regulations;

  •
  political instability and changes in a specific country's or region's political and economic conditions;

  •
  geopolitical turmoil, including labor strikes, war, political unrest, terrorist activity or public health concerns, especially in growth economies that are not well equipped to handle such occurrences;

  •
  changes in labor standards;

  •
  local customs that could lead to an extension or experience of longer receivable periods or warranty periods, which could lead a high level of bad debt;

  •
  limitations on our ability under local laws to protect our intellectual property;

  •
  nationalization and expropriation;

  •
  the complexities of taxation in multiple jurisdictions, and any changes in tax laws in these jurisdictions;

  •
  the rate of inflation in other countries;

  •
  fluctuations in interest rates in foreign countries;

  •
  currency fluctuations, which result in our products becoming too expensive for foreign customers; and

  •
  the need to ensure compliance with the numerous regulatory and legal requirements applicable to our business in each of these jurisdictions and to maintain an effective compliance program to ensure compliance with these requirements.

        In particular, we have a dry pump factory located in South Korea where three of our top ten customers, including our largest customer are headquartered. If our manufacturing facilities in South Korea are disrupted as a result of any events described above, our ability to meet our production capacity targets and satisfy customer requirements may be impaired.

        Our international production facilities and operations and possible expansion in growth markets, are susceptible to political, regulatory, economic and foreign investment risks. The political, economic and legal systems and conditions in these countries may be unpredictable. For example, under Chinese laws and regulations, foreign investment projects require the approval of the relevant governmental authorities in the province or special economic zone in which the project is located and, in some circumstances, the approval of the relevant authorities of the central government of China. If these approvals were revoked or suspended, or if additional approvals necessary for our future operations are not granted or are delayed, our business and results of operations could be adversely affected. There are also a number of other risks such as import or export licensing requirements or unexpected changes in regulatory requirements which may adversely affect our existing operations in growth markets, and, as a result, our strategy to expand our operations in these countries may not be successful.

Fluctuations in foreign exchange rates may materially and adversely affect our reported earnings, cash flows, financial conditions and results of operations.

        We report our audited financial statements in Pounds Sterling. The global nature of our operations exposes us to exchange rate volatility as a result of potential mismatches between the currencies in which revenues and expenses are denominated. For both of the years ended December 31, 2011 and 2012, we generated 94% of our revenues and 59% and 68%, respectively, of our operating costs in currencies other than Pounds Sterling, including the U.S. Dollar, Japanese Yen, Euro, South Korean Won and Czech Crown. We are exposed to movements in the exchange rates among these currencies. We are also exposed to transactional foreign exchange rate risk when a subsidiary enters into a transaction in a currency other than the subsidiary's functional currency. We seek to manage our transactional foreign exchange rate risk by managing the net position in each foreign currency using external forward currency contracts. We also have borrowings denominated in currencies other than Pounds Sterling and for both years ended December 31, 2011 and 2012, 98% of our borrowings was denominated in U.S Dollar. As a result of the currency composition of our revenues, expenses, assets and liabilities, we have been, and expect to continue to be, exposed to foreign exchange rate fluctuations, which could materially and adversely affect our reported earnings, cash flows, financial condition and results of operations as reported in Pounds Sterling. Fluctuations in exchange rates could also significantly impact the comparability of our results of operations between periods. In addition, we may decide not to enter into foreign exchange forward or derivative contracts, or any such contracts may not adequately protect our results of operations, assets and liabilities and cash flows from the effect of exchange rate fluctuations, may limit any benefit that we might otherwise receive from favorable movements in exchange rates or may exacerbate the effect of unfavorable movements in exchange rates.

We could be adversely affected by violations of the United States Foreign Corrupt Practices Act, the United Kingdom Bribery Act of 2010 and similar worldwide anti-bribery laws.

        The U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws generally prohibit companies and their intermediaries from making improper payments to foreign government officials for the purpose of obtaining or retaining business. The United Kingdom Bribery Act of 2010 (the "Bribery Act") prohibits both domestic and international bribery, as well as bribery across both private and public sectors. In addition, an organization that "fails to prevent bribery" by anyone associated with the organization can be charged under the Bribery Act unless the organization can establish the defense of having implemented "adequate procedures" to prevent bribery. There are similar public and private anti-bribery provisions applicable under the Cayman Islands Anti-Corruption Law (2008) which prohibit bribery with both foreign and domestic public officials. We cannot be assured that our policies and procedures for compliance with any of the above mentioned anti-bribery laws will protect us from potential reckless or criminal acts committed by individual employees or agents. If we are found to be liable for anti-bribery law violations, we could be subject to criminal or civil penalties or other sanctions that could materially and adversely affect our business, financial condition or results of operations.

We are subject to environmental and health and safety laws, rules and regulations that could require us to modify our existing business practices and incur increased costs and subject us to potential liabilities.

        We are subject to a variety of laws, rules and regulations regarding the protection of the environment, health and safety, energy efficiency and product safety, including those that govern, among other things, the emission of pollutants into the air, wastewater discharge, the storage, use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and health and safety of employees. Our research and development and manufacturing processes use, and our service facilities must handle, certain hazardous substances. Pursuant to such laws, rules and regulations, we are required to obtain and periodically renew permits and licenses for our operations that result in discharge to air, land or water as well as the use and handling of waste or hazardous materials. These permits and licenses generally must be renewed periodically and may be revoked or suspended by regulatory authorities. Any violation of such laws, rules and regulations could subject us to civil and criminal penalties and other liabilities, result in the loss or shutdown of our facilities or require us to suspend our operations. In addition, any failure to properly manage the emission of pollutants into the environment, wastewater discharge, the storage, use and handling of hazardous substances, waste disposal or the investigation and remediation of soil and ground water contamination could subject us to increased costs or liabilities, including civil and criminal penalties, governmental fines, expenses for remediation with respect to contamination and third-party claims or litigation. In addition, we may be held liable in connection with contamination at or emanating from our or our predecessors' current or former sites, or sites used by us or our predecessors for the disposal of waste, even if we were not at fault. Soil and groundwater contamination is present at certain of these sites, and it is possible that greater regulatory scrutiny and remediation requirements could be triggered by the closure or redevelopment of these sites. There can be no assurance that we have been in compliance or will comply with applicable environmental and health and safety requirements or that we will be able to maintain or renew our related licenses or permits. In addition, the enactment of new or more stringent environmental or health and safety requirements or more vigorous enforcement policies by relevant governmental authorities could also potentially require us to modify our existing business practices or incur material expenditures. Our obligations, costs and liabilities relating to environmental and health and safety matters could materially and adversely affect our reputation, business, financial condition and results of operations.

Our manufacturing processes and products and our service operations at our customers' manufacturing locations may cause personal injury and loss of life, damage to property and contamination of the environment.

        Our manufacturing processes involved in the production of vacuum pumps and abatement systems, our products and the manufacturing processes of our customers where our employees are located, may cause personal injury and loss of life, damage to property and contamination of the environment, which may result in a suspension of operations and the imposition of civil or criminal penalties, including governmental fines, and claims or litigation brought by governmental entities or third parties. The loss or shutdown of operations over an extended period at any of our major operating facilities could materially and adversely affect our results of operations. Although we maintain property, business interruption and casualty insurance, such insurance may not be available in the future, may not be in amounts sufficient to cover any such claims and may not cover such claims.

Our operations or demand for our products may be impacted by natural or other events outside our control, which could disrupt our operations.

        Our operations, our suppliers' operations or demand for our products could be adversely affected or disrupted by natural events or other events outside our control, including a disruption at one of our central service centers or interruptions to, or the improper functioning of, our information technology systems. A significant portion of our operations, or those of our suppliers, are located in Asia, including in China, Taiwan, South Korea and Japan, which are vulnerable to and, in the case of Japan has experienced, natural disasters. As a result of this geographic concentration, any catastrophic event that affects or disrupts our operations or those of our customers or suppliers could result in delays in the production and shipment of our products. The global nature of our operations and the variety of systems in place to support our business can also present challenges to the efficiency of our information technology networks.

        In particular, if one of our manufacturing facilities was to be shut down unexpectedly, or certain of our manufacturing operations within an otherwise operational facility were to cease production unexpectedly, our business, financial condition and results of operations would be materially and adversely affected. Further, any significant inadequacy, disruption or failure of our information technology systems, or any delays or failures in the implementation of information technology systems projects, could result in unforeseen expense and difficulties in managing our operations, which could materially and adversely affect our business, results of operations and financial condition. Such a disruption could be caused by a number of different events, including:

  •
  maintenance outages;

  •
  prolonged power failures;

  •
  network and telecommunications failures, including data corruption, computer viruses and security breaches;

  •
  equipment failure;

  •
  theft, vandalism or other acts;

  •
  fires, floods, earthquakes or other catastrophes;

  •
  threatened or actual political unrest or terrorist activity or acts of war;

  •
  labor difficulties; or

  •
  other operational problems.

        In addition, our activities could also suffer from a disruption at one of our central service centers. For example, a number of our transactional and customer care activities are supported by our shared services centers in the Czech Republic, South Korea and Taiwan, and if they experienced a disruption, our ability to satisfy customer requirements may be impaired.

A prolonged disruption at one of our manufacturing facilities could materially and adversely affect our business, financial condition and results of operations.

        We rely on the manufacturing facilities we own, in particular our facilities in the United Kingdom, Japan, the Czech Republic and South Korea. A prolonged disruption or material malfunction of, interruption in or the loss of operations at one or more of our manufacturing or remanufacturing facilities, or the failure to maintain our labor force at one or more of these facilities, would limit our ability to meet customer demands and delay new product development until a replacement facility and equipment, if necessary, was found. The replacement of the manufacturing facility and the restarting of manufacturing operations could take an extended time and costs could materially and adversely affect our business, financial condition and results of operations.

Our operations may be subject to work stoppages or other labor disputes which could materially and adversely affect our business, financial condition and results of operations.

        As of December 31, 2012, we had over 3,300 full-time employees and approximately 500 temporary employees in our operations around the world. Some of our employees are unionized and operate under collective bargaining agreements. The countries in which we operate provide various protections and bargaining or other rights to employees. These employment rights may require us to expend greater time and costs in altering or amending employees' terms of employment or making staff reductions. For example, employees in Germany are represented by works councils which generally must approve changes in conditions of employment, including salaries and benefits.

        There can be no assurance that existing collective bargaining agreements will be extended or renewed on current terms or that we will be able to negotiate new collective bargaining agreements in a favorable and timely manner. All of our United Kingdom sites, except Bolton, Clevedon and Crawley, are subject to agreements with trade unions, which stipulate that wage agreements are to be negotiated annually, and approximately 70 employees in the United Kingdom operate under a collective bargaining agreement. In continental Europe, our employees operate under a collective bargaining agreement in France and the Czech Republic. Our employees operate under a collective bargaining agreement in China. We may also become subject to unionization in South Korea. Future consultation processes and negotiations with our unionized work force could have a material impact on our financial results. If a material disagreement between our management and unions arises, or if employees engage in a prolonged work stoppage or strike at any of our facilities, our business, financial condition and results of operations could be negatively affected. We have not experienced any material work stoppages or labor disputes in recent years, however, there can be no assurance that work stoppages or labor disputes will not occur in the future.

Our insurance policies may not cover all risks associated with the operation of our business.

        We maintain insurance policies on our production facilities, buildings, machinery and inventories covering property damage (including damage due to windstorms, earthquakes, floods and other natural disasters) and business interruption (for losses that flow from the loss of otherwise insured property), primary and excess combined public liability, personal accident coverage and product liability coverage. In addition, we also maintain insurance policies covering motor and travel, director's and officer's liability, employment practices liability, general liability and policies that provide coverage for risks during the shipment of products. Our policies are subject to deductibles, exclusions and limitations that could affect our ability to make a claim. In addition, our business may be affected by certain risks for which full insurance cover is either not available or not available on commercially reasonable terms. Consequently, there can be no assurance that we will not incur losses or suffer claims beyond the limits of, or outside the coverage of, our insurance policies.

Fluctuations in interest rates may have an adverse effect on our financial results.

        We are exposed to interest rate risk from borrowings issued at variable interest rates, and we are vulnerable to fluctuations in interest rates, principally in relation to the U.S. Dollar. We partially manage the cash flow interest rate risk through interest rate swaps. We review our interest rate cover on a quarterly basis. As of December 31, 2012, 69% of our debt under the First Lien Credit Agreement was hedged to May 2014, 40% from June 2014 to November 2014, and 22% from December 2014 to May 2016. We retain exposure to floating interest rates and, as a result, increased interest rates would increase our cost of borrowings and adversely affect our financial results.

We are exposed to credit-related losses in the event of non-payment and/or non-performance by customers and non-performance by counterparties to financial arrangements which could materially and adversely affect our business, financial condition and results of operations.

        Our business is exposed to operational credit risk, which relates to the non-payment and/or non-performance by customers in respect of trade and other receivables. Financial difficulties experienced by customers, which include bankruptcies, restructurings and liquidations, or potential financial weakness in the industry, increase this risk. We have in the past experienced non-payments as a result of the bankruptcies of our customers. Credit terms extended to customers vary between countries according to local practice and depend on the customer. Our terms of trade generally vary between 30 and 60 days but can be longer. As a result, we are subject to credit risk for longer periods of time depending on the customer and the country. Our procedures and policies aimed at minimizing customer related credit risk, including monthly reporting of debtors and regular monitoring of credit limits and risk data, may not be adequate, and they may not protect us against the risk of non-payment and/or non-performance by our customers. The failure of a customer to pay outstanding amounts owed to us could have a materially adverse effect on our business, financial condition and results of operations.

        Our business is also exposed to financial counterparty credit risk linked to non-performance by banks and other financial institutions in respect of investment of surplus funds in cash equivalents and other instruments, bank facilities and foreign exchange and interest rate derivative contracts. There can be no assurance, however, that our procedures and policies to limit counterparty credit risk will adequately reduce exposure to such risk and, therefore, non-performance by counterparties to financial instruments could materially and adversely affect our business, financial condition and results of operations.

Our level of financial indebtedness and operating and financial restrictions in the First Lien Credit Agreement could have significant adverse consequences for us.

        The First Lien Credit Agreement imposes significant operating and financial restrictions on us. For more information on our outstanding indebtedness, see "Description of Certain Indebtedness" included elsewhere in this document.

        Our level of indebtedness and the First Lien Credit Agreement have important consequences and impose a number of restrictions, including:

  •
  requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness;

  •
  exposing us to the risk of increased interest rates with respect to our borrowings bearing a variable rate of interest, unless we are able to fully hedge our interest rate exposure with respect to such borrowings;

  •
  exposing us to the risk of increased foreign exchange rate risk;

  •
  limiting our ability to make investments and restricted payments, including dividends;

  •
  imposing constraints on our business operations and growth plans as a result of the need to take account of the covenants or defined baskets in our debt financing agreements when executing those business operations and growth plans;

  •
  limiting our ability to sell our assets or consolidate or merge with or into other companies or enter into joint ventures;

  •
  increasing our vulnerability to general economic and industry conditions, because debt payment obligations may limit our ability to use cash to respond to changes in the industry or the wider economy;

  •
  placing us in a disadvantageous position compared to competitors who are less indebted and may be better able to use their cash flows to fund competitive responses to changing industry, market or economic conditions;

  •
  limiting our flexibility in planning for, or reacting to, changes in the economy and the market sectors in which we operate;

  •
  requiring compliance with certain financial covenants;

  •
  limiting our ability to, or increasing the costs to, refinance indebtedness; and

  •
  making it more difficult to borrow additional funds in the future to fund working capital, capital expenditures and other purposes.

        Any of the foregoing could limit our operational and financial flexibility and could materially and adversely affect our business, financial condition and results of operations.

        If, when required, we are unable to repay, refinance or restructure our indebtedness under, or amend the covenants contained in, the First Lien Credit Agreement, or if a default otherwise occurs as a result of failing to comply with any of the operating and financial restrictions placed upon us, the lenders could elect to terminate their commitments there under, cease making further loans, declare all borrowings outstanding, together with accrued interest and other fees, to be immediately due and payable and institute foreclosure proceedings against those assets that secure the borrowings.

We may become subject to taxation in the Cayman Islands which would negatively affect our results.

        We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, until February 21, 2032, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company. If we otherwise were to become subject to taxation in the Cayman Islands, our financial condition and results of operations could be materially and adversely affected. See "Item 10. Additional Information—E. Taxation—Cayman Islands Taxation."

Our business is subject to potential tax liabilities which could materially and adversely affect our business, financial condition and results of operations.

        We are subject to income, withholding, value-added and other sales-based taxes, real property and local taxes and other taxes and duties in various jurisdictions. Significant judgment is required in determining our worldwide provision for taxes. The tax position taken with respect to certain transactions and calculations may be challenged by tax authorities for reasons including transfer pricing, the availability of deductions for interest expense and other deductible items, the treatment of acquisition, refinancing and reorganization transactions, intercompany funding arrangements, the application and effect of tax "holidays" and the calculation of deferred tax assets and liabilities. For example, transfer pricing adjustments may arise in relation to the intra-group provision of services and sales of products. Although we believe our tax estimates and provisions are reasonable, there can be no assurance that the final determination of any tax audits or litigation will not be materially different from that which is reflected in historical income tax provisions and accruals. We are subject to tax audits and tax reviews, which, by their nature, are often complex, and can require several years to conclude. The total accrual for income tax in any period is based on the judgment of our management, interpretation of country-specific tax law and the likelihood of crystallization and settlement of any particular tax liability. Amounts provided for in any period could be less than actual tax liabilities, and adjustments may be required in subsequent periods that may materially adversely affect our tax accruals or tax payments, and may result in the payment of interest and/or penalties, which could materially and adversely affect our business, financial condition and results of operations.

Changes in tax or accounting rules or their interpretation or the outcome of tax assessments and audits could materially and adversely affect our business, financial condition and results of operations.

        We operate in many jurisdictions with varied tax regimes, and are subject to tax rates that are computed according to local legislation and practice. The imposition of additional taxes or increases in the rate of corporate or other taxes, the removal of tax incentives that we currently benefit from, or changes to accounting rules in any jurisdiction in which we operate may affect our profitability. Changes in tax legislation or the interpretation thereof in any of these jurisdictions could materially affect our operating results in the future. In addition, particularly in developing markets, tax laws may have been in force for relatively short periods and may be unclear or interpreted inconsistently. The application and interpretation of these laws by governmental authorities may therefore be uncertain and difficult to predict. In this context, positions we take on taxation-related matters are subject to possible review and investigation by tax authorities. If governmental authorities were to successfully challenge any tax position taken by us, substantial fines, penalties and interest charges might be imposed on us. This could materially and adversely affect our business, financial condition and results of operations.

Our transfer pricing arrangements may be challenged by local tax authorities, which may cause the amount of our tax payable to increase materially and may result in penalties or interest.

        Certain territories in which we operate have transfer pricing regulations that require transactions involving associated companies to be effected on arm's length terms. It is our policy that arrangements between Edwards' subsidiaries, such as the intra-group provision of services, are carried out on an arm's length basis. However, if the tax authorities in any relevant jurisdiction do not regard such arrangements as being made on an arm's length basis and successfully challenge those arrangements, the amount of tax payable, in respect of both current and previous years, may increase materially and penalties or interest may be payable. In 2011, we changed our operating model which has impacted our intra-group pricing arrangements. There is a risk these changes may increase the likelihood of local tax authorities making inquiries into our transfer pricing arrangements.

There may be a risk of us being subject to tax in jurisdictions in which we do not currently consider ourselves to have any tax resident subsidiaries or permanent establishments.

        Our tax treatment is dependent, among other things, on the jurisdiction of our residence, including the residence of our subsidiaries, for tax purposes. We are a Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes. We attempt to manage our business such that each of our subsidiaries is resident for tax purposes solely in its jurisdiction of incorporation, and does not unintentionally create a taxable permanent establishment or other taxable presence in any other jurisdiction. As of the date of this document, Edwards Limited (a United Kingdom resident company), which has a permanent establishment in the Czech Republic, is our only subsidiary to have a permanent establishment outside of its jurisdiction of incorporation. However, this does not adversely impact our tax position. If we, including any of our other subsidiaries, are found to be resident elsewhere or to have a taxable permanent establishment or other taxable presence elsewhere, this may have a material effect on the amount of tax payable by us. However, in general this should only have an adverse effect on the amount of tax payable by us if the corporate tax rate in the relevant other jurisdiction is higher than in the jurisdiction of incorporation.

We are subject to the risk of claims, lawsuits and other proceedings in the ordinary course of our business, which could adversely affect our results of operations.

        We are exposed to a variety of potential litigation and statutory compliance risks in the jurisdictions in which we operate. These risks include, among others, litigation concerning product warranty and liability matters, personal injuries and health and safety, intellectual property rights, taxes, environmental matters, competition laws and sales and trading practices. These risks will continue to exist and legal proceedings and contingencies may arise from time to time. The outcome of investigations, legal proceedings and other contingencies cannot be predicted, and we may be subject to fines, penalties and other damages if found liable. This could have an adverse effect on our results of operations. While we may make provisions for certain anticipated costs associated with litigation, there can be no guarantee that the assumptions used to estimate the provisions will result in an accurate prediction of the actual costs that may be incurred. In addition, subsequent events may cause management to change its assessment of the likelihood of sustaining a previously recognized benefit. Such a change could have a material and adverse effect on our results of operations in the period in which such event occurs, or on our cash flows in the period in which any ultimate settlement or determination of a legal or regulatory proceeding occurs. Furthermore, legal proceedings may materially and adversely impact our reputation with customers, suppliers, employees and other market participants, which could affect our results of operations.

We are subject to the risk of warranty claims, product recalls and product liability, which could adversely affect our results of operations.

        We are exposed to the potential for product liability and warranty claims. Products as complex as those we offer may fail to perform as expected or may contain defects or failures. This risk is especially present when products are first introduced or when new versions or enhancements of existing products are released. Although our warranty provisions, which for the years ended December 31, 2011 and 2012 totaled £18.8 million and £16.9 million, respectively, are based on our best estimates of amounts necessary to meet existing and future liabilities, final amounts determined could differ materially from these estimates. There can be no assurance that our warranty provisions can adequately cover potential warranty liabilities. For the year ended December 31, 2012, warranty charges were 3.3% of revenue. A product liability claim, including, for example, as a result of the potentially explosive processes used by some of our customers, brought against us could exceed the limits of our product liability insurance. Additionally, we may incur costs and expenses relating to a recall of one of our customers' products. The process of identifying a recalled product that has been widely distributed may be lengthy and require significant resources, and we may incur significant replacement costs, contract damage claims from our customers and reputational harm. As a result, we could incur significant warranty or product liability costs, or costs related to the defense of such claims, and costs related to product recalls, which could have a material and adverse effect on our results of operations.

Our results of operations may vary significantly due to impairment of goodwill and/or other intangible assets incurred in the course of acquisitions, as well as due to impairment of tangible assets due to changes in the business environment.

        Our results of operations may vary significantly due to impairment of goodwill and/or other intangible assets relating to acquisitions and to the purchase of technologies and licenses from third parties. Because the market for our products is characterized by rapidly changing technologies, and because of significant changes in the industries in which we operate, our future cash flows may not support the value of goodwill and other intangibles on our consolidated balance sheet. We are required to annually test goodwill and to assess the carrying values of intangible and tangible assets when impairment indicators exist. As a result of such tests, we could be required to book an impairment in our income statement, if the carrying value in our consolidated balance sheet is in excess of the recoverable value. Recoverable value represents the higher of fair value and value in use. The amount of any potential impairment is not predictable as it depends on our estimates of projected market trends, results of operations and cash flows. Any potential impairment, if required, could have a material and adverse impact on our results of operations.

        We last performed impairment testing as part of the year end closing process for the year ended December 31, 2012 and there were no impairments at that time. Many of the factors used in assessing fair values for such assets are outside of our control and the estimates used in such analysis are subject to change. If market and economic conditions deteriorate, this could result in future non-cash impairment charges. Further impairment charges could also result from new valuations triggered by changes in our product portfolio or strategic transactions.

The price of the ADSs could be highly volatile.

        The value of an investment in the ADSs may decrease or increase abruptly, and such volatility may bear little or no relation to our performance. The price of the ADSs may fall in response to market appraisal of our strategy or if our results of operations and/or prospects are below the expectations of market analysts or shareholders. In addition, stock markets have, from time to time, experienced significant price and volume fluctuations that have affected the market price of securities, and may, in the future, experience similar fluctuations which may be unrelated to our operating performance and prospects but nevertheless affect the price of the ADSs. Other factors which may affect the price of the ADSs include, but are not limited to:

  •
  differences between our expected and actual operating performance;

  •
  cyclical fluctuations in the performance of our business and the industries in which we operate in general;

  •
  speculation regarding the intentions of our major shareholders or significant sales of ADSs by any such shareholders or short-selling of the ADSs; speculation about the issuance of equity or equity-linked securities by us;

  •
  speculation regarding possible changes in our management team;

  •
  the publication of research reports by analysts;

  •
  strategic actions by us or our competitors, such as mergers, acquisitions, divestitures, partnerships and restructurings;

  •
  speculation about our business, about mergers or acquisitions involving us and/or major divestments by us in the press, media or investment community;

  •
  liquidity of trading in our stock: and

  •
  general market conditions and regulatory changes.

Our Principal Shareholders continue to exert significant influence over us and their interests may conflict with those of the other shareholders or with each other.

        CCMP Capital Advisors, LLC ("CCMP"), through its entities CCMP Capital Investors (Cayman) II, L.P. and CCMP Capital Investors II (AV-3), L.P. (collectively, the "CCMP Principal Shareholders"), and Unitas Capital Ltd. ("Unitas"), through its entity Unitas Capital Investors (Cayman) Ltd. (the "Unitas Principal Shareholder" and, together with the CCMP Principal

Shareholders, the "Principal Shareholders"), in aggregate, collectively beneficially own approximately 84.3% of our outstanding ordinary shares. As a result, the Principal Shareholders are able to exercise significant influence over all matters requiring shareholder approval, including significant corporate transactions, the issuance of ordinary shares or other equity securities and the payment of any dividends on our ordinary shares underlying the ADSs. The interests of the Principal Shareholders and the interests of our other shareholders may differ with respect to some matters. Conflicts between our Principal Shareholders and our other shareholders may arise. See "Item 7—Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transactions." Furthermore, the concentration of ownership may: (i) deter a third-party from making a takeover offer for us; (ii) deprive shareholders of an opportunity to receive a premium for their ordinary shares as part of a sale of us; and (iii) affect the market price and liquidity of the ADSs.

        Under the laws of the Cayman Islands, exempted companies are not required to hold annual general meetings and directors are not required to be elected by resolution of shareholders (unless the articles of association provide otherwise). Accordingly, shareholders do not have the right to such a meeting or the election of directors, nor are there any remedies available to shareholders in the event that we do not hold such a meeting or facilitate such an election. As a result, it is likely that all of the current directors will continue in office until there is a vacancy on our board of directors, either through the resignation of a current director or an increase in its size.

The market price of the ADSs could be adversely affected by subsequent sales of ADSs by current shareholders or the issuance of new ordinary shares or ADSs by us.

        We may issue ordinary shares or ADSs in connection with acquisitions or other financing efforts. An additional issuance of ordinary shares or ADSs that is not made solely to then-existing shareholders may result in dilution to each shareholder and could have an adverse effect on the market price of the ADSs.

        As of December 31, 2012, we had 112,848,333 ordinary shares outstanding. All of our shareholders are subject to the lock-up agreements described in "Item 9. The Offer and Listing—Lock-Up Arrangements" and are subject to the Rule 144 holding period requirements described in "Item 9. The Offer and Listing—Rule 144." After these lock-up agreements have expired and holding periods have elapsed and the lock-up periods set forth in the Shareholders' Agreement described herein have expired, 100,203,043 additional ADSs representing ordinary shares, some of which will be subject to vesting, will be eligible for sale in the public market. Following the waiver or termination of the lock-up restrictions, substantial amounts of ADSs will be available for sale in the open market by those subject to such restrictions, including our Principal Shareholders. Any sales or perception of sales of substantial amounts of ADSs in the public market by shareholders or us could depress the price of ordinary shares and ADSs and could impair our ability to raise capital through the issuance of ADSs, ordinary shares or other equity-based instruments.

The issuance of additional ADSs, ordinary shares or other equity securities may dilute all other shareholdings.

        We may seek to raise funds in the future. We may issue additional ADSs or equity or convertible equity securities. As a result, our then existing shareholders would suffer dilution in their percentage ownership. New equity securities could have rights, preferences and privileges senior to those of existing holders of the ADSs and our ordinary shares.

Our ability to pay dividends is limited by law and is dependent on the availability of distributable profits.

        As a matter of law, we can only pay cash dividends to the extent that we have available profits and/or share premium and cash resources available for this purpose. Our ability to pay dividends to shareholders is therefore a function of our profitability and the availability of share premium. In addition, there are significant restrictions on certain of our subsidiaries' ability to pay dividends under the terms of the First Lien Credit Agreement, as set out more fully in "Description of Certain Indebtedness." We do not presently intend to pay dividends on our ordinary shares underlying the ADSs and intend to retain any future earnings to finance the operations of our business. You may never receive any dividends on our ordinary shares underlying the ADSs. For a discussion of our ability to pay dividends, see "Item 10. Additional Information—B. Memorandum and Articles of Association—Dividends and Other Distributions."

If securities or industry analysts do not publish research or reports about our business, if they adversely change their recommendations regarding our ADSs or if our results of operations do not meet their expectations, our share price and trading volume could decline.

        The trading market for our ADS's will be influenced by the research and reports that industry or securities analysts publish about us or our business. If one or more of these analysts cease coverage of our Company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which in turn could cause our share price or trading volume to decline. Moreover, if one or more of the analysts who cover us downgrade our ADSs, or if our results of operations do not meet their expectations, the price of the ADSs could decline.

Because we are incorporated under the laws of the Cayman Islands, you may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. Federal courts may be limited.

        We are a Cayman Islands exempted company with limited liability, resident in the United Kingdom for tax purposes, and substantially all of our assets will be located outside the United States. In addition, certain of our directors and officers are nationals or residents of jurisdictions other than the United States and all or a substantial portion of their assets are located outside the United States. As a result, it may be difficult for investors to effect service of process within the United States upon our directors or executive officers, or enforce judgments obtained in the United States courts against our directors or officers.

        Further, mail addressed to us and received at our registered office will be forwarded unopened to the forwarding address supplied by our directors. Our directors will only receive, open or deal directly with mail which is addressed to them personally (as opposed to mail which is only addressed to us). We, our directors, officers, advisors or service providers (including the organization which provides registered office services in the Cayman Islands) will not bear any responsibility for any delay, howsoever caused, in mail reaching this forwarding address.

        Our corporate affairs will be governed by our amended and restated memorandum and articles of association, the Companies Law (2012 Revision) (as the same may be supplemented or amended from time to time) and the common law of the Cayman Islands. The rights of shareholders to take action against the directors, actions by minority shareholders and the fiduciary responsibilities of our directors to us under Cayman Islands law are to a large extent governed by the common law of the Cayman Islands. The common law of the Cayman Islands is derived in part from judicial precedent in the Cayman Islands as well as from English common law, the decisions of whose courts are of persuasive authority, but are not technically binding on a court in the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedent in some jurisdictions in the United States. In particular, the Cayman Islands has a less developed body of securities laws as compared to the United States, and certain states, such as Delaware, have more fully developed and judicially interpreted bodies of corporate law. In addition, Cayman Islands companies may not have standing to initiate a shareholders derivative action in a Federal court of the United States.

        The Cayman Islands courts are also unlikely:

  •
  to recognize or enforce against us judgments of courts of the United States based on certain civil liability provisions of United States securities laws; and

  •
  to impose liabilities against us, in original actions brought in the Cayman Islands, based on certain civil liability provisions of United States securities laws that are penal in nature.

        There is no statutory recognition in the Cayman Islands of judgments obtained in the United States, although the courts of the Cayman Islands will in certain circumstances recognize and enforce a non-penal judgment of a foreign court of competent jurisdiction without retrial on the merits. The Grand Court of the Cayman Islands may stay proceedings if concurrent proceedings are being brought elsewhere.

        Like many jurisdictions in the United States, the Cayman Islands law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company's articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the dual majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and that the meeting was properly constituted; and

  •
  the arrangement is such that a businessman would reasonably approve.

        If the arrangement or reconstruction is approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        In addition, there are further statutory provisions to the effect that, when a take-over offer is made and approved by holders of 90.0% in value of the shares affected (within four months after the making of the offer), the offeror may, within two months following the expiry of such period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands, but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of shareholders.

        As a result of all of the above, public shareholders may have more difficulty in protecting their interests in the face of actions taken by management, members of the board of directors or controlling shareholders than they would as public shareholders of a United States company.

As we are a "foreign private issuer," you may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements due to our intent to follow certain home country governance practices, and you may not receive corporate and company information and disclosure that you are accustomed to receiving or in a manner in which you are accustomed to receiving it.

        We are a foreign private issuer, and we may follow certain home country corporate governance practices instead of the corporate governance requirements of NASDAQ. As a foreign private issuer, we rely on the foreign private issuer exemption and follow home country practice with respect to certain NASDAQ corporate governance requirements, including:

  •
  NASDAQ Rule 5605(b), which requires that independent directors comprise a majority of a company's board of directors. As allowed by the laws of the Cayman Islands, our board of directors is not comprised of a majority of independent directors;

  •
  NASDAQ Rule 5605(e)(1), which requires that a company have a nominations committee comprised solely of independent directors. As allowed by the laws of the Cayman Islands, our nomination and corporate governance committee is not comprised entirely of independent directors; and

  •
  NASDAQ Rule 5605(d) and (e), which requires that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As allowed by the laws of the Cayman Islands, our nomination and corporate governance committee and remuneration committee are not comprised entirely of independent directors.

        We also follow Cayman Islands law with respect to the requirements for meetings of our shareholders, which are different from the requirements of NASDAQ Rule 5620. Among other things, NASDAQ Rule 5620 requires a company to hold an annual meeting of shareholders no later than one year after the end of a company's fiscal year-end. While we may hold an annual general meeting of shareholders, we are not obliged to do so under the laws of the Cayman Islands. Additionally, the minimum quorum requirement under NASDAQ Rule 5620 is 33 1/3% of the outstanding ordinary shares. However, pursuant to the laws of the Cayman Islands and our second amended and restated memorandum and articles of association, the quorum required for a general meeting of shareholders consists of at least two qualifying persons present at a meeting and entitled to vote on the business to be dealt with. Lastly, under Cayman Islands law, there is no statutory requirement for equity compensation plans to be approved by way of shareholder resolution, which is different than the requirements of NASDAQ Rule 5635(c). As such, while we may choose to seek shareholder approval for any equity compensation plans, we do not have any requirements for shareholder approval of such plans in our second amended and restated memorandum and articles of association. As a result, you may not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

        In addition, the rules governing the information that we disclose differ from those governing U.S. corporations pursuant to the Securities and Exchange Act of 1934, as amended, (the "Exchange Act"). We are not required to file quarterly reports on Form 10-Q or provide current reports on Form 8-K disclosing significant events within four days of their occurrence. In addition, we are exempt from the proxy rules, and proxy statements that we distribute will not be subject to review by the SEC. Our exemption from the rules of Section 16 of the Exchange Act regarding sales of ADSs by insiders means that you will have less data in this regard than shareholders of U.S. companies that are subject to the Exchange Act.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act's domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

        We are a foreign private issuer, as such term is defined in Rule 405 under the Securities Act and, therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our ordinary shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lost this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. In addition, we would be required to prepare our financial statements in accordance with US GAAP. We may also be required to make changes in our corporate governance practices in accordance with various SEC and NASDAQ rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

As a public company, we have become subject to additional financial and other reporting and corporate governance requirements that may be difficult for us to satisfy.

        We have historically operated our business as a private company. As a public company we are required to file certain reports under the Exchange Act with the SEC with respect to our business and financial condition. We have become subject to other reporting and corporate governance requirements, including the requirements of NASDAQ and certain provisions of the Sarbanes-Oxley Act of 2002 and the regulations promulgated there under, which will impose significant compliance obligations upon us. As a public company, we are required to:

  •
  prepare and distribute certain reports and other shareholder communications in compliance with our obligations under the federal securities laws and NASDAQ rules;

  •
  create or expand the roles and duties of our board of directors and committees of our board of directors;

  •
  institute more comprehensive financial reporting and disclosure compliance functions;

  •
  supplement our internal accounting and auditing function, including hiring additional staff with expertise in accounting and financial reporting for a public company;

  •
  enhance and formalize closing procedures at the end of our accounting periods;

  •
  enhance our internal audit and tax functions;

  •
  enhance our investor relations function;

  •
  establish new internal policies, including those relating to disclosure controls and procedures; and

  •
  involve and retain to a greater degree outside counsel and accountants in the activities listed above.

        These changes have required a significant commitment of additional resources. We may not be successful in implementing all of these requirements and implementing them could materially and adversely affect our business and results of operations. In addition, if we fail to implement the requirements with respect to our internal accounting and audit functions, our ability to report our results of operations on a timely and accurate basis could be impaired.

ITEM 4.    Information on the Company

Corporate Information

        We are a Cayman Islands exempted company with limited liability incorporated on February 10, 2012 and resident in the United Kingdom for tax purposes. Exempted companies are Cayman Islands companies whose operations are conducted mainly outside the Cayman Islands. Our business was founded in 1919 and we were acquired by The BOC Group plc in 1968. In 2007, our business was acquired by the Principal Shareholders. We restructured our business in 2012 to facilitate the listing of the ADSs on NASDAQ. Our principal executive offices are located at Manor Royal, Crawley, West Sussex RH10 9LW, United Kingdom. Our website is www.edwardsvacuum.com and our main telephone number is +44 (0) 1293 528844. Information on our website is not, and is not intended to be a, part of or incorporated by reference into this Annual Report.

Our History

        The original Edwards business was founded in 1919 in south London, United Kingdom, to import and service vacuum equipment. In 1939, we began manufacturing vacuum equipment and in 1953 we relocated our factory and headquarters to Crawley, United Kingdom. In 1968, we were acquired by The BOC Group plc and began the international expansion of our business, particularly in Asia. Key highlights of the Asian expansion included the Nissan Edwards Shinku joint venture in Japan in 1971, the establishment of Songwon Edwards in South Korea in 1992 and the opening of Edwards first facility in China in Tianjin in 1996. In 1997, BOC Edwards was formed with the integration of Edwards Vacuum business with The BOC Group's electronic gases unit. The BOC Group was acquired by Linde AG in 2006. The Edwards Vacuum business subsequently became independent when it was acquired by the Principal Shareholders in 2007. After its independence, Edwards launched its operational restructuring program and began a program for the disposal of certain non-core assets, including Temescal, Kachina, S2M, CMD and CME, which was completed in 2010. The key phase of the operational restructuring was completed in 2011 with the opening of new manufacturing facilities in the Czech Republic and South Korea. On May 11, 2012 the company successfully listed American Depositary Shares on NASDAQ.

        The evolution of transistors into semiconductors meant that vacuum technology became critical in generating the clean environment for semiconductor manufacture. To meet this demand, Edwards introduced the Drystar dry (oil-free) vacuum pump in 1984. Since 1984, Edwards has developed and launched several new products, including turbo pumps that operate at the speed of up to 90,000 rpm, next generation dry-screw pumps that provide low power, intelligent pumping in industrial environments and advanced abatement solutions capable of reducing hazardous emissions from semiconductor and flat panel manufacturing processes.

Capital Expenditures

        For a discussion of the Company's capital expenditures see "Item 5. Operating and Financial Review and Prospects—Liquidity and Capital Resources."

Our Business

        Edwards, a global industrial technology company, is a leading manufacturer of sophisticated vacuum products and abatement systems and a leading provider of related value-added services. We sell our products, systems and services across several targeted market sectors that we define as Semiconductor, General Vacuum and Emerging Technologies, each of which contains several sub-sectors.

        Our vacuum products include a broad range of dry pumps, turbomolecular pumps and other vacuum pumps used to create highly-controlled, low-pressure, particle-free environments for a diverse set of manufacturing processes. Our abatement systems include stand-alone and customized solutions which integrate vacuum and exhaust management technologies. Abatement products are used to manage exhaust gases and other process byproducts extracted by dry pumps. Abatement is required both to prevent adverse chemical reactions within production processes and to comply with strict regulatory emissions controls. Our value-added services include equipment monitoring, repair and overhaul, remanufacturing, service upgrades and provision of spare parts. We sell our products and services to a diverse group of more than 20,000 customer accounts. This group includes many blue chip companies that are global leaders in their respective markets and some of which have been our customers for as long as 20 years.

        We are a global business with a diverse revenue mix by geography, customer and end-markets. We generated revenue of £595.3 million gross profit of £210.1 million, profit after taxation of £39.1 million, adjusted EBITDA of £113.9 million, adjusted EBITDA margin of 19.1% and adjusted net income of £52.7 million, for the year ended December 31, 2012, and in that period, we recorded 52.4% of our revenue from Asia, 30.7% from the Americas and 16.9% from Europe. Our goal is to continue to deliver consistent and strong growth, profitability and cash conversion through, and across, industry cycles.

Markets in which we operate

        Manufacturers of semiconductors, scientific instruments, research and development ("R&D") equipment, flat panel display ("FPD") and solar products have driven development of vacuum and abatement technologies, as their manufacturing and research processes have required increasingly demanding materials and vacuum environments. As demand for their end products increases, manufacturers have required new, more advanced vacuum and abatement technologies to enable more complex and sophisticated production and research processes and support compliance with heightened regulatory requirements. We focus on providing products, systems and services to customers in the following sectors:

Edwards Key Market Sectors/Sub-sectors	2012 Edwards Revenues (% of total revenue)	Select Market Sector Growth Drivers	Key Processes/ Services
Semiconductor and Emerging Technologies
Semiconductor	37%	Adoption of next generation of smartphones Increasing demand for electronic devices	Deposition
		Device miniaturization	Etching
		Increasing vacuum and abatement intensity	EUV Lithography
Demand for energy efficient solutions
Emerging Technologies	7%	Increasing end market demand for larger HD FPDs	Deposition Etching
FPD		Need for clean energy solutions (e.g. solar)	MOCVD (metalorganic chemical vapor deposition)
Solar PV		Demand for LED general lighting solutions
LED

Edwards Key Market Sectors/Sub-sectors	2012 Edwards Revenues (% of total revenue)	Select Market Sector Growth Drivers	Key Processes/ Services
General Vacuum
Industrial (incl. TFD)	29%	Wet pump to dry pump transition	Steel degassing
		BRIC Countries industrialization	Metallurgy
		Energy reduction initiatives	Glass coating
		Proliferation of new applications in life sciences	Drug testing and genomics
Service	27%	Harsher processes	On-site service
(excluding abatement services)		Focus on lower total cost of ownership	Equipment
		Energy efficiency upgrades	monitoring
		Growing number of integrated vacuum systems	Overhaul & repair Remanufacturing Service upgrades Spare parts

Semiconductor

        Demand for semiconductors is largely driven by purchases of consumer electronics and the proliferation of electronic applications in industrial, automotive, communications, computing and other large end-markets. Growth in the market sector has historically been enabled by device and feature miniaturization, which has reduced costs and improved semiconductor device capabilities over time. Each decrease in feature size, or node transition, drives new semiconductor capital equipment spending as fabrication facilities expand or adjust their processes. The Semiconductor market sector is cyclical, as changes in manufacturing capacity, as well as fluctuations in consumer demand, can have significant effects throughout the supply chain. According to Gartner, total semiconductor wafer fabrication equipment revenue grew from approximately US$26.0 billion in 2005 to US$29.9 billion in 2012.

        In order to control the manufacturing process at decreasing dimensions, it is increasingly necessary to perform more semiconductor manufacturing process steps with higher accuracy and uniformity. To achieve this, semiconductor processes must operate in extremely controlled vacuum environments. As the features and circuit sizes decrease, the number of process steps in the manufacture of semiconductors will continue to increase, leading to an increase in demand for vacuum equipment and abatement systems. Furthermore, miniaturization is also expected to require new manufacturing techniques, such as multi patterning and EUV lithography, that will further drive adoption of vacuum and abatement systems for semiconductor manufacturers.

        A typical semiconductor fabrication facility has approximately 750 dry pumps, 200 turbomolecular pumps and 200 abatement systems. Dry pumps and abatement systems are sold directly to foundries and integrated device manufacturers for use in their manufacturing processes, and turbomolecular pumps are sold directly to semiconductor tool OEMs to be integrated into their process tools.

Emerging Technologies

        Similar to semiconductor manufacturing, the manufacturing of products in the Emerging Technologies market sector requires extremely clean and controlled environments, created by using a combination of vacuum pumps. The effluent gas streams also require treating with abatement systems for safety and environmental reasons. The primary sub-sectors in Emerging Technologies include FPD, Solar PV and LED. Growth in Emerging Technologies is driven by capacity expansions and facility upgrades as well as the need for more energy efficient processes and increased demand for greenhouse gas and other gaseous emission abatement technology and related services. This sector is evolving and we believe that future technological developments will drive further demand for vacuum and abatement systems. For example, various nanotechnologies, including carbon nano-tube and graphene applications, require a vacuum environment, as does the manufacturing of thin-film batteries, using vacuum deposition processes.

General Vacuum

        In the General Vacuum market sector, vacuum pumps serve a diverse range of industrial and analytical applications. Growth in General Vacuum is driven by the emergence and proliferation of applications that require vacuum technologies and related services and the trend towards industrial manufacturing in BRIC Countries.

        Growth in the Industrial sub-sector has historically been driven by investment in improving industrial efficiency and new processes, for example metallurgical and steel manufacturers who use vacuum pumps to, amongst other things, remove byproducts that are created in the manufacturing of high performance metals used in aerospace and defense, automotive and construction industries. In the Thin-Film sub-sector, vacuum pumps are used for a wide range of processes, including glass and optical coatings, web coating of plastics and other protective coatings. In the Scientific Instruments sub-sector, vacuum pumps are essential to create high vacuum environments for electron microscopes and mass spectrometers used in the life sciences, pharmaceutical and semiconductor industries, among others. In the R&D sub-sector, vacuum pumps are used by leading research institutions engaged in research and development across various applications such as renewable energy, high-energy lasers and nanotechnology. Growth in the Process sub-sector is driven by technological advancements and capital investments by companies in the oil and gas, freeze drying, pharmaceuticals, chemicals and electrical power industries. The Rough sub-sector includes printing, paper handling and food packaging and is driven by growth in a number of industries with lower technological requirements.

        Increasing technological sophistication across a significant portion of the General Vacuum market sector is driving 'wet' to 'dry' vacuum pump conversion. Pumps that do not contain any lubricants within the pumping mechanisms are referred to as dry pumps. They are more reliable than wet pumps in a number of demanding pumping applications where lubricants have the potential to react negatively with the materials used in those applications. Dry pumps also have the benefit of lower energy requirements and higher utilization due to longer intervals between required maintenance, as they do not require frequent and costly lubrication changes. The transition from 'wet' to 'dry' is expected to provide a large, multi-year opportunity for suppliers in this sector.

Service

        The Service market sector comprises repair, maintenance and monitoring of vacuum pumps and abatement systems. In addition, some service providers rebuild and recondition used products to an "as new" level by remanufacturing certain products. We expect most of our vacuum pumps to have a useful life ranging from ten years to 20 years and to undergo a scheduled remanufacturing between four and ten times during that period. We estimate that dry pumps for ultra clean environments typically require service every four to five years, but recommend that pumps operating under more rigorous processes undergo service as often as every three months. The size of the Service market sector is a function of the size and application of the installed base of pumps and abatement systems. Service is provided primarily by vacuum and abatement suppliers, independent providers and customers' in-house maintenance teams. Vacuum and abatement suppliers tend to specialize in the support of their own brands of products. Growth in Service is driven by an increasing number of installed pumps and abatement systems as well as other factors including the drive for more energy efficient equipment and lower lifetime cost of ownership.

Our Products, Systems and Services

        We have an extensive range of vacuum products, abatement systems and value-added services to meet the needs of our customers. Our products create controlled, low pressure, particle-free environments for a wide range of technology-driven industries. Our primary products are dry pumps, turbo pumps, abatement systems and integrated systems. Our value-added service portfolio includes equipment monitoring, repair and overhaul, remanufacturing, service upgrades and provision of spare parts. We provide these services either on-site or off-site based on our customers' requirements. In the last three years, we have launched five new product platforms, namely iXH (dry pump), iXL (dry pump), nEXT (mechanical turbo pump), STPiX (magnetic turbo pump) and eZenith (integrated pump and abatement system), producing a wide range of application specific derivative products and systems. Our diverse product range supports the development of new products for related applications, as we frequently use technology developed for a product in one sector to develop products in other sectors. For example, our GXS dry pumps and CXS dry pumps, which are sold in the General Vacuum market sector, were originally created as the iXH dry pump platform for the Semiconductor and Emerging Technologies market sectors.

The following table provides information about our products, systems and services and representative customers:

Market Sectors
	Semiconductor	General Vacuum	Emerging Technologies
Products
Dry Pumps
Claw	✓	✓	✓
Regenerative	✓
Roots	✓		✓
Screw	✓	✓	✓
Boosters	✓	✓	✓
Scroll		✓
Diaphragm		✓
Turbomolecular Pumps
Magnetic	✓	✓	✓
Mechanical		✓
Abatement Systems
Combustors	✓		✓
Electrical/Plasma Systems	✓		✓
Gas Reactor Columns	✓		✓
Integrated Systems	✓		✓
Precipitators	✓		✓
Pyrophoric Conditioning Systems	✓		✓
Thermal Processors	✓		✓
Wet Scrubbers	✓		✓
Other Products
Hardware	✓	✓	✓
Instrumentation	✓	✓	✓
Liquid Ring Pumps		✓
Rotary Vane Pumps		✓	✓
Valves	✓	✓	✓
Services
On-site	✓	✓	✓
Equipment Monitoring/Networking	✓		✓
Overhaul & Repair	✓	✓	✓
Remanufacturing	✓	✓	✓
Upgrades	✓
Spare Parts	✓	✓	✓

Market Sectors
Semiconductor	General Vacuum	Emerging Technologies
Representative Customers
Hynix Semiconductor Inc. Lam Research Micron Technology, Inc. Samsung TSMC	Agilent Hitachi, Ltd. Shimadzu Corporation Thermo Fisher Scientific Inc. Waters	Beijing BOE Optoelectronics Technology Co., Ltd. LG Display Samsung TCL Tokyo Electron

Dry Pumps

        Dry pumps use high precision manufactured, oil-free pumping mechanisms to create vacuum environments. These pumps are called "dry" instead of "wet" because they do not contain any lubricants within the vacuum pumping mechanisms. We pioneered dry pumps in the Semiconductor market sector with the advent of our DryStar pump in 1984, and since then, we have developed a wide range of application-specific dry pumps and dry pumping systems. We are now on the fifth generation of pumping systems. Our dry pumps have a series of monitoring and control options available, including systems that allow pumps in the Semiconductor market sector to be networked and monitored in large numbers.

Turbomolecular Pumps

        In a turbomolecular, or turbo, pump, a turbine rotor spins rapidly to create a vacuum. The defining feature of turbo pumps is their high rotational speed of up to 90,000 rpm, compared to fewer than 10,000 rpm for a typical dry pump. Operating at much lower pressures than dry pumps, turbo pumps are usually integrated with the relevant process chamber or tool. Turbo pumps are used in combination with primary wet or dry pumps.

        We offer two types of turbo pumps differentiated by their mechanical and magnetic high speed bearings.

  •
  Magnetic bearing turbo pumps—these pumps have lower vibration, higher performance and are completely lubricant free, which is desirable for applications involving corrosive gases. Principal applications include plasma etch, ion implantation and silicon wafer inspection.

  •
  Mechanical bearing turbo pumps—compared to magnetic turbo pumps, these are less specialized and, consequently, are sold at a lower price point and in smaller sizes. Principal applications include mass spectrometry, electron microscopy, R&D, thin-film coating and high-energy physics.

Abatement and Integrated Systems

        Abatement systems are primarily used in semiconductor, FPD, solar PV and LED applications where they are used to manage gases and other process byproducts from dry pump exhaust. Abatement is required both to prevent adverse chemical reactions with production processes and to comply with strict regulatory emissions controls. We have developed a broad range of abatement systems, using multiple technologies to meet the needs of new protocols, processes and materials.

        We are pioneers and have unique capabilities in integrating vacuum pumps and abatement systems into a single system to provide enhanced utilization rates, faster installation times and lower total cost of ownership.

        Newer abatement and integrated systems models are being offered with a smart interface called "Green Mode," which is able to switch both the pumps and the abatement system into standby mode in certain circumstances to reduce energy use.

Other Products

        We manufacture and sell a variety of wet pumps including rotary vane pumps, vacuum boosters and liquid ring pumps that are used in a wide range of applications in the General Vacuum market sector, such as scientific instruments, R&D, thin-film coating, pharmaceutical, vacuum metallurgy, power and many other general industrial applications. In addition to a wide range of spare parts, we manufacture and sell complementary products which are used to connect and control vacuum pumps, including vacuum pressure measurement and control instrumentation and special vacuum hardware.

Services

        We provide a range of services to our customers in each of our target market sectors through our global service infrastructure. Our service offering is an integral part of our value proposition and we believe our service infrastructure provides us with a significant competitive advantage. We expect most of our vacuum pumps to have a useful life ranging from ten years to 20 years and to undergo a scheduled remanufacturing process between four and ten times during that period. For certain customers, vacuum pump and abatement systems run 24 hours per day, seven days per week and therefore need regular maintenance in addition to remanufacturing. We estimate that dry pumps for ultra clean environments typically require service every four to five years, but recommend that pumps operating under more rigorous processes undergo service as often as every three months. Our value-added services include equipment monitoring, repair and overhaul, remanufacturing, service upgrades and provision of spare parts. We provide these services either on-site or off-site based on our customers' requirements. Remanufacturing involves the decontamination, strip-down and rebuild of used products returned from customers. Remanufacturing personnel are skilled in using diagnostic techniques to identify problems based on customer applications and usage. Products that have been remanufactured are tested and certified to ensure they perform "as new." We employ approximately 1,000 service personnel operating at over 100 locations including 15 service remanufacturing centers, which are located close to key customers. Approximately 10% of our employees are located on customers' premises with the majority of these employees performing service functions.

        Our product warranty policies differ by product line, although a majority of our products carry a standard one year warranty.

Raw Materials

        Our manufacturing operations depend on components and materials that require the use of oil and commodities, primarily iron, aluminum, copper and steel. We purchase these components and materials from a number of suppliers around the world, none of which represented more than 3% of our overall supplier costs for the year ended December 31, 2012. The prices of the underlying commodities have fluctuated in the past and may fluctuate in the future for various reasons, including changes in prevailing prices, that are outside of our control. We have ongoing contracts with our suppliers that are subject to yearly price adjustments. Additionally, some of our supply contracts include a mechanism that allows our suppliers to adjust pricing based on pricing changes of the underlying commodities. To the extent that we are exposed to price fluctuations, we generally do not expect to be able to pass any of these cost increases on to our customers because of industry dynamics and competition.

Sales and Marketing

        We sell and distribute our vacuum products and abatement systems to customers worldwide through our network of sales offices and distributors, which span more than 100 countries. As of December 31, 2012, we had approximately 467 sales people worldwide. In the year ended December 31, 2012, approximately 94% of our revenue was generated by our direct sales organization with the remaining 6% generated by indirect sales channels including distributors and the Internet. Our sales strategy is focused on creating ongoing long-term relationships with customers and most often begins with product development teams that work closely with customers to create products to meet their needs. Our largest customers are handled by account managers who have global responsibility for these relationships. Our other customers are managed through a combination of our regional sales organization and sales support for our indirect channels.

        We are focused on maintaining sales teams that are accessible to customers, which we achieve through well-trained local sales forces. In each region, sales teams with language skills, the ability to communicate effectively and an understanding of local customs and regulations are in charge of customer relationships. Further, a significant number of employees involved in sales and marketing have engineering or other technical backgrounds to allow them to provide customers with product specific information and support. In addition, our regional sales organizations are bolstered by application specialists with additional technical expertise.

        Our marketing organization consisted of approximately 72 employees as of December 31, 2012. The marketing department is primarily responsible for product positioning and strategy, examination of market trends and dynamics and product and service promotion, including organization of participation in trade shows and other industry-related events.

Research and Development

        Our research and development teams utilize our deep technology expertise and facilitate collaborative innovation with our customers to contribute to the growth of our business. As of December 31, 2012, we had more than 370 employees devoted to research and development. In the years ended December 31, 2012, 2011 and 2010 we spent £29.6 million, £26.7 million and £22.2 million, respectively, on research and development.

        A significant portion of our research and development is conducted in collaboration with our customers. Through early engagement in their development programs and by aligning development roadmaps, we frequently develop solutions to enable specific customer applications. By working with customers as they develop new manufacturing processes with different vacuum requirements, we are able to tightly integrate our products and technology into customers' products and manufacturing processes in the early stages of development.

Intellectual Property

        We rely on a combination of intellectual property rights, including patents, trade secrets, other unpatented proprietary know-how, copyrights and trademarks, and contractual protections to protect our core technology and intellectual property. We believe our broad range of patents and other intellectual property rights covering improvements to technology in the vacuum and abatement fields are important to our success. Our proprietary technology includes pump design, abatement techniques, applications of pump design technology, integrated systems, smart interfaces and modes of operation. A significant portion of our patent portfolio relates directly to vacuum pump technology, as well as industrial applications for vacuum pumps—and, as a result, we own intellectual property rights for pump technology that cover several market sectors. While abatement systems tend to be process specific, we own intellectual property rights that are directed towards protecting fundamental abatement technology and apparatus, and towards abatement system applications in the Semiconductor and Emerging Technologies market sectors. As of December 31, 2012, we had approximately 997 patents and approximately 762 patent applications pending together comprising approximately 425 patent families, with each patent family relating to one invention and the majority of patents held within dry pumping, exhaust management, turbo pumping, integrated systems, complementary products, scientific pumping and industrial pumping. To protect our brand and product names, we have registered trademarks (or pending trademark applications) for, amongst other marks, Edwards, DryStar, Stokes and Precision Plus, in the principal jurisdictions in which we operate.

        A majority of our patents have remaining patent terms of over ten years. There are no patents due to expire in the next five years, the expiration of which would have a material impact on our business.

Manufacturing

        We have developed proprietary expertise in advanced manufacturing techniques, such as the machining of aluminum and cast iron components, milling, turning, grinding, measurement and automation. We have invested in state-of-the-art machining equipment.

        The majority of our products are shipped from our primary manufacturing sites to customers either directly or via regional logistics and distribution hubs located in Brazil, China, the Czech Republic, Japan, Singapore, South Korea, Taiwan, the United Kingdom and the United States.

        Edwards quality, safety and environmental management systems have been certified to be compliant with the requirements of the internationally recognized IS0 9001, IS0 14001 and OHSAS 18001 standards. For more information on our certifications, see "—Environmental Health and Safety Regulations" included elsewhere in this Annual Report.

Competition

        The key competitive factors in our industry are breadth of product and services, technical expertise, product and service capabilities, development capabilities, proximity to customers and price and cost of ownership of products.

        The competitive landscape we face in the semiconductor industry is relatively concentrated. Our main competitors in the Semiconductor market sector are Centrotherm Photovoltaics AG, DAS Environmental Expert GmbH, Ebara Corporation, Kashiyama, Pfeiffer Vacuum GmbH ("Pfeiffer") and Shimadzu Corporation.

        The competitive landscape we face in the General Vacuum industry is more fragmented across each sub-sector. We believe that approximately half of the General Vacuum market sector is accounted for by a small number of vacuum manufacturers, while the remaining portion of the market sector is fragmented, with many small companies focusing on niche areas. Our main competitors in General Vacuum are Agilent, Dr. -Ing. K. Busch GmbH, Gardner Denver Inc., OC Oerlikon Corporation AG (Leybold Vacuum), Pfeiffer and Ulvac Technologies, Inc.

        Due to the process challenges and early and still evolving nature of the Emerging Technologies market sector, there are a limited number of players and we compete against similar companies as in the Semiconductor market sector. Our primary Service competitors with respect to our products and systems are customers' in-house maintenance teams and local third-party service providers. We do not directly compete with other vacuum and abatement systems providers for service of our products and systems.

Subsidiary companies

        The subsidiary undertakings of Edwards Group Limited are set out below. All subsidiaries are 100 percent owned. Edwards Holdco Limited is the only directly owned subsidiary of Edwards Group Limited. All companies are incorporated and registered in the country in which they operate as listed below:

Country of incorporation		Principal activity
Belgium	SA Edwards Vacuum NV	Supply and service of vacuum pumps and related equipment
Brazil	Edwards Vacuo Ltda	Manufacture and distribution of vacuum pumps and related equipment
Cayman Islands	Edwards (Cayman Islands I) Ltd	Holding company
	Edwards (Cayman Islands II) Ltd	Holding company
Peoples Republic of China	Edwards Technologies Trading (Shanghai) Company Ltd	Supply and service of vacuum pumps and related equipment
	Edwards Technologies Vacuum Engineering (Qingdao) Company Ltd	Manufacture of vacuum pumps and related equipment
	Edwards Technologies Vacuum Engineering (Shanghai) Company Ltd	Manufacture of vacuum pumps and related equipment
Czech Republic	Edwards s.r.o.	Manufacture of vacuum pumps and related equipment
	Edwards Services s.r.o.	Service of vacuum pumps and related equipment
France	Edwards SAS	Supply and service of vacuum pumps and related equipment
	Hibon International SA	Holding company
	Hibon SAS	Non-trading
Germany	Edwards GmbH	Supply and service of vacuum pumps and related equipment
Hong Kong	Edwards Vacuum Hong Kong Ltd	Non-trading
India	Edwards India Private Ltd	Supply and service of vacuum pumps and related equipment
Ireland	Edwards Vacuum Technology Ireland Ltd	Supply and service of vacuum pumps and related equipment
Israel	Edwards Israel Vacuum Ltd	Supply and service of vacuum pumps and related equipment
Italy	Edwards S.p.A.	Supply and service of vacuum pumps and related equipment
Japan	Edwards Japan Ltd	Manufacture, supply and service of vacuum pumps and related equipment
South Korea	Edwards Korea Ltd	Manufacture, supply and service of vacuum pumps and related equipment
Malaysia	Edwards Technologies Malaysia Sdn. Bhd.	Supply and service of vacuum pumps and related equipment
Singapore	Edwards Technologies Singapore PTE Ltd	Supply and service of vacuum pumps and related equipment
Taiwan	Edwards Technologies Ltd	Supply and service of vacuum pumps and related equipment

Country of incorporation		Principal activity
United Kingdom	Edwards Ltd	Holding company and supply and service of vacuum pumps and related equipment
	Edwards High Vacuum International Ltd	Manufacture of vacuum pumps and related equipment
	Edwards Chemical Management Europe Ltd	Non-trading
	Edwards Holdco Ltd	Holding company
	Edwards UKCo 2 Ltd	Financing company
	Edwards US Holdco Ltd	Holding company
	Edwards Vacuum Ltd	Holding company
United States	Edwards Holdco 1, Inc	Holding company
	Edwards Vacuum, Inc	Manufacture, supply and service of vacuum pumps and related equipment

        All holdings are of equity shares and represent 100 percent of the nominal issued capital. In all cases the proportion of voting power held equals the proportion of ownership interest.

Facilities

        The table below sets out selected information on certain key facilities as of December 31, 2012

Location	Size (m2)	Owned/Leased
Crawley, West Sussex, United Kingdom	3,700	Leased
Burgess Hill, West Sussex, United Kingdom.	17,300	Owned
Cheonan 3, South Korea	40,015	Leased
Clevedon, Somerset, United Kingdom	26,000	Owned
Niagara, New York, United States.	32,064	Owned
Eastbourne, East Sussex, United Kingdom	14,300	Leased
Lutin, Czech Republic	20,000	Owned
São Paulo, Brazil	2,005	Leased
Shanghai, China	8,197	Owned
Yachiyo, Japan	9,625	Owned
Brno, Czech Republic	989	Leased

        As of December 31, 2012, we operated eight manufacturing and systemization sites in seven countries. The most significant facilities are in South Korea, the Czech Republic and Japan. We also maintain 15 service remanufacturing facilities and maintain sales offices throughout the world.

Employees and Labor Relations

        As of December 31, 2012, we had over 3,300 full-time employees and over 500 temporary employees operating in approximately 30 countries worldwide. As of December 31, 2012, approximately 62% of our employees worked in manufacturing and service, 17% in selling and distribution and 21% in administration. Additional information regarding the breakdown of employees by activity and average number of employees for each of the years ended December 31, 2011 and 2010 is disclosed in note 7 to our audited consolidated financial statements included elsewhere in this Annual Report.

        All United Kingdom sites, except Bolton, Clevedon and Crawley, are subject to agreements with trade unions, which stipulate that wage agreements are to be negotiated annually, and approximately 70 employees in the United Kingdom operate under a collective bargaining agreement. In continental Europe, our employees operate under a collective bargaining agreement in France and the Czech

Republic. Our employees operate under a collective bargaining agreement in China. There are no unionized employees in the Americas. We have historically had good relations with our employees. There have been no material labor strikes in the past 20 years and as of December 31, 2012, 31% of our full-time employees had been with us for over ten years.

Disclosure Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act

        Under the Iran Threat Reduction and Syrian Human Rights Act of 2012 (the "Act"), which added Section 13(r) of the Securities Exchange Act of 1934, we are required to include certain disclosures in our Annual Report on Form 20-F if we or any of our "affiliates" (as defined in Rule 12b-2 under the Exchange Act) knowingly engage in certain specified activities during the period covered by the report. Neither we nor any of our controlled affiliates or subsidiaries engaged in any of the specified activities during 2012. However, because the SEC defines the term "affiliate" broadly, it includes any entity controlled by us as well as any person or entity that controlled us or is under common control with us ("control" is also construed broadly by the SEC). During 2012, Unitas Capital Ltd. ("Unitas"), as a result of the share ownership of Unitas Capital Investors (Cayman) Ltd. (which owned 42.16% of our outstanding ordinary shares as of March 31, 2012 and as of the date of this report) and its right to designate two directors to our board of directors, could be considered an upstream affiliate of ours for these purposes. Unitas has informed us that Hyva Holding B.V. ("Hyva"), a company controlled by Unitas, has provided it with the following information relevant to Section 13(r). We have no involvement in or connection with the activities of Hyva or any of its subsidiaries and receive no revenue from them, and have not independently verified or participated in the disclosure provided by Unitas pursuant to the Act. To assist us in complying with the Act, Unitas provided us with the following disclosure:

        "Hyva, a provider of transport solutions, makes sales of hydraulic equipment for tipping solutions for certain commercial vehicle and environmental service industries within Iran through one of its subsidiaries. Hyva is controlled by Unitas. For the year ended December 31, 2012, the gross revenue attributable to these business activities was approximately €137,000 and Hyva earned a gross profit on such sales of approximately 30%. Hyva currently intends to continue making such sales in Iran during the year ended December 31, 2013."

Environmental, Health and Safety Regulations

        We are subject to a variety of laws, rules and regulations regarding the protection of the environment, health and safety, energy efficiency and product safety, including those that govern, among other things, the emission of pollutants into the air, wastewater discharge, the storage, use and handling of hazardous substances, waste disposal, the investigation and remediation of soil and ground water contamination and the health and safety of employees. Our research and development and manufacturing processes use, and our service facilities must handle, certain hazardous substances. Edwards quality, safety and environmental management systems have been certified to be compliant with the requirements of the internationally recognized ISO 9001, ISO 14001 and OHSAS 18001 standards. Currently, all of our eight principal manufacturing facilities are certified to ISO 9001, ISO 14001 and OHSAS 18001 standards. Of our 15 remanufacturing facilities, nine are certified to ISO 9001, ISO 14001 and OHSAS 18001 standards. Pursuant to applicable laws, rules and regulations, we are required to obtain and periodically renew permits or licenses for industrial operations that result in discharge to land or water as well as the use and handling of waste and other hazardous materials. If we fail to comply with these laws, rules, regulations, permits or licenses, we could be subject to governmental, civil or criminal penalties and other liabilities. Pursuant to such requirements, we have incurred and expect to continue to incur capital and other compliance expenditures. These environmental requirements, and the enforcement and interpretation thereof, are subject to change and generally have become more stringent over time.

        Under certain of these environmental requirements, we could be responsible for costs relating to any contamination at or emanating from our or our predecessors' current or former sites, or sites used by us or our predecessors for the disposal of waste. Soil and groundwater contamination is present at certain of these sites. It is possible that greater regulatory scrutiny and remediation requirements could potentially be triggered by the closure or redevelopment of these sites. In addition to potentially significant investigation and remediation costs, environmental contamination may result in a suspension of operations, the imposition of fines or penalties and claims by governmental entities or third parties, including for natural resource damages, personal injury or property damage.

        We are also subject to regulation by the United States Occupational Safety and Health Administration and similar health and safety laws in other jurisdictions.

Litigation

        From time to time, we are involved in litigation that we believe is of the type common to companies engaged in our line of business. We currently are not subject to any material litigation or regulatory proceedings.

ITEM 4a.    Unresolved Staff Comments

        None.

ITEM 5.    Operating and Financial Review and Prospects

        The following Operating and Financial Review and Prospects should be read in conjunction with our audited consolidated financial statements and related notes included elsewhere in this Annual Report. In addition to historical consolidated financial information, this discussion also contains forward-looking statements, based on current expectations and related to future events and our future financial performance, that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of certain factors, including but not limited to those set forth under "Item 3. Key Information—Risk Factors" and elsewhere in this Annual Report.

        The audited consolidated financial statements as of December 31, 2011 and 2012 of Edwards Group Limited for the three years ended December 31, 2012 included in this document have been prepared in accordance with IFRS as issued by the IASB. None of the financial information in this document has been prepared in accordance with US GAAP. We state our financial statements in Pounds Sterling.

        Unless otherwise indicated, the U.S. Dollar amounts contained in "Operating and Financial Review and Prospects" are as they appear in our financial statements.

Overview

        Edwards is a global industrial technology company with a 94 year history serving the vacuum and abatement equipment and services market. Our innovative products comprise critical sub-systems or deliver efficiencies across a very diverse and often technology-driven range of industrial processes. These include the majority of semiconductor processes and within applications such as flat panel display, solar photovoltaic and LED. They are also used in a very broad range of industrial applications such as thin film coating and metallurgy, along with analytical applications such as scientific instruments and R&D equipment. We also have a large and growing service business which provides value-added services and upgrades as well as repair and remanufacturing of pumps. We sell our products and services to a diverse group of more than 20,000 customer accounts. This group includes many blue chip companies that are global leaders in their respective markets and some of which have been our customers for as long as 20 years. We benefit from strong secular trends, such as the increasing miniaturization and sophistication of electronic devices, proliferation of consumer electronics, increasing demand for greenhouse gas and other air emission abatement technology and related services, and the industrialization of growth economies. In addition, the increasing use of vacuum and abatement products in new applications, such as the transitioning of wet to dry pumps in steel degassing, glass coating and industrial thin-film deposition applications, has enabled us to achieve strong growth.

        The original Edwards business was founded in 1919 in south London, United Kingdom, to import and service vacuum equipment. In 1939, we began manufacturing vacuum equipment and in 1953 we relocated our factory and headquarters to Crawley, United Kingdom. In 1968, we were acquired by The BOC Group plc and began the international expansion of our business, particularly in Asia. Key highlights of the Asian expansion include the commencement of the Nissan Edwards Shinku joint venture in Japan in 1971, the establishment of Songwon Edwards in South Korea in 1992 and the opening of Edwards' first facility in China in Tianjin in 1996. In 1997, BOC Edwards was formed with the integration of Edwards Vacuum business with The BOC Group's electronic gases unit. The BOC Group was acquired by Linde AG in 2006. The Edwards Vacuum business subsequently became independent when it was acquired by the Principal Shareholders in 2007.

        In May 2012, we completed a $100 million initial public offering (the "IPO") on the NASDAQ Global Select Market (NASDAQ: EVAC) through a primary offering of ADSs, and reduced the ownership of our Principal Shareholders to approximately 84.4%.

Restructuring Program

        We have completed a significant restructuring of our operational footprint, including opening new plants in the Czech Republic and South Korea, and have streamlined our business processes and moved operations closer to customers. We initiated our restructuring program in 2007 and largely completed it by the end of 2012. As a result, we have reduced overhead, relocated and consolidated manufacturing and remanufacturing operations and increased sourcing from lower cost countries. We have concentrated our manufacturing sites around the world into half the number of locations and have extended our remanufacturing and service capability to serve our customers better worldwide. Our plant in Lutin in the Czech Republic, which opened in January 2011, and is our first volume pump manufacturing facility in mainland Europe. The 20,000 square meter facility is our global manufacturing center for vacuum pumps for the industrial, pharmaceutical, chemical and scientific markets. In Cheonan in South Korea, our new state-of-art 40,000 square meter advanced manufacturing and assembly facility, which opened in April 2011, primarily serves our Semiconductor and Emerging Technologies customers.

        The relocation of manufacturing has coincided with increased sourcing from low-cost countries. We are also restructuring our supply chain to ensure that our supplier base is located where it is most cost efficient, generally close to new manufacturing sites, and we are optimizing supply chain management through the completion of the implementation of an enterprise system.

        In November 2012 we announced plans to take additional actions to optimize our global cost base and footprint, which will result in personnel-related restructuring charges of approximately £8 million to £9 million and equivalent savings during 2013 to underpin our greater than 20% Adjusted EBTIDA margin target. The cost reduction program includes voluntary and compulsory redundancies and we have introduced temporary working patterns to reduce the amount of compulsory redundancies therefore protecting the business and our ability to respond to the upside. For the year ended December 31, 2012 we incurred £3.7 million in costs and included a provision of £2.7 million for further redundancies. We plan to incur further restructuring costs of approximately £4 million to £5 million in 2013.

Factors Affecting Our Operating Results

        The following is a description of certain components of our statements of our operations and the factors that impact those components.

Revenue

        We generate revenue from (i) the sale of new equipment, such as vacuum pumps/components and abatement systems, and (ii) after-sales services and remanufacturing of used components. We operate and manage our business as a single segment but we review revenue in four application market sectors: Semiconductor, General Vacuum, Emerging Technologies and Service.

        Our revenue is primarily driven by our customers' capital expenditures and is generally impacted by the following factors:

  •
  Macroeconomic Conditions.  In late 2008 and through 2009 and again in 2012, the effects of a general global decline in business and consumer confidence impacted demand for our customers' products, which, in turn, caused demand for our products and services to decrease significantly. The decrease in 2009 was principally due to the global economic and credit crisis, which affected each of our four market sectors and led to deferrals or cessation of capital projects in the Semiconductor market sector, and a cyclical downturn in the Semiconductor and the Emerging Technologies market sectors. The impact of the cyclical decline in the Semiconductor and Emerging Technology market sectors in 2012 was mitigated in part by increased exposure to the

    General Vacuum and Service market sectors, which are driven by general gross domestic product trends and our installed Service pump/abatement base, respectively, and were, therefore, less dependent on cyclical large-scale capital investment by a small group of customers. Global economic conditions and the state of financial markets remain uncertain, and we believe that macroeconomic conditions will continue to have a significant impact on our business, financial condition and results of operations in future periods.

  •
  Industry Demand in End-Markets.  Our revenue is affected generally by industry demand in our core end-markets, both worldwide and in particular geographies in which we operate. Over the last decade, our market sectors have benefited from a period of overall economic growth as a result of capital expenditures by customers, purchases by OEMs and BRIC industrialization. We have seen growth in demand for tablet PCs, smartphones and other new consumer electronic devices which drive sales for our products, systems and services in Semiconductor.

  •
  Cyclicality of Capital Expenditures.  In the Semiconductor sector demand is affected significantly by capital expenditures, which follow cyclical patterns. These patterns reflect long lead-times in installing fabrication facility capacity, the impact of new generations of technology and the evolving competitive landscape amongst major end product manufacturers and foundries. Capital expenditures in Semiconductor entered a down-cycle in 2007 that lasted into 2009 which was significantly exacerbated by the global economic downturn. In 2010, revenue from Semiconductor increased by 168.6% compared to the previous year. The trend continued particularly in the first half of 2011 with revenue for the year ended December 31, 2011 increasing by 7.9% compared to the prior year. In 2012 the sector entered a downturn which resulted in sales declining by 12.3% over the prior year.

    Demand in the FPD, Solar PV and LED sub-sectors of Emerging Technologies is affected significantly by capital expenditures, which also follow cyclical patterns. These patterns reflect long lead-times in raising finance, obtaining government support in solar and LED initiatives, installing fabrication facility capacity, and the evolving competitive landscape amongst major end product manufacturers. In 2010, revenue from Emerging Technology increased by 123.3% compared to the previous year as sales rebounded from the 2008-2009 global recession. The trend continued in 2011 with revenue increasing by 4.2% compared to the same period in the prior year. In 2012 demand in Emerging Technologies entered a steep downturn resulting in revenue in the year ended December 31, 2012 decreasing by 65.2% compared to the prior year.

  •
  Sales Mix.  Our revenue margins are affected by the proportion of each type of product that we sell, which we refer to as product mix. Products that are specialized, newer or not supplied by competitors typically have higher margins, and we have focused on increasing sales of products with these characteristics. In addition, our margins are also impacted by the ratio of product sales to sales of services, which typically have higher margins than product sales. We have increasingly focused on increasing our service offerings in order to drive a more stable, higher margin, recurring revenue stream.

  •
  Product Sales Prices.  We seek to manage prices for our products over their life cycles based on a product cycle plan that includes future application development and cost reductions. We strive to anticipate our customers' needs and tailor our products, systems and services to create unique solutions. We intend to continue to generate a significant portion of our revenue from new product introductions and grow our business. The average selling price typically declines over the product's life cycle. The price reduction reflects the emergence of substitute products and technological advancements, production efficiencies, an increase in scale and sales volumes and competitive forces. As a result, our revenues are impacted by where our products reside in their respective life cycles and the timing of the introduction of new products. In addition, our products are generally built to specific customer specifications that require a high degree of customization and are often sold as part of systems or in conjunction with other products. Accordingly, prices for the same or similar products can vary significantly from period to period and are not easily comparable. As a result, the impact of pricing changes on our results of operations for any period is not readily ascertainable.

  •
  New Products and Applications.  Our ability to successfully develop and launch new products and applications affects our ability to generate revenue as new products tend to command higher relative prices. As such, we have continued to invest significantly in research and development. For example, in 2008, we introduced a new generation of dry pumps (Gen 4) which are used in Semiconductor and Emerging Technologies. In 2009, we launched our next generation mechanical bearing turbo pumps (nEXT) which are used in the Scientific Instruments and R&D sub-sectors of General Vacuum, and we are in the process of launching further derivative products. In 2010 and 2011, we launched industrial (GXS) and chemical (CXS) variants which are used in General Vacuum and we launched integrated pump and abatement systems (eZenith) which are used in Semiconductor. In 2012, we launched the next generation of nXDS scroll pumps with advanced scroll design, tip-seal technology, and intelligent drive and control, the GXS450 and GXS750 dry pumps for applications that require rapid pumping of large gas volumes, such as metallurgy processes, glass coating, solar coating, LED manufacture and load-lock applications for vacuum chamber evacuation and a new generation EuV eZenith system, which is able to cope with significantly increased performance requirements with a reduced power budget. We won a Queens Award for Enterprise Innovation for the innovative nEXT turbo pump.

  •
  Customer Base.  We have continued to enjoy long-term relationships with leading blue-chip customers, and we work to develop a significant number of our new products and systems in close collaboration with customers. By working closely with our customers, we gain early insight into our customers' technology roadmaps and our solutions become essential to and embedded in their products and manufacturing processes. Our large and growing installed base provides a market for sale of our services and contributed to our record year in the service sector.

  •
  Exchange Rate Fluctuations.  Our revenue is affected by fluctuations in the exchange rates of foreign currencies as the results of operations of our reporting entities are measured in the currency of the primary economic environment in which the entity operates and are then translated into Pounds Sterling for presentation in our consolidated financial statements. We are predominately exposed to movements in the Pound Sterling against the U.S. Dollar with smaller exposures to the Euro, Japanese Yen, South Korean Won and Czech Crown. These exposures are changing as we have moved the majority of manufacturing operations outside the United Kingdom. We mitigate some of the risks associated with these fluctuations through hedging activities.

Cost of Sales

        Cost of sales represents the costs associated with the direct production and servicing of our products, including materials and labor, applicable overheads, including depreciation, plant hub service and field service costs, warranty costs and freight costs. Hub service overheads represent the costs associated with remanufacturing sites and service centers. Field service overheads represent costs associated with services provided on site to customers.

        Our cost of sales is generally impacted by the following factors:

  •
  Component and Material Costs.  Our purchases of sub-components and materials for machining and assembly of pumps and abatement systems are impacted by global trends in prices of components and materials, such as steel, aluminum and iron, and labor costs in the supply chain. We manage component and material costs through sourcing from lower cost countries. During

    2011 and 2012, we realized net component and material costs savings through these cost reduction activities, which more than offset the impact of component and material price inflation.

  •
  Labor Costs.  Manufacturing related labor costs are a key component of our cost of sales and have increased in our key manufacturing locations in the United Kingdom, the Czech Republic, South Korea and Japan and have had an impact on our cost of sales. We manage these costs through labor productivity actions, enhanced manufacturing efficiencies, and relocating manufacturing to lower cost countries. We realized lower labor costs as a percentage of cost of sales through these cost reduction activities during 2011 and 2012.

  •
  Product Warranties.  We incur charges for both the warranty expense for repairs to, or replacements of, products and provisions based on our assessment of future warranty costs. The nature of the warranty, including the warranty period, is dependent on specific customer applications and is determined by contractual arrangements with those customers and usually commences with commissioning of equipment. Warranty charges reflect the volume of installed products under warranty and can be impacted by the launch of new products.

  •
  Transportation Costs.  Transportation costs are impacted by the price of oil and the mix of road, sea and air freight in the supply chain. With the opening of our new plants in South Korea and the Czech Republic in 2011, we are positioned closer to our customers and markets and therefore, as our supply chain is repositioned locally around these new facilities, we continue to expect our distribution costs to decline.

Administrative Expenses

        Administrative expenses include sales and marketing expenses, bonus expenses, general and administrative expenses, research and development expenses and amortization. Administrative expenses also include restructuring and transaction costs.

Sales and Marketing Expenses

        Sales and marketing expenses include salaries, benefits and operating costs of sales administration, sales engineers, product and marketing managers.

General and Administrative Expenses

        General and administrative expenses include salaries, benefits and operating costs of general and administrative staff, including offices, costs associated with information management which include costs for computer hardware and software maintenance, corporate management overhead, finance, legal, human resources and safety, health and environment costs.

        Our administrative expenses are generally impacted by labor costs in the United Kingdom, the United States, South Korea, the Czech Republic, Japan and China. We manage these costs through budgetary control, transferring administration activities to shared service centers in lower cost countries and outsourcing non-essential activities in some cases.

        Operating expenses have increased as we have incurred additional expenses associated with being a public company, including increased personnel costs, legal costs, accounting costs, board compensation expense, investor relations costs, higher insurance premiums and costs associated with our compliance with Section 404 of the Sarbanes-Oxley Act of 2002, other applicable SEC regulations and the requirements of NASDAQ.

Research and Development Expenses

        Research and development expenses consist of: (i) rent for laboratory space, salaries and benefits for research personnel and equipment costs, in each case associated with the introduction of new products and product applications; and (ii) improving functionality of existing products—for example the launch of industrial (GXS) and chemical (CXS) variants for General Vacuum in 2010 and 2011 and the nXDS scroll pumps and EuV eZenith systems launched in 2012.

        We have invested significantly in research and development for new product introductions. New products typically represent a large portion of our revenues in a given period. We anticipate that we will continue to generate a significant portion of our revenue from new product introductions, and we expect our research and development expenses to increase.

        The following table sets forth our research and development expenditures for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(£ in millions)
R&D excluding amortization	15.1	18.3	21.5
Capitalization of development(1)	7.1	8.4	8.1

Total R&D spend	22.2	26.7	29.6

R&D as a percentage of revenue	3.5%	3.8%	5.0%

(1)
It is mandatory under IFRS to capitalize development costs where they can be measured reliably and when it is probable that such costs will generate future economic benefits greater than the carrying value of the asset.

Bonus Expenses

        Bonus expenses include cash bonus payments to management and other employees. See "—Factors Affecting Our Operating Results—Other Considerations—Employee Bonus Programs."

Restructuring and Transaction Costs

        Restructuring and transaction costs are exceptional items which, in our management's judgment, are best disclosed separately by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition. Restructuring and transaction costs include:

  •
  Restructuring Costs.  Restructuring costs have varied by period, but have included business optimization expenses and restructuring charges and reserves (including retention and severance costs, systems establishment costs, excess pension charges, contract termination costs and costs to consolidate facilities and relocate employees). In 2012 we completed a significant restructuring of our operational footprint, with the goal of streamlining our business processes and moving operations closer to customers, which was initiated in 2007. The transfer of production from our United Kingdom facilities to our new facilities in the Czech Republic and South Korea was initiated in 2010 and these new plants were opened in 2011. The transfer of production mainly from the United Kingdom was largely completed in 2012 and we are no longer producing pumps in the United Kingdom.

    In November 2012 we announced plans to take additional actions to optimize our global cost base and footprint, which will result in personnel-related restructuring charges of approximately £8 million to £9 million and equivalent savings during 2013 to underpin our greater than 20%

    Adjusted EBTIDA margin target. The cost reduction program includes voluntary and compulsory redundancies and we have introduced temporary working patterns to reduce the amount of compulsory redundancies therefore protecting the business and our ability to respond to the upside. For the year ended December 31, 2012 we incurred £3.7 million in costs and included a provision of £2.7 million for further redundancies. We plan to incur further restructuring costs of approximately £4 million to £5 million in 2013.

  •
  Transaction Costs.  Transaction costs include management consulting, monitoring transaction and advisory fees and related expenses paid to our Principal Shareholders prior to our IPO, transactions costs and cash expenses incurred directly in connection with any investment, equity issuance, debt issuance or refinancing and any other non cash charges.

        The following table sets forth our restructuring costs and transaction costs for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(£ in millions)
Restructuring costs	39.9	14.5	11.6
Transaction costs	3.8	9.2	2.4

Amortization

        Amortization is charged to our income statement with respect to capitalized development expenditure, patents, computer software and assets recognized under PPA. Development expenditure is amortized on a straight line basis over the period in which economic benefits are expected to be consumed, which is typically between two and five years. Computer software is amortized on a straight line basis over its useful life, generally over a period of between four and ten years. The results for the periods under review also include non-cash charges to income for amortization of purchase price adjustments on intangible assets acquired, such as patents and trademarks, customer relationships and development costs, and recognized on the acquisition of the Edwards business from The BOC Group plc in 2007. The annual amount of these charges in the year ended December 31, 2012 was £10.2 million, compared to £10.2 million for the year ended December 31, 2011. The amortization of intangible assets created on acquisition will continue to have an impact on our reported results of operations over future periods. The bulk of the assets are amortized on a straight-line basis over their appropriate useful economic lives, generally over a period of between 13 and 15 years.

Other Gains/(Losses) Net

        Other gains/(losses) net primarily includes income derived from net foreign exchange gains or losses, including hedging, on operating activities. For the years ended December 31, 2012, 2011 and 2010, we experienced an operating foreign exchange loss of £2.1 million, an operating foreign exchange gain of £2.7 million and an operating foreign exchange gain of £0.9 million, respectively, as a result of transactional foreign exchange gains and losses. The transactional foreign exchange gains and losses include gains/(losses) on hedging for the years ended December 31, 2012, 2011 and 2010 of £0.7 million, £3.9 million and £(2.2) million, respectively. These transactional exposures have become more diversified as United Kingdom manufacturing was replaced by manufacturing in South Korea and the Czech Republic.

Finance Income and Costs

        Finance income and costs includes interest income on short-term bank deposits, foreign exchange gains and losses on bank term loans, intra-group funding loans and currency options, fair value gains and losses on financial instruments, interest on bank borrowings, unused facility fees, amortized cost of term loan fees and the accretion of the Vendor Loan Note, which was repaid in February 2011. Our finance income and costs are affected by exchange rate fluctuations. As of December 31, 2011, as a result of the repayment of the Vendor Loan Note and increase in U.S. Dollar borrowings, 98% of our contractual borrowings was denominated in U.S. Dollars and the remainder denominated in Japanese Yen, South Korean Won and Czech Crowns. Revaluations of the U.S. Dollar and other currency borrowings to Pounds Sterling (the presentational currency) results in changes in the value of our total net borrowings. As of December 31, 2012, 98% of our contractual borrowings was denominated in U.S. Dollars and the remainder denominated in Japanese Yen, South Korean Won and Czech Crowns. Revaluations of the U.S. Dollar and other currency borrowings to Pounds Sterling (the presentational currency) results in changes in the value of our total net borrowings. Our finance income and costs are affected by interest rate fluctuations, arising from borrowings issued at variable interest rates. As of December 31, 2012 and December 31, 2011, 97% of our borrowings bore interest at a variable interest rate before hedging. We use interest rate swaps to manage partially the interest rate exposure on long-term floating rate debt by swapping these loans from floating to fixed rates.

Taxation

        We are subject to corporate income tax in all of the jurisdictions in which we operate, and, in certain jurisdictions, we are subject to withholding tax on dividends, intercompany interest and royalties. Our tax expenses have been significantly impacted by the factors outlined below:

  •
  In the year ended December 31, 2012, we recorded a tax credit of £2.5 million on an income before tax of £36.6 million, resulting in an effective tax rate of (6.8)%. The tax credit includes prior year credits of £5.5 million, £2.1 million of which relates to the restatement of the opening deferred tax liabilities in the United Kingdom, United States, South Korean and Japanese assets recognised under PPA.

    The tax charge on current year profits was £3.0 million which gives an underlying effective tax rate of 8.2%. This includes a £2.9 million credit for tax holidays and grants given by the South Korean and Czech tax authorities. If this credit had not been received, the effective tax rate on current year profits for the year ended December 31, 2012 would have been 16.1%. In addition, this rate would have been a further 5 percentage points higher at 21.2% if the tax credit and loss incurred by Japan was excluded.

  •
  In the year ended December 31, 2011, we recorded a tax charge of £13.6 million on a profit before tax of £69.8 million, resulting in an effective tax rate of 19.5%. This includes a credit of £3.7 million for tax holidays and grants given by the South Korean and Czech tax authorities.

  •
  As of December 31, 2012, we had approximately £26.9 million of unused tax losses, £8.2 million of which are in Japan and are expected to be offset in full against taxable profits generated in the year ending December 31, 2013. The balance of approximately £18.7 million has arisen in our French subsidiaries, and we estimate that, based on current levels of profitability, it could take more than 15 years to utilize these fully.

  •
  We have completed the process of moving manufacturing operations from the United Kingdom to South Korea and the Czech Republic. From October 1, 2011, South Korea and the Czech Republic have been licensed to make direct sales of products they manufacture to other Edwards' companies and third-party customers in their respective countries. The transition of manufacturing from the United Kingdom to South Korea and the Czech Republic means that a higher proportion of our profits are earned in South Korea and the Czech Republic. Our entities in both of these territories have been awarded tax grants which will reduce their tax liabilities for five to seven years, starting in 2011.

  •
  For the next two years we expect the underlying effective tax rate for the Group to be around 18%. It will be lower than the statutory United Kingdom tax rate of 23% (21% from April 2014) due to the continuance of the South Korean tax holiday, the introduction of the new Patent Box Rules in the United Kingdom and the introduction of more tax efficient financing structures in the United States and Japan.

        Edwards Group Limited is resident for tax purposes in the United Kingdom.

        We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, until February 21, 2032, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

Profit for the Year from Discontinued Operations

        Following the acquisition of the Edwards business in 2007, certain non-core businesses were identified as discontinued operations and held for sale. The results of businesses held for sale are not reported in revenues, cost of sales or operating income. The assets and liabilities of the disposal groups are disclosed separately in the balance sheet as held for sale, Edwards Chemical Manufacturing Europe Limited, comprising of the remaining European assets of the CMD business was treated as a discontinued operation in our consolidated historical financial statements for the year ended December 31, 2010 and was sold in August 2010.

Other Considerations

Transactional Exchange Rate Fluctuations

        We are exposed to transactional foreign exchange rate risk when a subsidiary enters into a sales or purchasing transaction in a currency other than the subsidiary's functional currency. We actively seek to mitigate these exposures over a two-year period through a hedging program. These transactional exposures have become more diversified as United Kingdom manufacturing was replaced by manufacturing in South Korea and the Czech Republic.

Debt Repayment and Reorganization and Preference Share Dividend to Preference Shareholders

        Our results of operations and financial condition have been affected by our issuance of 12,500,000 ADSs and the repayment of £75.5 million of debt during the year ended December 31, 2012.

        In the year ended December 31, 2011 our results of operations and financial condition were affected by a reorganization of our indebtedness and a dividend paid to holders of our preference shares in February 2011. In February 2011, we (i) amended and restated the First Lien Credit Agreement, (ii) repaid all outstanding borrowings under the Second Lien Credit Agreement, totaling £119.9 million, and (iii) repaid the principal and accrued interest under the Vendor Loan Note, totaling £50.3 million. On February 25, 2011, we paid a dividend of US$130.8 million (£81.1 million) to our Principal Shareholders and the James F. Gentilcore Revocable Trust in the form of a preference share dividend, in which we paid dividends that were accruing, but unpaid, since May 2007.

Employee Bonus Programs

        Our operating results include accruals for performance-related cash bonus payments to management and other employees. We had an annual bonus plan in operation for the years ended December 31, 2010, 2011 and 2012. In addition, we had long-term incentive plans ("LTIPS") for middle managers, which ran from the beginning of 2009 to the end of 2011 ("LTIPS 2011").

Share-based Payment Transactions

        In connection with the IPO, we adopted an omnibus equity incentive plan and a sharesave plan (the "Employee Share Schemes"). Such Employee Share Schemes are designed to align employee incentives with our shareholders' interests. We may grant share options and other forms of equity- based compensation to employees, directors and consultants of us and our subsidiaries and affiliates under these Employee Share Schemes, which have resulted in incurrence of additional equity compensation expense. See "Item 6. Management—Employee Share Schemes" included elsewhere in this Annual Report for further information.

Critical Accounting Policies and Estimates

        This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires management to make estimates that affect the reported amounts of our assets, liabilities, revenues and expenses. Significant accounting policies employed by us, including the use of estimates, are presented in the notes to the consolidated financial statements included elsewhere in this document. We periodically evaluate our estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's subjective or complex judgments, resulting in the need for management to make estimates about the effect of matters that are inherently uncertain. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations may be materially impacted. In addition, some accounting policies require significant judgment to apply complex principles of accounting to certain transactions, such as acquisitions, in determining the most appropriate accounting treatment.

        We believe that the significant accounting estimates and policies described below are material to our financial reporting and are subject to a degree of subjectivity and/or complexity.

Revenue Recognition

        Revenue is based on the fair value of the sale of goods and services, and includes the sales value of long-term contracts appropriate to their state of completion. It excludes inter-company sales between our subsidiaries, VAT and similar sales-based taxes.

        We manufacture and sell a range of vacuum and abatement equipment. Revenue for the sale of goods is recognized when the significant risks and rewards of ownership are transferred to the customer. For most of our equipment sales, this occurs when title transfers to the customer upon shipment. Therefore, revenue is recognized at this time, with warranty reserves being created to cover the expected future warranty obligation costs. If the equipment is shipped subject to installation and the installation constitutes a significant part of the contract, revenue is not recognized until the installation has been completed. Understanding the terms of the contract is the key to revenue recognition and we have various controls in place to ensure the terms are understood by both Edwards and the customer from the agreement of the quotation to the delivery of the goods. Sales returns have not been material.

        We also provide a range of services to our customers, including maintenance service contracts and specialist engineering services. These services are provided on a time and material basis or as a fixed-price contract. Revenue from time and material contracts is recognized under the percentage-of-completion method. Revenue from fixed price contracts is also recognized under the percentage-of-completion method unless the services are provided by means of an indeterminate number of acts over a specified period of time, in which case revenue is recognized on a straight-line basis.

        We sometimes receive orders from customers covering elements of both equipment and services. In these instances, the significant elements of the order are identified and the total order value is apportioned across those elements based upon the stand-alone price of each element. The recognition of each element of revenue is then assessed against the sale of goods or service criteria depending upon the nature of that element. We undertake a small number of major projects for customers, providing a combination of product, service and design solutions. Revenue on long-term construction contracts is recognized on a percentage-of-completion basis. When the outcome of a contract cannot be reliably estimated, revenue is recognized only to the extent that incurred costs are recoverable. Provision is made for all losses incurred together with any foreseeable or anticipated future losses.

Development Costs

        Expenditure on developing new products and processes is written off when incurred, unless it meets the criteria for capitalization. We utilize a product commercialization process to review major research and development projects. The projects are reviewed at a set of predetermined milestones and are either abandoned or approved to continue based on their predicted commercial viability at that point. When the project has reached a point where the product design is finalized, we plan and commit to completing the project and there is a commercial market, subsequent costs are capitalized. In considering whether there is a commercial market, we assess the potential demand for the product from customers and expected price structure and compare this with the remaining estimated development costs.

        Capitalized development costs are stated at cost less accumulated amortization and impairment losses and written off on a straight-line basis over the period in which economic benefits are expected to be consumed, which is typically between two and five years.

Impairment

        Assets that are subject to depreciation or amortization and financial assets are reviewed for impairment whenever an indicator of impairment exists and there are indications that the carrying value of the asset may not be recoverable. The impairment test involves initially comparing the value in use of the cash generating unit with its carrying amount. To calculate the value in use of the cash generating units, pre-tax future cash inflows and outflows are derived from budgets and business forecasts approved by management. Pre-tax interest rates that are appropriate to the relevant countries are used to discount the future cash flows. If the carrying amount of the cash generating unit exceeds the value in use, a comparison is performed to determine whether the fair value of the asset less costs to sell is higher than the carrying amount. Any impairment loss relating to the asset is recognized in the income statement in operating profit.

        Goodwill, the "Edwards" trademark and any other intangible assets that are not subject to amortization are tested for impairment at least annually.

Provisions

        Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

        Provisions for redundancy costs arising from restructuring are made where the plans are sufficiently detailed and where appropriate communication to those affected has been undertaken at the balance sheet date.

        Provisions for warranties are based on contractual arrangements with customers and experience of product performance.

        Provisions for early retirement benefits are made when the constructive obligation for those benefits arises. There are judgments around the actuarial assumptions underlying the provisions, such as retiree longevity, salaries, future inflation rates and rate of return on investment.

        If the actual obligations differ from management estimates, actual costs will differ from the amounts covered by our reserves and therefore may affect future earnings.

Deferred Tax

        Deferred tax is provided in full using the liability method, on temporary differences arising between the tax value of assets and liabilities and their carrying amounts in the historical financial information. Such differences may result in an obligation to pay more tax or a right to pay less tax in future periods. A deferred tax asset is only recognized where it is probable that future taxable profits will be available against which the temporary differences or taxable losses giving rise to the asset can be utilized. Significant judgment is required in determining the worldwide provision for deferred tax. There are many calculations for which the ultimate tax determination is uncertain, including the forecasting of future taxable profits, in order to assess the likelihood of deferred tax assets crystallizing.

        Where the final tax outcome is different from the amount that was initially recorded, such differences will impact the current and deferred income tax liabilities in the period in which the determination is made.

Results of Operations

        The following table sets out our consolidated income statement for the periods indicated.

	Year ended December 31,
	2010	2011	2012
	(£ in millions, except per share data)
Income Statement Data:
Revenue	641.0	700.5	595.3
Cost of sales	(395.4)	(442.6)	(385.2)

Gross margin	245.6	257.9	210.1

Administration expenses before R&D, restructuring and transaction costs and amortization	(95.2)	(99.1)	(90.1)
R&D excluding amortization	(15.1)	(18.3)	(21.5)
Restructuring and transaction costs	(43.7)	(23.7)	(14.0)
Share based compensation expenses	—	—	(1.1)
Amortization	(18.0)	(17.9)	(18.3)

Total administrative expenses	(172.0)	(159.0)	(145.0)
Other gains/(losses)—net	2.4	3.4	(1.8)
Operating income	76.0	102.3	63.3
Finance income and costs—net	(11.5)	(32.5)	(26.7)

Income from continuing activities before taxation	64.5	69.8	36.6
Taxation	(12.7)	(13.6)	2.5

Net Income	51.8	56.2	39.1
Profit for the period from discontinued operations	0.3	—	—

Net Income for the year attributable to owners of Edwards Group Limited	52.1	56.2	39.1

        We operate as a single segment but review our revenue for our addressable market in four market sectors. The following table shows a breakdown of our revenue by market sector for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(£ in millions)
Semiconductor	235.0	253.6	222.3
General Vacuum	142.3	172.0	168.9
Emerging Technologies	115.4	120.2	41.8
Service	148.3	154.7	162.3

Total revenue	641.0	700.5	595.3

        The following table shows a breakdown of our revenue by geographical region for the periods indicated:

	For the year ended December 31,
	2010	2011	2012
	(£ in millions)
Europe	101.4	116.5	100.4
Americas	162.1	198.5	183.1
South Korea	141.1	134.8	110.2
Japan	91.1	98.3	73.6
Taiwan	58.4	52.1	60.5
China	57.0	72.8	42.9
Other Asia	29.9	27.5	24.6

Total revenue	641.0	700.5	595.3

Year ended December 31, 2012 compared to year ended December 31, 2011

        Revenue.    Our revenue for the year ended December 31, 2012 was £595.3 million, as compared to £700.5 million for the year ended December 31, 2011, a decrease of £105.2 million, or 15.0%. This decrease was principally due to the significant decline in Emerging Technology revenue coupled with the downturn in Semiconductor revenue. Year on year the decline was 12.3% in Semiconductor, 1.8% in General Vacuum, 65.2% in Emerging Technologies partially offset by year on year growth of 4.9% in Service.

        Semiconductor revenue for the year ended December 31, 2012 was £222.3 million, as compared to £253.6 million for the year ended December 31, 2011, a decrease of £31.3 million, or 12.3%. This decrease was principally due to the downturn in semiconductor investment in the second half of 2012. There were significant declines in the memory and logic sub-sectors partially offset by growth in the foundry sub-sector.

        General Vacuum revenue for the year ended December 31, 2012 was £168.9 million, as compared to £172.0 million for the year ended December 31, 2011, a decrease of £3.1 million, or 1.8%. This decrease was principally due to a decline in General Vacuum investment as a result of global economic uncertainty offset by Edwards' share gains. The industrial and process subsectors suffered most from the global economic uncertainty, whereas the scientific sub-sector remained flat and the R&D sub-sector experienced some significant gains.

        Emerging Technologies revenue for the year ended December 31, 2012 was £41.8 million, as compared to £120.2 million for the year ended December 31, 2011, a decrease of £78.4 million, or 65.2%. This decrease was principally due to overcapacity in the Flat Panel sub-sector following significant investments in China in 2010 and 2011 which minimized investments in new fabrication facilities. Investment in the Solar PV sub-sector also declined due to the absence of government funding and support. The decline in LED was not as significant as the decline in the FPD and Solar PV sub-sectors.

        Service revenue for the year ended December 31, 2012 was £162.3 million, as compared to £154.7 million for the year ended December 31, 2011, an increase of £7.6 million, or 4.9%. This increase was principally due to successful Service marketing initiatives to demonstrate the economic advantages of our service offering over the life of our equipment to our customers. All our service offerings for, Semiconductor, Emerging Technology and General Vacuum, saw growth and our service offerings to Emerging Technology were not impacted by the downturn in investment in new facilities.

        Cost of Sales.    Our cost of sales for the year ended December 31, 2012 was £385.2 million, as compared to £442.6 million for the year ended December 31, 2011, a decrease of £57.4 million, or 13.0%. The decrease was primarily due to the 15% decline in year over year revenue.

        Gross Margin.    Gross margin for the year ended December 31, 2012 was £210.1 million, as compared to £257.9 million for the year ended December 31, 2011, a decrease of £47.8 million, or 18.5%. The decrease was primarily due to the decline in year over year revenue. Gross profit margin decreased by 1.5 percentage points to 35.3% for the year ended December 31, 2012 due to the time taken to flex our manufacturing base to the lower sales volumes in the second half of 2012.

        Administrative expenses.    The following table sets forth our administrative expenses for the periods indicated:

	Year ended December 31,
	2011	2012
	(£ in millions)
Sales and marketing	51.8	45.9
General and administrative excluding amortization	34.6	35.7
Bonus	12.7	8.5

Administrative expenses before research and development, restructuring and transaction costs and amortization	99.1	90.1
R&D excluding amortization	18.3	21.5
Restructuring and transaction costs	23.7	14.0
Amortization (excluding PPA amortization)	7.7	8.1
PPA amortization	10.2	10.2
Share based compensation expenses	—	1.1

Total administrative expenses	159.0	145.0

        Total administrative expenses decreased by 8.8% to £145.0 million primarily due to decreases in sales and marketing, bonus and restructuring and transaction costs being offset by increases in research and development excluding amortization, general and administrative excluding amortization and share based compensation expenses.

        The decrease in sales and marketing of £5.9 million is primarily due to a decrease in bad debt costs, lower variable compensation and reduced headcount.

        The decline in bonus of £4.2 million was due to a lower payout in 2012 based on lower percentage of bonus targets achieved in 2012 as compared to 2011 due to the slowdown in the Emerging Technology market sector and the slowdown in the Semiconductor market sector in the second half of 2012.

        Restructuring and transaction costs for the year ended December 31, 2012 were £14.0 million, as compared to £23.7 million in the year ended December 31, 2011, a decrease of £9.7million. The decrease was primarily due to the completion of the restructuring of manufacturing operations, partially offset by the investment in cost reduction activities in the fourth quarter of 2012.

        The increase in general and administrative expenses excluding amortization of £1.1million was due to the additional operating costs of being a public company.

        Share based compensation was introduced after our listing on NASDAQ.

        Research and development excluding amortization costs for the year ended December 31, 2012 were £21.5 million, as compared to £18.3 million in the year ended December 31, 2011, an increase of £

3.2 million. This increase reflects further investment in product development, particularly in dry pump innovation and the further development of the eZenith abatement system.

        Other gains/(losses)—net.    Our other gains/(losses) net for the year ended December 31, 2012 were losses of £1.8 million, as compared to gains of £3.4 million for the year ended December 31, 2011, a decrease of £5.2 million. This decrease was principally due to an operating foreign exchange loss of £2.1 million in the year ended December 31, 2012 compared to an operating foreign exchange gain of £2.7 million in the prior year.

        Operating income for the period.    The operating income for the year ended December 31, 2012 was £63.3 million, compared to £102.3 million for the year ended December 31, 2011. The profit in the year ended December 31, 2012 includes an operating income before restructuring and transaction costs of £77.3 million and restructuring and transaction costs of £14.0 million. The operating income in the year ended December 31, 2011 includes an operating income before restructuring and transaction costs of £126.0 million and restructuring and transaction costs of £23.7 million.

        Finance income and costs.    The following table sets out the net finance (costs)/income for the periods indicated:

	Year ended December 31,
	2011	2012
	(£ in millions)
Interest paid and received	(23.8)	(23.4)
Accretion of Vendor Loan Note	(0.2)	—
Foreign exchange gains/(losses) on bank and intra-group loans	0.2	3.7
Provisions—unwinding of discounts(1)	(2.9)	(1.1)
Fees and amortization of fees	(3.6)	(3.0)
Fair value gains/(losses) on financial instruments—interest rate swaps	(2.2)	(2.9)

Finance income and costs	(32.5)	(26.7)

(1)
Relates to the Beckmann early retirement liability and South Korean pension provisions.

        Our finance income and costs for the year ended December 31, 2012 were a cost of £26.7 million, a decrease of £5.8 million from the year ended December 31, 2011. Interest paid and received decreased from £23.8 million to £23.4 million. There was no accretion of the Vendor Loan Note due to its repayment in 2011. The decrease in fees and amortization of fees is due to the write down of unamortized fees in 2011 as part of the debt rearrangement. The fair value losses on financial instruments—interest rate swaps increased by £0.7 million to £2.9 million due to the decline in underlying interest rates.

        Foreign exchange gains/(losses) on bank and intra-group loans was a gain of £3.7 million for the year ended December 31, 2012, and a gain of £0.2 million in the year ended December 31, 2011. The gain in the year ended December 31, 2012 was driven by the movement in the value of the U.S. Dollar against the Pound Sterling, with the U.S. Dollar weakening from £1.00 to US$1.5541 at the end of December 2011 to £1.00 to US$1.6255 at the end of December 2012.

        Taxation.    Taxation for the year ended December 31, 2012 was a tax credit of £2.5 million, as compared to a tax expense of £13.6 million for the year ended December 31, 2011. This decrease is principally due to lower taxable profits, the impact of tax holidays and grants given by the South Korean and Czech tax authorities and the reduction in corporate tax rates in a number of tax jurisdictions.

Year ended December 31, 2011 compared to year ended December 31, 2010

        Revenue.    Our revenue for the year ended December 31, 2011 was £700.5 million, as compared to £641.0 million for the year ended December 31, 2010, an increase of £59.5 million, or 9.3%. This increase was principally due to revenue growth in each of our target market sectors. Year on year growth was 7.9% in Semiconductor, 20.9% in General Vacuum, 4.2% in Emerging Technologies and 4.3% in Service.

        Semiconductor revenue for the year ended December 31, 2011 was £253.6 million, as compared to £235.0 million for the year ended December 31, 2010, an increase of £18.6 million, or 7.9%. This increase was principally due to increased semiconductor demand being driven by PC/tablet shipments and mobile communications, as well as advanced technology node changes (40nm to 28nm) that drove a significant increase in customer investment and shipments to a significant new customer, a U.S. foundry.

        General Vacuum revenue for the year ended December 31, 2011 was £172.0 million, as compared to £142.3 million for the year ended December 31, 2010, an increase of £29.7 million, or 20.9%. This increase was principally from investment in our General Vacuum sales channel and from the introduction of our new dry GXS pump, which resulted in significant customer wins in the chemical sectors in Europe and in Asia, as well as continued sales gains in power and steel degassing. We have also seen growth in the Scientific Instruments sub-sector driven by the increase in demand for the nEXT platform, and the expansion of our installed base with existing customers.

        Emerging Technologies revenue for the year ended December 31, 2011 was £120.2 million, as compared to £115.4 million for the year ended December 31, 2010, an increase of £4.8 million, or 4.2%. This increase was principally in the first six months of 2011 with strong sales in China and growth in the FPD and Solar PV sub-sectors.

        Service revenue for the year ended December 31, 2011 was £154.7 million, as compared to £148.3 million for the year ended December 31, 2010, an increase of £6.4 million, or 4.3%. This increase was principally due to increased demand for services resulting from fab utilization and the results of our investment in our Service marketing initiatives and capabilities in each of the principal geographic regions that we serve.

        Cost of Sales.    Our cost of sales for the year ended December 31, 2011 was £442.6 million, as compared to £395.4 million for the year ended December 31, 2010, an increase of £47.2 million, or 11.9%. Of this increase, 9.3% was due to the growth in our sales for the year ended December 31, 2011. The remainder was due to double running costs of operating factories in the United Kingdom prior to their closure and the new facilities in the Czech Republic and South Korea, increased transportation costs caused by the pending relocation of our supply chain, increased service overhead as we intensified our investment in the service business and increased depreciation costs. We also booked a warranty charge of £3.1 million to retrofit certain pumps in harsh environments in the year ended December 31, 2011. We were also adversely effected by the rundown of United Kingdom manufacturing facilities prior to closure in the year ended December 31, 2011.

        Gross Margin.    Gross margin for the year ended December 31, 2011 was £257.9 million, as compared to £245.6 million for the year ended December 31, 2010, an increase of £12.3 million, or 5.0%. This increase was due to higher sales, partially offset by additional warranty and inventory costs. Gross profit margin decreased by 1.5 percentage points to 36.8% for the year ended December 31, 2011.

        Administrative expenses.    The following table sets forth our administrative expenses for the periods indicated:

	Year ended December 31,
	2010	2011
	(£ in millions)
Sales and marketing	41.0	51.8
General and administrative excluding amortization	34.4	34.6
Bonus	19.8	12.7

Administrative expenses before research and development, restructuring and transaction costs and amortization	95.2	99.1
R&D excluding amortization	15.1	18.3
Restructuring and transaction costs	43.7	23.7
Amortization (excluding PPA amortization)	8.1	7.7
PPA amortization	9.9	10.2

Total administrative expenses	172.0	159.0

        Total administrative expenses decreased by 7.6% to £159.0 million primarily due to reduction in restructuring and transaction costs and bonus, partially offset by increases as a result of investment in sales growth initiatives and research and development. The increase in sales and marketing of £10.8 million includes a £2.3 million increase due to provision for bad debts with the remaining increase due to support growth initiatives in all market sectors. The decline in bonus of £7.1 million was partially due to a £2.8 million lower payout in 2011 based on lower percentage of bonus targets achieved in 2011 as compared to 2010 due to the slowdown in the Semiconductor market sector in the second half of 2011. The decline was also due to the requirement to fund the LTIPS 2010 and LTIPS 2011 schemes in 2010 with £4.2 million from prior years where the bonus threshold had not been achieved.

        Research and development excluding amortization costs for the year ended December 31, 2011 were £18.3 million, as compared to £15.1 million in the year ended December 31, 2010, an increase of £3.2 million. This increase reflects further investment in product development, particularly in dry pump innovation.

        Restructuring and transaction costs for the year ended December 31, 2011 were £23.7 million, as compared to £43.7 million in the year ended December 31, 2010, a decrease of £20.0 million. The decrease was due to lower restructuring costs related to the opening and commencement of manufacturing in the new plants in the Czech Republic and South Korea, partially offset by the £6.5 million exceptional transaction costs related to the application for admission on the London Stock Exchange, which was withdrawn.

        Other gains/(losses)—net.    Our other gains/(losses) net for the year ended December 31, 2011 were gains of £3.4 million, as compared to gains of £2.4 million for the year ended December 31, 2010, an increase of £1.0 million. This increase in gains was principally due to foreign exchange gains/(losses), which were a gain of £2.7 million in the year ended December 31, 2011 and a gain of £0.9 million in the year ended December 31, 2010. The transactional foreign exchange gains and losses include gains/(losses) on hedging for the years ended December 31, 2011 and 2010 of £3.9 million and £(2.2) million, respectively.

        Operating income/(loss) for the period.    The operating income for the year ended December 31, 2011 was £102.3 million, compared to £76.0 million for the year ended December 31, 2010. The profit in the year ended December 31, 2011 includes an operating income before restructuring and transaction costs of £126.0 million and restructuring and transaction costs of £23.7 million. The operating income in the year ended December 31, 2010 includes an operating profit before restructuring and transaction costs of £119.7 million and restructuring and transaction costs of £43.7 million.

        Finance income and costs.    The following table sets out the net finance (costs)/income for the periods indicated:

	Year ended December 31,
	2010	2011
	(£ in millions)
Interest paid and received	(14.0)	(23.8)
Accretion of Vendor Loan Note	(6.1)	(0.2)
Foreign exchange gains/(losses) on bank and intra-group loans	17.4	0.2
Provisions—unwinding of discounts(1)	—	(2.9)
Fees and amortization of fees	(1.4)	(3.6)
Foreign exchange gains/(losses) on currency options	1.2	—
Fair value gains/(losses) on financial instruments—interest rate swaps	(8.6)	(2.2)

Finance income and costs	(11.5)	(32.5)

(1)
Relates to the Beckmann liabilities and South Korean pension provisions.

        Our finance income and costs for the year ended December 31, 2011 were a cost of £32.5 million, an increase of £21.0 million from the year ended December 31, 2010. Interest paid and received increased from £14.0 million to £23.8 million and the accretion of the Vendor Loan Note decreased from £6.1 million to £0.2 million, primarily due to a debt reorganization in February 2011 where we extended the First Lien Credit Agreement and increased our borrowings and used the proceeds to repay the borrowings under the Second Lien Credit Agreement and the Vendor Loan Note. The increase in fees and amortization of fees is due to the write down of unamortized fees of £1.4 million on borrowings under the Second Lien Credit Agreement after the debt was repaid and the amortization of the fees on the additional first lien debt raised of £1.2 million.

        Foreign exchange gains/(losses) on bank and intra-group loans was a gain of £0.2 million for the year ended December 31, 2011, and a gain of £17.4 million in the year ended December 31, 2010. The gain in both periods were driven by the movement in the value of the U.S. Dollar against the Pound Sterling where the U.S. Dollar strengthened from US$1.6149 at the end of December 2009 to US$1.5657 at the end of December 2010, and further to US$1.5541 at the end of December 2011.

        Taxation.    Taxation for the year ended December 31, 2011 was a tax expense of £13.6 million, as compared to a tax expense of £12.7 million for the year ended December 31, 2010. This increase is principally due to the increase in taxable profits.

        Profit for the year from discontinued operations.    Profit from discontinued operations for the year ended December 31, 2011 was £0.0, as compared to £0.3 million for the year ended December 31, 2010, a decrease of £0.3 million, or 100.0%. The sale of assets in Edwards Chemical Management Europe Limited was completed on August 31, 2010 with a profit on disposal of £0.3 million. Following this sale, all assets classified as held for sale in 2007 have been sold.

Liquidity and Capital Resources

        Our principal sources of funding consist of cash from operations, cash and cash equivalents, borrowings under our term loans and availability under a revolving credit facility (the "Revolving Credit

Facility") pursuant to the First Lien Credit Agreement. As of December 31, 2012, we had current financial debt of £4.0 million, non-current financial debt of £361.6 million, bank deposits of £2.0 million and cash and cash equivalents of £98.2 million, resulting in net financial debt of £265.4 million. As of December 31, 2012, we had a committed revolving credit facility of US$90 million (£55.4 million) of which US$2.1 million (£1.3 million) was utilized for letters of credit. We believe that our cash from operations, available cash and cash equivalents and available borrowings, will be sufficient to meet our liquidity needs, including for capital expenditures, through at least the next 12 months.

Cash Flows

        The following table sets out information on our cash flows for the periods indicated:

	Year ended December 31,
	2010	2011	2012
	(£ in millions)
Net cash generated from operating activities	143.8	85.9	84.2
Total cash flow from investing activities	(44.9)	(50.6)	(27.3)
Total cash flow from financing activities	(17.2)	(103.0)	(50.0)

Change in cash and cash equivalents	81.7	(67.7)	6.9

Net Cash Generated From Operating Activities

        In the year ended December 31, 2012, our net cash generated from operating activities was £84.2 million, compared to a cash inflow of £85.9 million in the year ended December 31, 2011, a decrease of £1.7 million. This decrease is primarily due to lower taxable profits, partially offset by lower tax paid.

        In the year ended December 31, 2011, our net cash generated from operating activities was £85.9 million, compared to a cash inflow of £143.8 million in the year ended December 31, 2010, a decrease of £57.9 million. This decrease was primarily due to increases in working capital to support additional sales and factory transition and payment of additional taxes, partially offset by an increase in profitability.

        Net cash generated from operating activities included payments for restructuring and transaction costs of £18.0 million in the year ended December 31, 2012, £26.0 million in the year ended December 31, 2011, and £10.0 million in the year ended December 31, 2010.

Total Cash Flow From Investing Activities

        Investing activities consist of capital expenditure on Property Plant and Equipment (PP&E) and intangible fixed assets, primarily development costs and SAP roll out costs. In the year ended December 31, 2012 our total cash consumed by investing activities was £27.3 million, compared to £50.6 million of cash consumed in the year ended December 31, 2011, a decrease of £23.3 million. This change was primarily due to the completion of the transition of our production facilities to new plants in the Czech Republic and South Korea in 2011 as part of the restructuring program.

        In the year ended December 31, 2011 our total cash consumed by investing activities was £50.6 million, compared to £44.9 million of cash consumed in the year ended December 31, 2010, an increase of £5.7 million. This change was primarily due to the acquisition of tangible fixed assets for the new plants in the Czech Republic and South Korea as part of the restructuring program.

Total Cash Flow From Financing Activities

        In the year ended December 31, 2012, our total cash consumed by financing activities was £50.0 million, compared to total cash consumed of £103.0 million in the year ended December 31, 2011, a decrease of £53.0 million. In the year ended December 31, 2012, Edwards received £53.7 million from the listing of ADSs on NASDAQ and repaid £75.5 million of net debt and paid interest of £28.3 million.

        In the year ended December 31, 2011, our total cash consumed by financing activities was £103.0 million, compared to total cash consumed of £17.2 million in the year ended December 31, 2010, an increase of £85.8 million. Edwards paid an interim preference share dividend that had been accruing from May 31, 2007 to February 25, 2011 of £81.1 million in February, 2011 with none being paid in the prior period and paid interest of £26.5 million and received a net £4.6 million as a result of restructuring its debt.

Capital Expenditures

        For the years ended December 31, 2012, 2011 and 2010, we made capital expenditures in the amount of £28.4 million, £53.6 million and £45.7 million, respectively. The following table provides a breakdown of our capital expenditures for the periods indicated:

	For the year ended December 31,
	2010	2011	2012
	(£ in millions)
Research and development capitalized	7.1	8.4	8.1
Property plant & equipment (PP&E) and other intangibles	38.6	45.2	20.3

Total capital expenditure	45.7	53.6	28.4

        The following table provides a breakdown of our capital expenditures by geographical region for the periods indicated:

	For the year ended December 31,
	2010	2011	2012
	(£ in millions)
United Kingdom	15.1	12.5	15.2
Europe (excluding the United Kingdom)	9.0	14.9	3.2
America	0.2	1.0	1.7
South Korea	18.7	20.7	3.7
Japan	2.1	3.1	1.9
Taiwan	0.1	0.1	0.1
China	0.4	1.1	2.4
Other Asia	0.1	0.2	0.2

Total capital expenditure	45.7	53.6	28.4

        Capital expenditure in the year ended December 31, 2012 was £28.4 million, compared to £53.6 million in the year ended December 31, 2011, a decrease of £25.2 million, primarily as a result of the completion of the capital expenditure on the new manufacturing facilities in the Czech Republic and in South Korea as part of the restructuring program in 2011.

        Capital expenditure in the year ended December 31, 2011 was £53.6 million, compared to £45.7 million in the year ended December 31, 2010, an increase of £7.9 million, primarily as a result of capital expenditure on the new manufacturing facilities in the Czech Republic and in South Korea as part of the restructuring program.

        Asset sales realized £2.4 million, £2.4 million and £0.3 million in the years ended December 31, 2012, 2011 and 2010, respectively.

Indebtedness

        In the year ended December 31, 2012 we repaid £75.4 million of loans consisting of £69.3 million of the First Lien Credit Agreement, £1.6 million under finance leases and £4.5 million under the South Korean and Czech Mortgages. £55.0 million ($87.0 million) of the repayment under the First Lien Credit Agreement was financed by the issuance of shares in May 2012 as part of the IPO.

        During February 2011, we amended and extended the First Lien Credit Agreement until May 2016 and repaid our existing borrowings under the Second Lien Credit Agreement and the Vendor Loan Note. The First Lien Credit Agreement was amended and restated on September 16, 2011 to terminate the existing revolving credit facility and enter into a new revolving credit facility (the "New Revolving Credit Facility"). The First Lien Credit Agreement was further amended on March 21, 2012 to increase the commitments available to us under the New Revolving Credit Facility.

        On February 25, 2011, we declared and paid an interim preference share dividend to the holders of the preference shares of US$130.8 million (£81.1 million). Under IFRS accounting rules, dividends on equity instruments are not included in the financial statements until they are declared. As of December 31, 2011, dividends of US$25.7 million (£16.5 million) on our preference shares have been accruing since February 26, 2011, the day following the declaration of the February 2011 preference share dividend.

        As of December 31, 2012, substantially all of our indebtedness related to our term loans, unamortized fees relating to the term loans, finance leases and other loans. As of December 31, 2011 and 2010, substantially all of our indebtedness related to term loans, unamortized fees relating to the term loans, the Vendor Loan Note and finance leases.

        The following table shows our indebtedness as of the dates indicated:

	As of year ended December 31,
	2010	2011	2012
	(£ in millions)
Non-current borrowings:
Term loans	384.4	438.2	351.3
Unamortized fees relating to the term loans	(2.5)	(5.6)	(3.5)
Finance leases	1.2	4.3	3.6
Other loans	7.7	14.7	10.2

Total non-current borrowings	390.8	451.6	361.6

Current borrowings:
Term loans	2.7	4.5	4.3
Unamortized fees relating to the term loans	(1.0)	(2.0)	(1.4)
Vendor Loan Note	50.0	—	—
Finance leases	0.4	1.7	0.5
Other loans	—	0.5	0.6

Total current borrowings	52.1	4.7	4.0

Total borrowings	442.9	456.3	365.6

        As of December 31, 2012, 98% of our borrowings bore interest at variable rates before hedging, with the mortgage on our Czech manufacturing facility being the only fixed rate agreement. Net interest on our bank deposits, bank overdraft and loans, excluding interest rate swaps, for the year ended December 31, 2012 was £23.4 million, reflecting savings from lower borrowing levels.

        As of December 31, 2011, 97% of our borrowings bore interest at variable rates before hedging. Net interest on our bank deposits, bank overdraft and loans, excluding interest rate swaps, for the year ended December 31, 2011 was £23.8 million, reflecting, higher market rates for the extended first lien, additional first lien borrowing to replace the Vendor Loan Note, plus mortgage interest on the Czech and South Korean factories, and finance lease interest on South Korean machine tools. As of December 31, 2010, 89% of our borrowings bore interest at variable rates before hedging.

        Our exposure to variable rates on our borrowings is mitigated by our entering into interest rate swaps against three-month U.S. Dollar LIBOR. Interest is charged at variable rates but a number of floating to fixed interest rate swaps are in place. As of December 31, 2012, 69% of our debt under the First Lien Credit Agreement was hedged to May 2014, 40% from June 2014 to November 2014, and 22% from December 2014 to May 2016.

        The following table sets forth the carrying amounts of our indebtedness by currency denomination as of the dates indicated:

	As of year ended December 31,
	2010	2011	2012
	(£ in millions)
Pound Sterling	46.5	(7.6)	(4.9)
U.S. Dollar	388.3	448.3	359.4
Japanese Yen	0.4	0.4	0.3
Czech Crown	—	6.8	6.2
South Korean Won	7.7	8.4	4.6

Total	442.9	456.3	365.6

Term Notes and the Revolving Credit Facility

Debt Financing Arrangements

        The debt financing arrangements described below were put in place at the time of our acquisition from The BOC Group plc in May 2007 and were amended in February 2011, September 2011, March 2012 and March 2013.

First Lien Credit Agreement

        On March 31, 2007, Edwards (Cayman Islands II) Limited ("Cayman II") along with Edwards (Cayman Islands I) Limited ("Cayman I") and certain of our subsidiaries entered into a first lien credit agreement, which was amended and restated pursuant to the Amendment and Restatement Agreement dated February 22, 2011 (the "February 2011 amendment") and further amended and restated pursuant to the Amendment and Restatement Agreement dated September 16, 2011 (the "September 2011 amendment"). On March 21, 2012, we entered into the First Amendment to the amendment and restatement agreement (the "March 2012 amendment"). On March 26, 2013, we entered into the Second Amendment to the amendment and restatement agreement (the "March 2013 amendment"). We refer to the amended and restated first lien credit agreement as the First Lien Credit Agreement.

        The February, 2011 amendment, amended and restated the First Lien Agreement to (i) permit prepayment of the Second Lien Credit Agreement debt; (ii) permit prepayment of a dividend to our shareholders; (iii) facilitate redemption of the Vendor Loan Note; and (iv) provide increased operational flexibility following a Qualified IPO (as defined in the First Lien Credit Agreement). Pursuant to the amendment and restatement, additional term loans were made available to Cayman II in the amount of US$280 million, thereby increasing the nominal amount of the First Lien Credit Agreement to US$810 million. On March 26, 2013, we entered into the Second Amendment to the First Lien Agreement (the "March 2013 amendment"). The March 2013 amendment (i) refinanced and replaced the Company's existing credit facilities with a $560 million term loan facility and a $90 million revolving facility which is undrawn, and (ii) extended the maturity date of the term loan facility and the revolving facility to March 31, 2020 and March 31, 2018, respectively. In connection with the March 2013 amendment we repaid $11.5 million of the term loan due in May 2014.

        In the year ended December 31, 2012 we repaid £69.3 million ($109.9 million) of loans under the First Lien Credit Agreement, £55.0 million ($87.0 million) of this repayment under the First Lien Credit Agreement was financed by the issuance of shares in May 2012 as part of the IPO.

        The effective rates of interest on the term loans, taking into account the effect of the interest rate swaps, were, 5.7% 5.2%, and 5.7% for the years ended December 31, 2012, 2011 and 2010, respectively.

        Pursuant to the September 2011 amendment we terminated the Revolving Credit Facility, and entered into the New Revolving Credit Facility which was subsequently amended on March 21, 2012 and on March 26, 2013. Under the New Revolving Credit Facility US$90.0 million of borrowings are available to us. The utilized amount under the Revolving Credit Facility for issuance of letters of credit was rolled over to the New Revolving Credit Facility. The New Revolving Credit Facility expires on March 31, 2018. As of December 31, 2012, US$2.1 million (£1.3 million) in standby letters of credit have been issued against this facility, leaving an undrawn borrowing facility of US$87.9 million (£54.1 million).

        The security package in connection with our First Lien Credit Agreement includes security over ordinary shares, receivables, inventory, intellectual property, real estate, equipment and machinery. Our subsidiaries whose ordinary shares have been pledged include companies in China, Italy, Singapore, Taiwan and Germany. In addition, certain of our subsidiaries including Cayman I, Cayman II, Edwards UKCo2 Ltd, Edwards Limited, Edwards U.S. Holdco Ltd, Edwards Chemical Management Europe Ltd., Edwards Japan Ltd, Edwards High Vacuum International Ltd., Edwards s.r.o., Edwards Korea Ltd. and Edwards Holdco1 Inc. have a floating charge over their assets.

        The term loans are denominated in U.S. Dollars and comprise entirely ABR loans (or Eurocurrency loans at the borrower's request) repayable in installments every three months under a repayment schedule with any outstanding balance repayable, as a result of the March 2013 amendment on March 31, 2020. The New Revolving Credit Facility is available in U.S. Dollars, Euro and Pound Sterling, and is comprised of ABR loans or Eurocurrency loans, at the borrower's request. Pursuant to the March 2013 amendment, the New Revolving Credit Facility expires on March 31, 2018.

        Loans comprising each ABR borrowing bear interest at the ABR plus a margin. Loans comprising each Eurocurrency borrowing bear interest at the relevant Eurocurrency for the interest period in effect for such borrowing plus a margin. As of December 31, 2012, the applicable interest margins for an ABR loan was 3.00% for the term loan and 2.50% for the revolving loan, while the equivalent for the Eurocurrency term and revolving loan was 4.00% and 3.50% respectively. The March 2013 amendment reduced the applicable interest margins on an ABR term loan to 2.50% per year, and an ABR revolving loan to 2.25%, while the Eurocurrency rates reduced to 3.50% for a term loan, and 3.25% for a revolving loan. The margins are based on our "Total Leverage Ratio," which is the ratio of Consolidated Total Debt (as defined in the First Lien Credit Agreement) to adjusted EBITDA (as defined in the First Lien Credit Agreement). Pursuant to the March 2013 amendment, if the Total Leverage Ratio is less than or equal to 1.75, the margins for the ABR term and revolving loans are 2.25% and 2.00%, respectively, and the margins for the Eurocurrency term and revolving loans are

3.25% and 3.00%, respectively. Additionally, borrowings are subject to a LIBOR floor rate of 1.25%. In relation to any unpaid sum that was referable to a facility, with respect to any principal or interest on any loan the rate per year is 2% plus the rate otherwise applicable to the relevant loan or, in the case of any other unpaid sum, 2% plus the rate applicable to the ABR loans.

        Cayman II has the right at any time and from time to time to prepay any borrowings under the First Lien Credit Agreement in whole or in part, without premium or penalty. Cayman II must prepay, within 125 days after the end of each fiscal year commencing with the fiscal year ended December 31, 2012, term loans in an amount equal to 50% of excess cash flow, provided that if the Total Leverage Ratio at the end of such fiscal year is greater than 2.00 to 1.00 but less than or equal to 3.50 to 1.00, such percentage shall be 25.0% and if the Total Leverage Ratio at the end of such fiscal year is less than or equal to 2.00 to 1.00, such percentage shall be 0.0%.

        The obligations of Cayman II are guaranteed by Edwards (Cayman Islands I) Limited, Edwards (Caymans Islands II) Limited, Edwards UKCo2 Limited, Edwards Limited, Edwards US Holdco Limited, Edwards Holdco 1, Inc., Edwards Vacuum, Inc., Edwards Japan Limited, Edwards High Vacuum International Limited, Edwards Vacuum Limited, Edwards, s.r.o. and Edwards Chemical Management Europe Limited. Additionally, the obligations under the First Lien Credit Agreement are secured by various items of security over material assets of certain of our subsidiaries, including certain share charges, granted to the agent in respect of the issued share capital of certain of our subsidiaries. The First Lien Credit Agreement includes mandatory prepayment provisions which are customary for a facility of this type, such as on the sale of substantially all of the assets of Cayman II and any Restricted Subsidiaries (as defined in the First Lien Credit Agreement) or with the proceeds of disposals, insurance proceeds and excess cash flow. Further, it includes restrictions, subject to baskets and exceptions, on the ability of Cayman II and certain restricted subsidiaries of Cayman II to incur financial indebtedness, pay dividends, make disposals, make acquisitions, merge, enter into joint ventures, grant security, make loans and grant guarantees.

        The unamortized fees relating to the term loans are the fees incurred by us to acquire the First Lien Credit Agreement and Second Lien Credit Agreement and are being written down over the life of the loans. The unamortized fees relating to the Second Lien Credit Agreement were written off in February 2011 on the paydown of the debt. A proportion of the £1.0 million of the unamortized loans under the First Lien Credit Agreement was written off in May and December 2012 due to the paydown of debt from the proceeds from the IPO and debt repayments later in the year.

        The First Lien Credit Agreement includes events of default which are customary for a facility of this type, including, among others, non-payment of any principal or interest, breach of a representation, warranty or covenant contained within the First Lien Credit Agreement, insolvency, litigation and cross-default with other indebtedness.

        As of December 31, 2012, Cayman I, Cayman II and our subsidiary parties thereto were in compliance with their respective obligations under the First Lien Credit Agreement.

Third-Party Banking Facilities Outside of the First Lien Syndicate

        We have a number of facilities for our working capital requirements which are renewed annually. The facilities include:

  •
  a foreign exchange contracts and currency options facility with a US$3.0 million unsecured threshold for "marked to market" movements, for trades up to 12 months tenor, granted by an ISDA CSA agreement dated August 15, 2011;

  •
  a bank guarantee facility of US$20.0 million, 50% secured by cash collateral in four incremental tranches; and

  •
  a collective Pounds Sterling net overdraft and multi-currency overdraft facility of a nominal £100, a daylight overdraft for priority payments for an amount up to £12.0 million, Bankers' Automated Clearing Services, or BACS, facilities for weekly limits up to £6.9 million, £6.0 million, £2.0 million and £0.1 million, and a foreign exchange settlement up to a daily limit of US$20.0 million. These were granted by a facility letter dated August 6, 2012 which constituted a renewal of existing facilities.

        Certain of our subsidiaries have also entered into a Euro cash pooling arrangement under which Edwards Vacuum Technology Ireland Limited acts as the agent. This agreement is terminable on five days' notice and the overdraft facilities are repayable on demand. Edwards Limited has given a guarantee in favor of the cash pooling bank and its affiliates in respect of facilities granted to other of our subsidiaries. This guarantee is payable on demand.

        Edwards Limited has entered into a bonds, guarantees and indemnities facility for an amount up to £4.5 million. This facility is repayable on demand.

Eurobond Notes

        As part of our acquisition, Edwards UKCo 2 Limited issued US$615 million in loan notes pursuant to a loan note instrument dated May 31, 2007 (as amended) (the "Eurobond Notes"). The Eurobond Notes are held by Cayman II and bear a yield of LIBOR (subject to a floor of 1.25%) plus 4.2% (which compounds annually). The Eurobond Notes are listed on the Channel Island Stock Exchange.

Finance Leases and Property Mortgages

        We have entered into a number of finance leases, for plant and machinery in South Korea and company cars in Japan. As of December 31, 2012, the amount outstanding under the finance leases is £4.1 million. In addition, manufacturing facilities constructed in the Czech Republic and South Korea, completed in 2011, have been mortgaged, and with total borrowings owed as of December 31, 2012 of £10.8 million.

Bank Guarantees

        We have in place a number of bank guarantees, which, as of December 31, 2012, are valued at £8.9 million, of which £1.3 million are issued under the New Revolving Credit Facility.

Vendor Loan Note

        As part of the agreement to amend and extend the First Lien Credit Agreement, the Vendor Loan Note was repaid on February 24, 2011.

Contractual Obligations

        The following table(1) sets out our contractual obligations as of December 31, 2012:

		Payments Due By Period
	Interest Rate	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years	Total
		(£ in millions)
Term Loans	U.S. LIBOR
	+4.0%	4.3	15.3	336.0	—	355.6
South Korean mortgage	5.8%	—	1.7	2.9	—	4.6
Czech mortgage	5.5%	0.6	1.3	1.5	2.8	6.2
South Korean M/C tools leases	6.2%	0.4	1.8	1.6	—	3.8
Other Finance leases	6.0%	0.1	0.2	—	—	0.3
Operating leases	—	4.3	5.5	3.1	6.9	19.8
Purchase obligations	—	15.4	1.1	—	—	16.5
Other Long Term Liabilities
United Kingdom early retirement benefits	—	0.4	1.1	1.8	62.1	65.4
Warranty	—	10.3	6.6	—	—	16.9
Restructuring and reorganization	—	3.9	0.2	—	—	4.1

Total		39.7	34.8	346.9	71.8	493.2

(1)
The table reflects contractual obligations excluding interest.

Contingent Liabilities and Off-balance Sheet Arrangements

        As of December 31, 2012, we had no off-balance sheet arrangements.

        As of December 31, 2012, 2011 and 2010, we had guarantees of £4.7 million, £12.9 million and £8.9 million, respectively, issued in the ordinary course of business. These are predominantly related to either bank guarantees offered as security until the expiration of the warranty period as stipulated within the sales contract or bank guarantees for customers in return for upfront or staged payments.

        The First Lien Credit Agreement allows for up to US$30.0 million of non-recourse receivables factoring in Japan, and there is a general basket of an additional US$60.0 million which can be used for non-recourse receivables factoring in other jurisdictions, and in Japan if the specific basket is full. We have entered into factoring arrangements in Japan to take advantage of relatively low interest rates and in South Korea as part of financing arrangements with key customers. As these are non-recourse arrangements, we do not retain any collection risk. As of December 31, 2011, we had factoring arrangements without recourse in place with multiple corporations totaling £20.7 million. As of December 31, 2012, this had decreased to £7.8 million, as the corporate risk profile in Japan made non-recourse financing harder to arrange.

Recent Accounting Pronouncements

        There are no IFRSs or IFRS-IC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that would be expected to have a material impact on the Group.

        IFRS 9 'Financial Instruments' addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

        Amendment to IAS 1, 'Financial statement presentation' regards other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in 'other comprehensive income' (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI.

        IAS 19, 'Employee benefits', was amended in June 2011. The amendment included eliminating the option that allowed an entity to defer the recognition of changes in net defined benefit liability and amending some of the disclosure requirements for defined benefit plans and multi-employer plans.

        IFRS 13 'Fair value measurement' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP.

        IFRS 10 'Consolidated financial statements' builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess.

        IFRS 12 'Disclosures of interests in other entities' includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles.

        There are no other IFRSs or IFRS-IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

        For a further discussion of recent accounting pronouncements, see note 2.3 to our consolidated financial statements included elsewhere in this Annual Report.

ITEM 6.    Directors, Senior Management and Employees

Executive Officers and Directors

        Set forth below are the names, ages and positions as of the date of this document, of (i) our chief executive officer and chief financial officer, (ii) Edwards' executive officers who are members of the executive management board and (iii) our directors

Name	Age	Position
Executive Officers:
Jim Gentilcore	60	Chief Executive Officer, Director
David Smith	52	Chief Financial Officer, Director
Sia Abbaszadeh	52	Chief Marketing & Technology Officer
Mike Allison	50	Sales Director
Steve Goldspring	45	Global Service Director
Sue Rabbett	42	Global Human Resources Partner
Adam Ramsay	44	Legal Director
Chris Shepherd	48	Group HR Director
Ian Stones	41	Technology Director
Mike Wilson	55	Global Customer Value Chain Director
John Woodburn	52	Operations Director
Non-Employee Directors:
Nick Rose	55	Chairman
Dominique Fournier	62	Director
John Lewis	48	Director
Rick Medlock	53	Director
Robert McGuire	48	Director
Sir Kevin Smith	58	Director

        The following are biographical summaries, including experience, of those individuals who serve as our executive officers:

        Jim Gentilcore has served as Edwards' Chief Executive Officer since March 2013 prior to which he had been an independent non-executive director on our board of directors since December 2007. He has significant experience in growing technology companies, mergers and acquisitions in the public and private sector and post-merger integration and brings 30 years of technology industry leadership to our board of directors. From January 2009 to March 2011, Mr. Gentilcore was the President, Chief Executive Officer and a director of EPAC Technologies Inc., a leader in supply chain automation for the book publishing industry. Prior to that, he was the Chief Executive Officer of Helix Technology Corporation, and led its strategic merger with Brooks Automation Inc. ("Brooks") in 2005, where he continued as Chief Operating Officer of the combined company. After the integration of Brooks and Helix Technology Corporation, he led the Company's acquisition of Synetics Solutions Inc., a U.S. subsidiary of a large Japanese Automation company and then spearheaded a Japanese based joint venture with that company. His global experience includes several Asian based joint ventures and acquisitions and many U.S. based technology acquisitions. Mr. Gentilcore holds an M.B.A. from Lehigh University and a B.Sc. in Engineering from Drexel University.

        David Smith has been Edwards' Chief Financial Officer since July 2010 and has served on our board of directors since July 2010. Mr. Smith worked for over 25 years in the automotive industry at Ford and Jaguar Land Rover. He was a key member of the management team that transformed Jaguar Land Rover into a global premium automotive company. In his last two years as Chief Executive Officer, he led the Company through a challenging transition from Ford to Tata Motors Ltd. ownership. Prior to his Jaguar Land Rover Chief Executive Officer role, he was the Senior Finance Executive for

Ford in Europe as well as a director of Volvo Car Corporation and Aston Martin Lagonda Ltd. Before that, Mr. Smith was the Chief Financial Officer of Jaguar Land Rover. During his career he worked for Ford in the United Kingdom, Switzerland, the United States and Turkey. He also worked on many projects in Asia. Mr. Smith holds an M.A. in Economics from Cambridge University and an M.B.A. from Warwick University. He is a member of the Chartered Institute of Management Accountants and is a Fellow for the Royal Society for Arts. He is also a Hon D.Sc. from Aston University, a non-executive director of Motability Operations Group plc and a Trustee of the British Motor Industry Heritage Trust.

        Sia Abbaszadeh has served as Edwards' Chief Marketing and Technology Officer since June 2010. Mr. Abbaszadeh joined us in November 1989 to lead new product development programs in Semiconductor vacuum pumping. He has subsequently built a broad base of new product introduction capability for all the product and application sectors within Edwards. His responsibilities have included delivery of strategic growth plans by leading new product and technology development for the Semiconductor, FPD and Emerging Technologies market sectors. Recent responsibilities have included leading our Solar PV business growth program and doubling our footprint within the sector. Mr. Abbaszadeh holds a Post Graduate Diploma in Non Destructive Testing from Brunel University and an M.Sc. in Project Management from Brighton University.

        Mike Allison has served as Edwards' Sales Director since March 2008. Mr. Allison currently holds an advisory board position with the European Semiconductor Manufacturers' Association and prior to joining us, Mr. Allison was with KLA-Tencor Corporation since 1988, a leading equipment maker within the Semiconductor industry where he held various positions such as the Executive V.P. of Global Services, General Manager of European Sales, Technical Director and various sales and marketing positions. Mr. Allison graduated with an Hons. Degree in Electrical and Electronic Engineering from the University of Glasgow.

        Steve Goldspring joined Edwards in February 2012 as Global Service Director responsible for delivering our service strategy. Prior to joining Edwards, Mr. Goldspring worked for more than 27 years at Honeywell Limited in a number of different international roles, including leadership of both its Asia Pacific and Europe, Middle East, Africa and India Service businesses. Mr. Goldspring has a Master of Business and Technology from the University of New South Wales.

        Sue Rabbett has served as Edwards' Global Human Resources Partner since January 2010. Ms. Rabbett joined us in 2000 and has also served as our Human Resources Partner Europe and Human Resources Partner Enabling and Semi. Prior to joining us, Ms. Rabbett had seven years experience working in generalist human resources roles at the Co-operative Society and for British Airports Authority at Heathrow and Gatwick Airports. Ms. Rabbett holds a degree in Home Economics and Food Science from the University of Wales.

        Adam Ramsay has served as Edwards' Legal Director since January 2010 and, after joining us in February 2008, served as our Senior Legal Adviser. From October 2007 to February 2008, Mr. Ramsay performed legal consultancy work and from April 2007 to October 2007, he pursued personal interests. Prior to that, Mr. Ramsay was Group Solicitor at MITIE Group PLC ("MITIE") from September 2004 to April 2007, and specialized in M&A activity and MITIE's management equity scheme. During his career, Mr. Ramsay's main practice areas have been general corporate activity, corporate finance, M&A, general commercial and employment law. Mr. Ramsay previously worked for BG Group Plc, Babcock International Group Plc and Siemens Plc. Mr. Ramsay holds a LLB (Hons.) degree from University College London, and qualified as a solicitor in 1995.

        Chris Shepherd has served as Edwards' Group HR Director since May 2012 and is globally responsible for delivering our people and organizational strategy. Prior to joining us, Mr. Shepherd worked for more than 22 years at Mars Incorporated in a number of different international roles in Europe, Singapore and China, including Vice President Human Resources for Mars Chocolate in

continental Europe. Mr. Shepherd has a Master Degree in Mechanical Engineering from the University of Liverpool.

        Ian Stones has served as Edwards' Technology Director since July 2010, where he is globally responsible for pump and abatement technology, new product introduction and technical support functions. Mr. Stones joined us in 1993 as a part of the Core Technology Group, where his responsibilities included the development of new pump and sensor technologies and analytical predication and optimization tools, many of which are still used widely across a broad product range. He also developed strategic plans to ensure the successful adoption and integration of new technologies. Mr. Stones holds a degree in Mechanical Engineering from Warwick University.

        Mike Wilson has served as Edwards' Global Customer Value Chain Director since November 2011, and prior to that time, he served as Global Supply Chain Director since January 2010. Mr. Wilson has 25 years experience developing and implementing manufacturing and supply chain operations. Prior to joining us, Mr. Wilson was an owner and director of AMSK Ltd from December 2003 to January 2010. Mr. Wilson was also Chief Executive Officer at Madge Connect at Madge Networks from 1997 to 2000 and founded Red-M Wireless Limited, where he was also Chief Executive Officer from 2000 to 2003. Mr. Wilson holds a B.Eng from Limerick University and an M.Sc. from Trinity College Dublin.

        John Woodburn was appointed as Edwards' Operations Director in February 2013. Prior to joining us, Mr. Woodburn worked for Volex, a global manufacturer of high-quality electrical and optical connection solutions with end uses including iPads, iPods, and flat panel televisions. Whilst at Volex he had overall responsibility for operations and supply chain across its ten manufacturing units worldwide. Prior to Volex, he spent eight years at the electronics manufacturing services provider, Jabil, ultimately responsible for worldwide operations for their newly created Consumer Division where his role included developing a significant manufacturing capability across Asia. He has over 30 years manufacturing experience with leading technical and engineering businesses, having spent his early career at Lucas Industries and Motorola. Mr. Woodburn was also Senior Industrial Research Fellow at Cambridge University and holds an M.B.A. and a B.Sc. in Electrical & Electronic Engineering.

        The following are biographical summaries, including experience, of those individuals who serve on our board of directors:

        Nick Rose has served as Chairman of Edwards' board of directors since appointment in March 2011. Mr. Rose is currently senior independent director of BAE Systems plc, chairman of Williams Grand Prix Holdings PLC and a non-executive director of BT plc. From 1999 to 2010, Mr. Rose served as Chief Financial Officer of Diageo plc, the world's leading premium drinks business and along with his duties as Chief Financial Officer was responsible for global supply, global procurement, group strategy and global information systems. His previous experience includes serving as Group Treasurer and director of Grand Metropolitan P.L.C. as well as 11 years as an employee of Ford Finance. Previous non-executive roles have included Moet Hennessy SNC and Scottish Power plc. During his tenure at Diageo plc, Mr. Rose was a member of the main committee of the 100 Group of Chief Financial Officers and is a founding patron of SITraN (The Sheffield Institute for Translational Neuroscience). Mr. Rose graduated from Oxford University in 1980 with an M.A. in Chemistry.

        Dominique Fournier has served on Edwards' board of directors since September 2012. He is an Executive Advisor to CCMP Capital Advisors (UK) II Limited, the London affiliate of CCMP Capital Advisors, LLC, a US private equity firm. Affiliates of CCMP are investors in Edwards. Mr. Fournier has more than 35 years of leadership and international operating experience in the chemical industry, most recently serving as CEO of Infineum International Limited between 2005 and 2011, a world class formulator, manufacturer and marketer of lubricant and fuel additives. Prior to this, Mr. Fournier spent over 28 years at ExxonMobil, where he held multiple senior leadership positions, including AIB Vice President of ExxonMobil Chemical from 1998 to 2004. Mr. Fournier has been a director of NYSE listed Kraton Performance Polymers, Inc. since February 2012. Mr. Fournier has a mechanical engineering degree from l'Ecole des Mines de Sait-Etienne, France.

        John Lewis has served on Edwards' board of directors since May 2007. He is currently a Partner and the Chief Executive Officer of Unitas, which he joined in 1999. Prior to that, Mr. Lewis was at Chase Capital Partners in Asia and New York. He is currently on the boards of AITS Cayman Limited, Exego Group Pty Ltd, Hyva Group and Sensata Technologies N.V. Mr. Lewis holds a B.A. phi beta kappa from the University of Virginia and an M.A. from the Johns Hopkins University School of Advanced International Studies.

        Rick Medlock has served on Edwards' board of directors since September 2012. Mr. Medlock has been Chief Financial Officer at Inmarsat plc, the London Stock Exchange listed mobile satellite communications company, since September 2004. Prior to joining Inmarsat, Mr. Medlock spent eight years as Chief Financial Officer of NDS Group plc, a provider of digital technology solutions which was listed on NASDAQ and Euronext. Mr. Medlock is chairman of Momondo Group Limited, an online travel, media and technology company. Mr. Medlock is a Fellow of the Institute of Chartered Accountants of England and Wales and holds an MA in Economics from Cambridge University.

        Robert McGuire has served on Edwards' board of directors since September 2012. Mr. McGuire is a Managing Director of CCMP Capital Advisors (UK) II Limited, the London affiliate of CCMP Capital Advisors, LLC, a US private equity firm, and is a member of CCMP's Investment Committee. Affiliates of CCMP are investors in Edwards. Mr. McGuire focuses on making investments in the industrial, services and energy sectors. Prior to joining CCMP in 2010, Mr. McGuire was a Vice Chairman of JPMorgan Cazenove, where he was responsible for senior client relationships with numerous UK based companies, with a focus on those in the energy sector.

        From 2005 to 2008, Mr. McGuire served as JP Morgan Cazenove's co-head of Corporate Finance and then head of Corporates where he was responsible for integrating the corporate finance groups of JPMorgan and Cazenove in their 2005 joint venture and was a member of the firm's executive committee. From 2002 to 2005, Mr. McGuire was head of UK Investment Banking for JPMorgan where he restructured the team and initiated a review of strategic options in the UK. From 2000 to 2002, he served as head of JPMorgan's European energy team. Prior to joining JPMorgan, Mr. McGuire was at Goldman, Sachs & Co., ultimately serving as head of the firm's European energy and power team. Mr. McGuire serves on the board of directors of Volotea S.L. Mr. McGuire holds a BA from Boston College and an MBA from Harvard Business School.

        Sir Kevin Smith has served on Edwards' board of directors since March 2012 and is a Partner of Unitas. Prior to joining Unitas in February 2012, Sir Kevin was the Chief Executive Officer of GKN plc ("GKN"), a FTSE100 listed global engineering and manufacturing Company which he joined in 1999. Before GKN, Sir Kevin spent close to 20 years at British Aerospace Defense Limited (now BAE Systems plc) where he rose through the ranks in commercial and operating capacities, serving lastly as Group Managing Director for New Business. He has been a member of the board of large public companies including Saab AB and Scottish and Southern Energy plc and a number of industrial joint-ventures including Panavia Gmbh, Eurofighter Gmbh and SEPECA, as well as served as the chairman of the Matra BAe Dynamics and AgustaWestland NV boards. Sir Kevin's other board and advisory engagements have included the U.K. Government Communications Headquarters, the U.K. Ministerial Subcommittee on Smart Procurement and the Industrial Co-Chair of the Government Manufacturing Forum. He was knighted in 2006 for his services to industry and currently serves as a British Ambassador for Business and is a member of the U.K. government's business advisory group, The Asia Task Force. Sir Kevin holds a B.A. (Honors) from the University of Central Lancashire and an honorary Doctorate from Cranfield University and is a Fellow of the University of Central Lancashire, the Royal Aeronautical Society and the Chartered Institute of Management.

Board Composition

        Our business and affairs are managed under the direction of our board of directors. Our board of directors currently consists of eight members.

        Our second amended and restated articles of association provide that, unless otherwise determined by an ordinary resolution of our shareholders, our board of directors will consist of a number of directors not less than two and not more than fifteen. Subject to any other special rights applicable to the shareholders, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors. Additionally, on May 16, 2012, we entered into a new shareholders' agreement (the "Shareholders' Agreement") with certain of our existing shareholders at that time, each of whom was previously a shareholder of Edwards Group plc. Under the Shareholders' Agreement, each Principal Shareholder has the right to appoint (i) two directors to our board of directors for so long as each owns at least ten percent (10%) of our outstanding ordinary shares; and (ii) one director each for so long as each holds at least five percent (5%) of our outstanding ordinary shares. See "Item 7. Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transactions—Shareholders' Agreement." Robert McGuire, Dominique Fournier, John Lewis and Sir Kevin Smith serve on our board of directors pursuant to the Shareholders' Agreement.

Corporate Governance Practices

        In general, under NASDAQ rules, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance requirements of NASDAQ. A foreign private issuer with a U.S. listing on NASDAQ that follows home country corporate governance practices must disclose in its Form 20-F or on its website, each requirement that it does not follow and must describe the home country practices it follows in lieu of such requirements. We currently rely, and will continue to rely, on the foreign private issuer exemption with respect to the following rules:

  •
  NASDAQ Rule 5605(b), which requires that independent directors comprise a majority of a Company's board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of our board of directors;

  •
  NASDAQ Rule 5620(a), which requires a Company to hold an annual meeting of shareholders no later than one year after the end of a Company's fiscal year-end. As allowed by the laws of the Cayman Islands, we may hold an annual general meeting but are not obliged to do so;

  •
  NASDAQ Rule 5620(b), which requires a Company, for all meetings of shareholders, to solicit proxies and provide proxy statements. As allowed by the laws of the Cayman Islands, while we may solicit proxies and provide proxy statements, we do not intend to adopt any such requirements;

  •
  NASDAQ Rule 5620(c), which requires a minimum quorum for a shareholders meeting of 33 1/3% of the outstanding ordinary shares. As is allowed under our home country practice, our second amended and restated memorandum and articles of association's minimum quorum requirement is that two qualifying persons present at a meeting and entitled to vote on the business to be dealt with are a quorum; and

  •
  NASDAQ Rule 5635, which requires shareholder approval for the issuance of securities: (i) in connection with the acquisition of stock or assets of another Company; (ii) when it would result in a change of control; (iii) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock at a price less than market value. While we may choose to seek shareholder approval of any issuances of securities, we have not adopted any requirements for shareholder approval in our second amended and restated memorandum and articles of association.

        From the date of the IPO on May 11, 2012 until February 11, 2013 we availed ourselves of the "controlled Company" exemption under the NASDAQ corporate governance rules and availed ourselves to the exemptions set out below. However, on February 11, 2013, as a result of an amendment to our Shareholders' Agreement, we ceased to be a "controlled Company" and since that date we have availed ourselves of the foreign private issuer exemption with respect to the following rules:

  •
  NASDAQ Rule 5605(e)(1), which requires that a Company have a nominations committee comprised solely of "independent directors" as defined by NASDAQ. As is allowed under our home country practice, our nomination and corporate governance committee is not comprised entirely of independent directors; and

  •
  NASDAQ Rule 5605(d) & (e), which require that compensation for our executive officers and selection of our director nominees be determined by a majority of independent directors. As is allowed under our home country practice, our nomination and corporate governance committee and remuneration committee are not comprised entirely of independent directors.

        The foreign private issuer exemption does not modify the independence requirements for a NASDAQ-listed Company's audit committee. Between October 1, 2012 and March 1, 2013 all three members of our audit and risk committee were independent directors therefore meeting the requirements of the SEC and NASDAQ. However, upon his appointment as our Chief Executive Officer on March 1, 2013, Jim Gentilcore resigned as a member of our audit and risk committee leaving a vacancy on the committee. We expect to appoint a new independent director to fill this vacancy within the phase-in period provided by the SEC and NASDAQ.

        We otherwise comply with the NASDAQ corporate governance rules.

        If at any time we cease to be a foreign private issuer under the rules of NASDAQ, our board of directors will take all necessary action to comply with NASDAQ corporate governance rules, including appointing a majority of independent directors to our board of directors and establishing certain committees composed entirely of independent directors.

        Due to our intent to continue to follow certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

Board Leadership Structure

        Mr. Rose, a non-employee, serves as Chairman of our board of directors. We support separating the position of Chief Executive Officer and Chairman to allow our Chief Executive Officer to focus on our day-to-day business, while allowing the Chairman to lead our board of directors in its fundamental role of providing advice to, and oversight of, management. Our board of directors recognizes the time, effort and energy that the Chief Executive Officer is required to devote to his position in the current business environment, as well as the commitment required to serve as our Chairman, particularly as our board of directors' oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the non-management directors in the oversight of our Company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors.

        While our second amended and restated articles of association do not require that our Chairman and Chief Executive Officer positions be separate, our board of directors believes that having separate positions and having a non-employee director serve as Chairman is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Family Relationships

        There is no family relationship between any director and any executive officer.

Committees of our Board of Directors

        Our board of directors has established an audit and risk committee, a remuneration committee and a nomination and corporate governance committee. The composition and responsibilities of each committee are described below. Members will serve on these committees until their resignation or until otherwise determined by our board of directors. In the future, our board of directors may establish other committees, as it deems appropriate, to assist with its responsibilities.

Audit and Risk Committee

        Our audit and risk committee currently consists of Messrs. Medlock and Rose. Mr. Medlock is the chairperson of our audit and risk committee.

        Our audit and risk committee has responsibility for, among other things:

  •
  selecting and hiring our independent registered public accounting firm and approving the audit and non-audit services to be performed by our independent registered public accounting firm;

  •
  evaluating the qualifications, performance and independence of our independent registered public accounting firm;

  •
  monitoring the integrity of our financial statements and our compliance with legal and regulatory requirements as they relate to financial statements or accounting matters;

  •
  reviewing the adequacy and effectiveness of our internal control policies and procedures;

  •
  discussing the scope and results of the audit with the independent registered public accounting firm and reviewing with management and the independent registered public accounting firm our interim and year-end operating results; and

  •
  approving related party transactions.

        Our board of directors has affirmatively determined that Messrs. Medlock and Rose meet the definition of "independent directors" under applicable SEC and NASDAQ rules. In addition, our board of directors has determined that both Mr. Medlock and Mr. Rose qualify as an "audit committee financial expert," as such term is defined in the rules and regulations of the SEC.

        Our board of directors has adopted a written charter for our audit and risk committee, which is available on our website at www.edwardsvacuum.com.

Remuneration Committee

        Our remuneration committee currently consists of Messrs. McGuire and Rose, and Sir Kevin Smith. Mr. McGuire is the chairperson of our remuneration committee.

        Our remuneration committee has responsibility for, among other things:

  •
  determining the levels of remuneration for each of the Chief Executive Officer, Chief Financial Officer and the Chairman of our board of directors, however no member of the remuneration committee will participate in decisions relating to his or her remuneration;

  •
  establishing and reviewing the objectives of our management compensation programs and compensation policies;

  •
  reviewing and approving corporate goals and objectives relevant to the remuneration of senior management, including annual and long-term performance goals and objectives;

  •
  evaluating the performance of members of senior management and recommending and monitoring the remuneration of members of senior management; and

  •
  reviewing, approving and recommending the adoption of any equity-based or non-equity based compensation plan for our employees or consultants and administering such plan.

        We intend to continue to avail ourselves of the foreign private issuer exemption under NASDAQ rules, which exempts us from the requirement that we have a remuneration committee composed entirely of independent directors.

Nomination and Corporate Governance Committee

        Our nomination and corporate governance committee consists of Messrs. Rose, McGuire and Lewis. Mr. Rose is the chairperson of our nomination and corporate governance committee.

        Our nomination and corporate governance committee has responsibility for, among other things:

  •
  assisting our board of directors in determining the composition and make up of our board of directors including reviewing the independence of directors;

  •
  periodically reviewing our board of directors' structure and identifying potential candidates to be appointed as directors, as the need may arise;

  •
  periodically reviewing the committee structure of our board of directors and recommending the appointment of directors to committees;

  •
  determining and monitoring our corporate governance guidelines; and

  •
  determining the succession plans for the Chairman and Chief Executive Officer.

        We intend to continue to avail ourselves of the foreign private issuer exemption under NASDAQ rules, which exempts us from the requirement that we have a nomination and corporate governance committee composed entirely of independent directors.

Code of Business Conduct and Ethics

        Our code of business conduct and ethics applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics addresses, among other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, Company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics is available on our website at www.edwardsvacuum.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

Duties of Directors and Conflicts of Interest

        Under Cayman Islands law, our directors have a duty of loyalty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our second amended and restated memorandum and articles of association. In certain limited circumstances, a shareholder has the right to seek damages if a duty owed by our directors is breached.

        Pursuant to our second amended and restated articles of association, a director who is in any way interested in a contract or transaction with the Company will declare the nature of his interest at a meeting of the board of directors. A director may vote in respect of any such contract or transaction notwithstanding that he may be interested therein and if he does so his vote will be counted and he may be counted in the quorum at any meeting of the board of directors at which any such contract or transaction shall come before the meeting for consideration.

Indemnification

        We have customary directors' and officers' indemnity insurance in place for our directors and executive officers. Additionally, we have entered into indemnification agreements with each of our directors and certain officers. See "Certain Relationships and Related Party Transactions—Indemnification of Officers and Directors."

        Cayman Islands law provides that a Company may indemnify its directors and officers as well as its other employees and agents against judgments, fines, amounts paid in settlement and expenses, including attorney's fees, in connection with any negligence, default, breach of duty or breach of trust in relation to us, other than in the case of actual fraud or willful default.

Remuneration

Director and Senior Management Remuneration

        Under the terms of their service agreements, letters of appointment and applicable incentive plans, the aggregate remuneration and benefits paid to our directors and members of our executive management board who served Edwards Group Limited for the year ended December 31, 2012 was £3,841,678. Additional information regarding our directors' remuneration, including our directors' interest in shares, is disclosed in (note 6) to our audited consolidated financial statements included elsewhere in this Annual Report. Edwards operates various defined contribution group personal pension schemes for employees employed in the United Kingdom, the United States, the Czech Republic, China, Israel, Ireland and South Korea, together with an international defined contribution pension scheme, and there are no amounts set aside or accrued by Edwards Group Limited or our other subsidiaries to provide pension, retirement or similar benefits for our directors, executive officers and senior management for the year ended December 31, 2012. Remuneration and benefits paid, set aside or accrued in currencies other than sterling were converted using exchange rates as of December 31, 2012.

        Nick Rose is entitled to receive an annual fee of £250,000. His appointment as our Chairman was effective as of March 24, 2011 and is terminable by either party upon three months written notice or at any time in accordance with the second amended and restated articles of association of Edwards Group Limited. His letter of appointment states that his appointment is expected to last at least three years. We have the ability to terminate his appointment by the payment of a cash sum in lieu of notice equal to the fee payable for any unexpired portion of the notice period. Mr. Rose is provided with office accommodation and secretarial support. He is subject to non-compete and non-solicitation of employees restrictions for the duration of the appointment and for the 12 months after its termination.

        As Chairman, on May 10, 2012 in connection with the IPO, we granted Mr. Rose options to purchase 80,000 ordinary shares pursuant to the Equity Incentive Plan, at the initial public offering price of US$8.00 per share. These options will fully vest on the earlier of (i) the fourth anniversary of the date of grant and (ii) the occurrence of a Change of Control, as defined in the Equity Incentive Plan, so long as Mr. Rose is a member of our board of directors at such time. In addition, Mr. Rose purchased 62,500 ADSs on May 17, 2012 at the initial public offering price of US$8.00 per share. Mr. Rose has purchased a further 35,000 ADSs at US$6.47 on December 10, 2012 and 1,150 ADSs at US$6.50 on December 14, 2012.

        Sir Kevin Smith is entitled to receive an annual fee of US$120,000 with effect from September 1, 2012. His appointment as a non-independent non-executive director was effective as of March 21, 2012 and is terminable by either party upon written notice or in accordance with the Shareholders' Agreement. His letter of appointment states that his appointment is expected to last at least three years.

        Dominique Fournier was appointed as a non-independent non-executive director with effect from September 1, 2012 and is entitled to receive an annual fee of US$120,000. His appointment is expected to last three years as stated in his letter of appointment and is terminable by either party upon written notice or in accordance with the Shareholders' Agreement.

        Rick Medlock was appointed as an independent non-executive director on September 1, 2012 and as Chairman of our audit and risk committee on October 1, 2012. He receives an annual fee of £77,000 due to his position as a Board member and £13,000 per annum for his responsibilities as Chairman of our audit and risk committee. His appointment is expected to last three years as stated in his letter of appointment and is terminable by either party on written notice.

        Except as discussed above, the Chairman and the directors are entitled to reimbursement of reasonable expenses. The directors, except for Messrs. Gentilcore and D. Smith, are not entitled to receive any remuneration on termination of their appointment and are not entitled to participate in share, bonus or pension schemes. The exception being Mr. Rose who is entitled to receive remuneration on termination of his appointment if he does not serve a three month notice period. We have customary directors' and officers' indemnity insurance in place in respect of the Chairman and the directors and we have entered in to third-party indemnity agreements with the Chairman and directors. See "Item 7. Major Shareholders and Related Party Transactions—Certain Relationships and Related Party Transactions—Indemnification of Officers and Directors" included elsewhere in this Annual Report for further information. The Chairman and the directors are subject to confidentiality undertakings without termination periods.

        The following table sets out the number of Equity Incentive Options and Sharesave Options held by (a) each of our directors; and (b) each member of senior management as of March 31, 2013.

	Equity Incentive Options					Sharesave Options
Name	Number	Exercise price per share		Date of Grant	Expiration Date	Number	Exercise price per share	Date of Grant	Expiration Date
Directors and Executive Officers:
Sia Abbaszadeh	5,692	US$	8.46	16 May 2012	16 May 2022	—	—	—	—
	58,308	US$	8.00	10 May 2012	10 May 2022
Mike Allison	5,692	US$	8.46	16 May 2012	16 May 2022	1,994	£3.61	4 Oct 2012	1 May 2016
	58,308	US$	8.00	10 May 2012	10 May 2022
Dominique Fournier	—		—	—	—	—	—	—	—
Jim Gentilcore	300,000	US$	7.17	28 Feb 2013	28 Feb 2023	—	—	—	—
Steve Goldspring	5,692	US$	8.46	16 May 2012	16 May 2022	—	—	—	—
	58,308	US$	8.00	10 May 2012	10 May 2022
John Lewis	—		—	—	—	—	—	—	—
Robert McGuire	—		—	—	—	—	—	—	—
Rick Medlock	—		—	—	—	—	—	—	—
Sue Rabbett	5,692	US$	8.46	16 May 2012	16 May 2022	997	£3.61	4 Oct 2012	1 May 2016
	10,308	US$	8.00	10 May 2012	10 May 2022
Adam Ramsay	5,692	US$	8.46	16 May 2012	16 May 2022	1,994	£3.61	4 Oct 2012	1 May 2016
	10,308	US$	8.00	10 May 2012	10 May 2022
Nick Rose	80,000	US$	8.00	10 May 2012	10 May 2022	—	—	—	—
Chris Shepherd	5,692	US$	8.46	16 May 2012	16 May 2022	1,994	£3.61	4 Oct 2012	1 May 2016
	58,308	US$	8.00	10 May 2012	10 May 2022
Sir Kevin Smith	—		—	—	—	—	—	—	—
David Smith	5,692	US$	8.46	16 May 2012	16 May 2022	1,994	£3.61	4 Oct 2012	1 May 2016
	109,308	US$	8.00	10 May 2012	10 May 2022
Ian Stones	5,692	US$	8.46	16 May 2012	16 May 2022	—	—	—	—
	10,308	US$	8.00	10 May 2012	10 May 2022
John Woodburn	—		—	—	—	—	—	—	—
Michael Wilson	5,692	US$	8.46	16 May 2012	16 May 2022	1,994	£3.61	4 Oct 2012	1 May 2016
	10,308	US$	8.00	10 May 2012	10 May 2022

        On March 1, 2013, the Board of Directors accepted the resignation of Matthew Taylor, our former Chief Executive Officer and entered into a compromise agreement with Mr. Taylor. Pursuant to his compromise agreement, Mr. Taylor was permitted to retain his options to purchase 100,000 ordinary shares that would otherwise have lapsed upon his departure from the Company. In addition, in accordance with Mr. Taylor's employment agreement, Mr. Taylor received £525,775 in compensation upon his departure from the Company.

Employment Agreements

        Jim Gentilcore, our Chief Executive Officer, receives a salary of £432,600 per year. He currently participates in the Edwards Group Limited bonus scheme (as described herein). He is also eligible for private health insurance for himself and his spouse, life assurance, permanent health insurance and disability insurance. We do not contribute to a personal pension scheme on his behalf, instead he will be paid a net monthly allowance of £4,000 upon entering a lease for a residence in the United Kingdom. His employment agreement is effective for 12 months from March 1, 2013 and extendable by mutual agreement. We have the ability to terminate the agreement by the payment of a cash sum in lieu of notice equal to (i) his salary for such notice period had notice been given; (ii) either the cost to us of providing his benefits (excluding bonus (other than in respect of the period during which he is actually employed)) or a cash sum equal to 20% of his basic salary for any unexpired portion of the notice period and (iii) a bonus amount in like manner to executives still employed (pro-rated to account for time when he was still employed). The payment in lieu of notice can, at our discretion, be paid as a lump sum or in equal monthly installments over the notice period. There is a mechanism in the agreement to reduce the payment if he commences alternative employment paying more than £20,000 per year. Where we elect to make a payment in lieu of notice, he is required to use reasonable endeavors to find alternative paid employment.

        On February 28, 2013, we granted Mr. Gentilcore options to purchase 300,000 ordinary shares pursuant to the Equity Incentive Plan as described herein, at US$7.17 per share. These options will vest in equal installments on the first and third anniversaries of the date of grant so long as Mr. Gentilcore is a member of our board of directors or our Chief Executive Officer at such time.

        David Smith, our Chief Financial Officer, receives a salary of £353,496 per year. He currently participates in the Edwards Group Limited bonus scheme. He is also eligible for private health insurance for himself and his spouse, life assurance, permanent health insurance and disability insurance. He is also paid a cash allowance in lieu of a pension contribution equal to 10% of his annual salary, which is paid in monthly installments. His employment agreement is terminable by either party on 12 months' notice. We have the ability to terminate the agreement by the payment of a cash sum in lieu of notice equal to (i) his salary for such notice period had notice been given; (ii) either the cost to us of providing his benefits (including pension but excluding bonus (other than in respect of the period during which he is actually employed)) or a cash sum equal to 20% of his basic salary for any unexpired portion of the notice period and (iii) a bonus amount in like manner to executives still employed (pro-rated to account for time when he was still employed). The payment in lieu of notice can, at our discretion, be paid as a lump sum or in equal monthly installments over the notice period. There is a mechanism in the agreement to reduce the payment if he commences alternative employment paying more than £20,000 per year. Where we elect to make a payment in lieu of notice, he is required to use reasonable endeavors to find alternative paid employment.

        As Chief Financial Officer, on May 10, 2012, we granted Mr. Smith options to purchase 109,308 ordinary shares pursuant to the Equity Incentive Plan as described herein, at the initial public offering price of US$8.00 per share. On May 16, 2012, we granted Mr. Smith options to purchase 5,692 ordinary shares pursuant to the Equity Incentive Plan at US$8.46 per share. These options will fully vest on the third anniversary of the date of grant so long as Mr. Smith is a member of our board of directors or our Chief Financial Officer at such time.

        Additionally, Edwards Group Limited has entered into employment agreements with each member of our executive management board.

Executive Officer Bonus Plan

        Mr. Gentilcore and Mr. D. Smith will participate in an annual cash bonus scheme in 2013 which provides, at the discretion of our board of directors, for an on-target bonus opportunity of 70% of salary (and maximum bonus opportunity of 105% of salary). The scheme is based, as to 80% of the potential maximum, on the achievement of three financial performance targets: adjusted EBITDA, adjusted EBITDA margin and management operating cash flow; 20% of the potential maximum is based on individual performance. Mr. Gentilcore and Mr. D. Smith may also participate in our Equity Incentive Plan and Sharesave Plan, each of which is discussed below.

        The other members of the executive management board will participate in a cash bonus scheme in 2013 with an on-target bonus opportunity of 60% of salary (and maximum bonus opportunity of 90% of salary). The scheme is based, as to 80% of the potential maximum, on the achievement of EBITDA margin, with 40% available with respect to the first half year performance and 40% available with respect to the second half year performance, with any payment being made in the second month after the end of the half year. The balancing 20% of the potential maximum is based on individual performance (as agreed between the executive officer and the remuneration committee at the start of the financial year), which will be assessed following the end of the year. The remuneration committee has determined that this bonus scheme for the other members of the executive management board, which is based on the bonus scheme operated throughout the Company, is appropriate because it places a strong focus on repeated achievement of EBITDA margin goals throughout the financial year, while providing an additional reward based on individual performance. Payments under the scheme are discretionary, subject to the potential maximum targets discussed above, and a different bonus scheme could be adopted by the remuneration committee in a future year.

Employees and Labor Relations

        As of December 31, 2012, we had over 3,300 full-time employees and over 500 temporary employees operating in approximately 30 countries worldwide. Additional information regarding the average number of employees for each of the years ended December 31, 2012, 2011 and 2010 is disclosed in note 7 to our audited consolidated financial statements included elsewhere in this document.

        All U.K. sites, except Bolton, Burgess Hill, Clevedon and Crawley, are subject to agreements with trade unions, which stipulate that wage agreements are to be negotiated annually, and approximately 70 employees in the United Kingdom operate under a collective bargaining agreement. In continental Europe, our employees operate under a collective bargaining agreement in France and the Czech Republic. Our employees operate under a collective bargaining agreement in China. There are no unionized employees in the Americas. We have historically had good relations with our employees. There have been no material labor strikes in the past 20 years and as of December 31, 2012, 32% of our full-time employees had been with us for over ten years.

Share Ownership Policy

        We have established a share ownership policy for certain of our executive officers under which the amount of ordinary shares each executive officer will be targeted to own, which is stated as a multiple of the executive officer's base salary, will be as follows: (i) five times for our CEO; (ii) three times for each of our CEO's direct reports and (iii) one times for all other executive officers who held ordinary shares immediately preceding the initial public offering of the Company in May 2012. The equity ownership of our named executive officers is set forth in the beneficial ownership table in "Item 7. Major Shareholders and Related Party Transactions."

Employee Share Schemes

        In May 2012 we adopted the Equity Incentive Plan (the "Equity Plan") and the Edwards Group Sharesave Scheme (the "Sharesave Plan"). We may grant options and other forms of equity-based compensation to employees, directors and consultants of us and our subsidiaries and affiliates under these arrangements.

The Equity Plan

        The Equity Plan is an omnibus equity incentive plan providing for the grant of nonqualified share options, incentive share options, share appreciation rights, restricted shares and other share-based awards (collectively, the "Awards"). The Equity Plan reserves approximately 6.5 million ordinary shares for the issuance of Awards. The grant of Awards in May 2012 utilized 1.25 million ordinary shares out of the total reserved. Unless otherwise determined by the remuneration committee, all ordinary shares issued in respect of any Award granted under the Equity Plan will be received by participants in the form of ADSs. The Equity Plan was adopted in May 2012 and is not subject to the Employee Retirement Income Security Act of 1974, as amended.

        The purposes of the Equity Plan are to assist us and our subsidiaries and affiliates in attracting and retaining employees, directors and consultants and to align their respective interests with shareholders' interests through equity-based compensation. The following is a summary of the material terms of the Equity Plan, but does not include all of the provisions of the Equity Plan.

Administration

        The Equity Plan is administered by the remuneration committee of our board of directors or any other committee designated by our board of directors to administer the Equity Plan. The administrator is empowered to interpret and administer the Equity Plan. Without limiting the generality of the foregoing, the administrator is empowered to select the employees, directors and consultants to whom Awards will be granted, determine the form, amount and other terms and conditions of Awards, clarify, construe or resolve any ambiguity in any provision of the Equity Plan or any Award agreement and adopt such rules and guidelines for administering the Equity Plan as it deems necessary or proper. All actions, interpretations and determinations by the administrator will be final and binding.

Shares Available

        The Equity Plan will reserve the number of our ordinary shares described above, subject to adjustments, for the issuance of Awards. In the event that any outstanding Award expires or is forfeited, cancelled, repurchased or otherwise terminated without the issuance of shares or is otherwise settled for cash, the shares allocable to such Award, to the extent of such forfeiture, cancellation, repurchase, termination or settlement for cash will again be available for issuance. Any shares available for issuance pursuant to a shareholder-approved equity incentive plan sponsored by a Company acquired by us may (following appropriate adjustments to reflect the acquisition) be used for Awards under the Equity Plan, subject to applicable law.

Eligibility for Participation

        Employees, directors and consultants of us and our subsidiaries and affiliates are eligible to participate in the Equity Plan. The selection of participants is within the sole discretion of the administrator.

Types of Awards

        The Equity Plan provides for the grant of nonqualified share options, incentive share options, share appreciation rights, restricted shares and other share-based awards. The administrator determines the terms and conditions of each Award, including the number of shares subject to the Award, the vesting terms and the purchase price. Awards may be made in assumption of or in substitution for awards previously granted by a Company acquired by us or with which we combine.

Award Agreement

        Awards granted under the Equity Plan are evidenced by Award agreements that provide additional terms and conditions associated with the Awards, as determined by the administrator in its discretion. In the event of any conflict between the provisions of the Equity Plan and any such Award agreement, the provisions of the Equity Plan will control.

Options

        An option granted under the Equity Plan permits the holder to purchase from us a stated number of our ordinary shares at an exercise price established by the administrator. Subject to the terms of the Equity Plan, the terms and conditions of any option will be determined by the administrator. Options will be designated as either nonqualified share options or incentive share options, which have different US tax treatment. An option granted as an incentive share option will, to the extent it fails to qualify as an incentive share option, be treated as a nonqualified option. The exercise price of an option may not be less than the fair market value of a share of our ordinary shares on the trading day immediately preceding the date of grant. The term of each option will be determined prior to the date of grant, but may not exceed ten years.

Share Appreciation Rights

        A share appreciation right granted under the Equity Plan entitles the holder to receive, upon its exercise, the excess of the fair market value of a specified number of shares of our ordinary shares on the date of exercise over the grant price of the share appreciation right. Subject to the terms of the Equity Plan, the terms and conditions of any share appreciation right will be determined by the administrator. Payment may be in the form of cash, shares or any combination thereof.

Restricted Shares

        An Award of restricted shares granted under the Equity Plan is a grant of a specified number of our ordinary shares, which are subject to forfeiture upon the occurrence of specified events. Each Award agreement evidencing a restricted share grant will specify the period of restriction, the conditions under which the restricted shares may be forfeited to us and such other provisions as the administrator may determine, subject to the terms of the Equity Plan.

Other Share-Based Awards

        The administrator may grant other Awards of our ordinary shares and Awards that are valued, in whole or in part, by reference to our ordinary shares. Such Awards will be in such form and subject to such terms and conditions as the administrator may determine. The administrator will determine whether such other share-based awards will be settled in cash, shares or any combination thereof.

Awards to Non-U.S. Participants

        The administrator may modify the terms and conditions of any Award granted to a non-U.S. participant to comply with applicable foreign law and establish subplans for non-U.S. participants with modified terms and conditions as may be necessary or advisable. A subplan has been designed such that part of the plan may be approved by HM Revenue and Customs ("HMRC"), so that U.K. resident employees (and any of our U.K. resident executive directors provided that they are required to devote no less than 25 hours per week to the performance of their duties of employment) can be granted options that are capable of attracting favorable tax treatment up to a limit of £30,000 on the market value (calculated on the date of grant) of the ordinary shares available from such unexercised options per individual. Their Awards will be options with an exercise price payable, which will be determined by the administrator before grant, and will not be less than the average middle-market quotation of a share on the trading date preceding the date of grant.

Transferability

        Unless otherwise determined by the administrator, Awards may not be transferred by a participant except in the event of death. Any permitted transfer of the Awards to heirs or legatees of a participant will not be effective unless the administrator has been furnished with written notice thereof and a copy of such evidence as the administrator may deem necessary to establish the validity of the transfer and the acceptance by the transferee of the terms and conditions in the Equity Plan.

        The administrator may impose such transfer restrictions on any shares received in connection with an Award as it may deem advisable or desirable. These restrictions may include a requirement that the participant hold the shares received for a specified period of time or a requirement that a participant represent and warrant in writing that the participant is acquiring the shares for investment and without any present intention to sell or distribute such shares.

Shareholder Rights

        Except as otherwise provided in the applicable Award agreement, a participant has no rights as a shareholder with respect to our ordinary shares covered by any Award until the participant becomes the record holder of such shares and, with respect to awards of restricted shares, the period of restriction lapses.

Adjustment of Awards

        In the event of a corporate event or transaction, in order to prevent dilution or enlargement of participants' rights under the Equity Plan, the administrator will make certain adjustments to Awards, including, in its sole discretion, adjustment of the number and kind of shares that may be issued under the Equity Plan or under particular Awards, the exercise price or purchase price applicable to outstanding Awards, and other value determinations applicable to the Equity Plan or outstanding Awards.

        In the event we experience a change in control or in anticipation of the occurrence of a change in control, the administrator may make adjustments to the terms and conditions of outstanding Awards, including, acceleration of vesting and exercisability of Awards, substitution of Awards with substantially similar Awards and cancellation of Awards for fair value.

Amendment and Termination

        The administrator may amend or terminate the Equity Plan or any Award agreement at any time. However, no amendment or termination is permitted without shareholder approval if such approval is necessary to comply with any tax or regulatory requirement, if such action increases the number of ordinary shares under the Equity Plan, or if such action would result in a material increase of benefits available under the Equity Plan or a change in the eligibility requirements under the Equity Plan. No amendment or termination is permitted without the consent of a participant if such amendment or termination would materially diminish the participant's rights under the Equity Plan or any Award unless the administrator deems such amendment or termination necessary to comply with applicable laws.

        No Awards will be granted after the tenth anniversary of the effective date of the Equity Plan.

The Sharesave Plan

        The Sharesave Plan is an arrangement which permits our employees to purchase our ordinary shares through payroll deductions (or other suitable arrangements requiring a regular contribution from the employee). The Sharesave Plan contains different parts which are designed to comply with the laws of various jurisdictions in which our employees are located, namely: (i) Part A is designed to be approved by HMRC as a savings-related ordinary share option plan for our U.K. employees; (ii) Part B is designed to be an employee share purchase plan within the meaning of Section 423 of the U.S. Internal Revenue Code of 1986, as amended (the "Code") for our U.S. employees; (iii) Part C is designed to meet the requirements which would allow the options to qualify for favorable tax treatment in France; (iv) Part D is an international savings-related ordinary share option plan based on Part A but with modifications for operation in other countries where it is feasible to grant options over ordinary shares; and (v) Part E is a savings-related phantom option plan based on Part D for operation in countries where it is not feasible to grant options over ordinary shares. In each case, the Sharesave Plan would be open to all employees (including our executive officers and senior management) generally, subject to any specific local restrictions and any period of qualifying service set by our remuneration committee.

Savings

        An eligible employee who applies for an option under the Sharesave Plan would agree to make monthly contributions into a savings account for a specified period of time. The length of the savings period and the maximum permitted savings amount will vary in accordance with the rules for obtaining tax favored treatment of the options in France, the United Kingdom and the United States. Ordinary shares may only be acquired under Parts A and B of the Sharesave Plan on the exercise of the options using accrued savings. Participants are permitted to use additional funds to purchase ordinary shares on the exercise of options granted under Parts C, D and E of the Sharesave Plan.

Price

        The remuneration committee shall determine the price payable for each ordinary share under option, and the exercise price may be set at a discount to the market value of the shares. Broadly, the discount cannot exceed twenty percent (20%) at the time that employees are granted, or invited to apply for, an option, subject to specific limits for options which qualify for tax-favored status in France, the U.K. and the US.

Administration

        The Sharesave Plan is administered by the remuneration committee of our board of directors and/or any other committee or organization designated by our board of directors to administer the Sharesave Plan.

Shares Available

        The Sharesave Plan reserves approximately 2.1 million ordinary shares for the grant of options (including notional shares in respect of which a phantom option is granted). The grant completed in October 2012 utilized the 2.1 million ordinary shares reserved. In the event that any outstanding option or phantom option expires or is forfeited, cancelled or otherwise terminated without the issuance of shares or is otherwise settled for cash (except in the case of phantom options), the shares allocable to such option or phantom option, to the extent of such forfeiture, cancellation, termination or settlement for cash will again be available for the grant of options or phantom options.

        It is proposed to seek shareholder approval during 2013 for a further allocation of ordinary shares to be reserved under the Sharesave Plan for the grant of options.

Options

        An option granted under the Sharesave Plan permits the holder to purchase from us a stated number of our ordinary shares at an exercise price established by the administrator. A phantom option granted under the Sharesave Plan permits the holder to a contingent cash payment based on the value of a share. The term of each option and phantom option will be determined prior to the date of grant (taking into account local legal and tax requirements).

Transferability

        Unless otherwise determined by the administrator, options or phantom options may not be transferred by a participant except in the event of death.

Shareholder Rights

        Except as otherwise provided in the applicable option agreement, participants have no rights as a shareholder with respect to ordinary shares covered by any option until the participants become the record holder of such shares.

Adjustment of options

        In the event of a corporate event or transaction, in order to prevent dilution or enlargement of participants' rights under the Sharesave Plan, the administrator may adjust the number and kind of shares that may be issued under the Sharesave Plan or under particular options.

        In the event we experience a change in control, the options and phantom options will become exercisable for the six months following such change of control, after which they will lapse. This is subject to the fact that a Company which obtains control may substitute options and phantom options with substantially similar options and phantom options of its own.

Amendment and Termination

        The administrator may amend or terminate the Sharesave Plan at any time. However, no amendment is permitted without shareholder approval if such amendment would be to the advantage of option holders and eligible employees, and no amendment is permitted without the consent of the holders of 75% of the options if such amendment or termination would materially prejudice the option holders' rights under the Sharesave Plan or any option.

        No options will be granted after the tenth anniversary of the adoption date of the Sharesave Plan (and no options may be granted under Part C more than 76 months after the adoption date).

Purchase of Ordinary Shares by Employees

        Any employee who was U.K. tax resident during any previous acquisitions of our ordinary shares made at the full market value of the ordinary shares at the time of the acquisition completed a s431 election pursuant to Part 7 of the United Kingdom Income Tax (Earnings and Pensions) Act 2003 to ensure that any restrictions, if any, on the ordinary shares would be disregarded for U.K. tax purposes.

Pensions and Post-Retirement Benefits

        Edwards' operates various defined contribution group personal pension schemes for employees employed in the United Kingdom, the United States, the Czech Republic, China, Israel, Ireland and South Korea, together with an international defined contribution pension scheme to which the relevant employer makes contributions which may be based on each employee's level of contributions. Statutory contributions for pensions or retirement are made in other countries in which we operate.

        In the United Kingdom, we make contributions to the Edwards U.K. Pension Plan, a defined contribution pension plan administered by Friends Life Ltd. that is contract-based with defined rates of contribution. A defined contribution pension scheme is a plan under which a Company pays fixed contributions. The plan operates under a salary sacrifice arrangement with pensionable salary defined as basic pay plus other regular elements of pay as defined by us before salary sacrifice is applied.

        Pursuant to the Transfer of Undertakings (Protection of Employment) Regulations 2006, former employees of The BOC Group plc in the United Kingdom transferred to us following our acquisition of the U.K. business from The BOC Group plc in 2007. As a result of this transfer, certain employees in the United Kingdom may retain a right to an enhanced pension in certain circumstances, including on early retirement and redundancy. See "Risk Factors—We may be subject to increased payments in respect of Beckmann liabilities."

        Edwards has a post-retirement benefit scheme with respect to our employees in Japan. Under the scheme, the accrual of pension benefits is calculated on a cash balance basis with a monthly credit equivalent to 7.5% of the employee's base salary plus interest which is credited annually. Upon termination of employment, employees receive all or part of their benefits as a lump sum based on their length of service and whether their termination was voluntary or involuntary. As of December 31,

2012, there were 250 members of the post-retirement scheme in Japan. In South Korea, Edwards operates a post-retirement benefit scheme which employees may elect to join. Those employees that select the post-retirement benefit scheme are entitled to a lump sum paid upon termination, retirement or death based on their final average earnings and length of service. The minimum employer contribution rate as required by law is equivalent to one month's worth of final average earnings for each consecutive year of service in the defined benefit section. As of December 31, 2012, there were 520 members in the post-retirement scheme in South Korea. Edwards' does not operate a defined benefit pension scheme for the benefit of our directors or senior management.

        Edwards' operates a defined benefit pension scheme for employees in the Netherlands (which had seven employee members as of December 31, 2012) and a defined benefit pension scheme for employees in Belgium (which had three employees who were members as of December 31, 2012).

ITEM 7.    Major Shareholders and Related Party Transactions

        The following table sets forth certain information regarding the beneficial ownership of ordinary shares by: (a) each person who is known by us to be the beneficial owner of more than five percent of the outstanding ordinary shares; (b) each of our directors; (c) each member of senior management; and (d) all of our senior management and directors as a group as of March 31, 2013.

        See "Item 6. Directors, Senior Management and Employees Remuneration" for more details on options granted to our directors and executive officers.

	Ordinary shares as at March 31, 2013
Name and address of beneficial owner	Number of ordinary shares	Percentage of ordinary shares
Principal shareholders:
BNY (Nominees) Limited(1)	12,746,551	11.30%
CCMP Capital, LLC and Related Funds(2)	47,581,082	42.16%
Unitas Capital Investors (Cayman) Ltd.(3)	47,581,082	42.16%
Directors and Executive Officers:
Sia Abbaszadeh	186,159	*
Mike Allison(4)	248,212	*
Dominique Fournier	—	—
Jim Gentilcore	149,349	*
Steve Goldspring	—	—
John Lewis(5)	—	—
Robert McGuire(2)	47,581,082	—
Rick Medlock	—	—
Sue Rabbett(6)	62,053	*
Adam Ramsay(7)	124,106	*
Nick Rose(8)	98,650	*
Chris Shepherd(8)	5,000	—
Sir Kevin Smith(5)	—	—
David Smith(9)	206,486	*
Ian Stones(10)	87,532	*
John Woodburn	—	—
Mike Wilson(11)	87,532	*
All board of director members and senior management as a group (17 persons)(12)	48,836,161	43.28%

*
Represents beneficial ownership of less than 1% of our outstanding ordinary shares.

(1)
BNY (Nominees) Limited acts as Depositary under the Deposit Agreement dated May 16, 2012 between Edwards Group Limited, The Bank of New York Mellon and the owners and holders of ADRs. Each ordinary share held by BNY (Nominees) Limited represents one American Depositary Share traded on the NASDAQ Global Select Market under the symbol "EVAC". Their holding includes 98,650 ADSs held by Nick Rose and 5,000 ADSs held by Chris Shepherd.

(2)
In the case of CCMP Capital, LLC ("CCMP Capital"), includes 5,596,056 ordinary shares owned by CCMP Capital Investors (Cayman) II, L.P. ("CCMP Cayman") and 41,985,026 ordinary shares owned by CCMP Capital Investors II (AV-3), L.P. ("CCMP Capital Investors" and, together with CCMP Cayman, the "CCMP Capital Funds").

  The general partner of the CCMP Capital Funds is CCMP Capital Associates, L.P. ("CCMP Capital Associates"). The general partner of CCMP Capital Associates is CCMP Capital Associates GP, LLC ("CCMP Capital Associates GP"). CCMP Capital Associates GP is wholly-owned by CCMP Capital. Each of CCMP Capital Associates, CCMP Capital Associates GP and CCMP Capital may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by the CCMP Capital Funds.

  CCMP Capital ultimately exercises voting and dispositive power over the ordinary shares held by the CCMP Capital Funds. Voting and disposition decisions at CCMP Capital with respect to such shares are made by an investment committee, the members of which are Stephen Murray (the President and Chief Executive Officer of CCMP Capital), Greg Brenneman (the Chairman of CCMP Capital) and Robert J. McGuire (Managing Director of CCMP Capital Advisors (UK) II Limited, an affiliate of CCMP Capital), each of whom may be deemed to beneficially own the shares owned by the CCMP Capital Funds. The address of Mr. Murray, Mr. Brenneman and each of the CCMP entities (other than CCMP Cayman and CCMP Capital Investors) is c/o CCMP Capital, LLC, 245 Park Avenue, New York, New York 10167. The address of Mr. McGuire is c/o CCMP Capital Advisors (UK) LLP, Almack House, 28 King Street, London SW1Y 6XA, United Kingdom. The address of CCMP Cayman and CCMP Capital Investors is c/o Intertrust, 190 Elgin Avenue, George Town, Grand Cayman, Cayman Islands.

  Each of Messrs. Murray, Brenneman and McGuire disclaims any beneficial ownership of any shares beneficially owned by the CCMP Capital Funds, except to the extent of their respective pecuniary interest therein.

(3)
Unitas Capital Investors (Cayman) Ltd. is majority owned by Asia Opportunity Fund II, L.P. ("AOF"). The general partner of AOF is Unitas Capital Equity Partners II, L.P. ("Unitas Capital"). The general partner of Unitas Capital is Liu Asia Equity Company II ("Liu Asia Equity"). Liu Asia Equity is wholly-owned by Andrew Liu. Each of AOF, Unitas Capital and Liu Asia Equity may be deemed, pursuant to Rule 13d-3 under the Exchange Act, to beneficially own the shares held by Unitas Capital Investors (Cayman) Ltd.

  Unitas Capital ultimately exercises voting and dispositive power over the ordinary shares held by Unitas Capital Investors (Cayman) Ltd. Voting and disposition decisions at Unitas Capital with respect to such shares are made by an investment committee, the members of which are Jay Lee, John Lewis, Andrew Liu, Anurag Mathur, Ajeet Singh, Sir Kevin Smith, Eugene Suh and Jim Tsao, each of whom may be deemed to beneficially own the shares owned by Unitas Capital Investors (Cayman) Ltd. Each of Messrs. Lee, Lewis, Liu, Mathur, Singh, Smith, Suh and Tsao disclaims any beneficial ownership of any shares beneficially owned by Unitas Capital Investors (Cayman) Ltd., except to the extent of their respective pecuniary interest therein. The address of each of Unitas Capital Investors (Cayman) Ltd. and Unitas Capital is c/o Intertrust, 190 Elgin Avenue, George town, Grand Cayman KY1-9005, Cayman Islands.

(4)
In the case of Mike Allison, includes 124,106 ordinary shares owned by Mr. Allison and 124,106 ordinary shares owned by Caroline Allison.

(5)
John Lewis is a Partner and the Chief Executive Officer of Unitas. Sir Kevin Smith is a Partner of Unitas. Both serve as directors pursuant to the Shareholders' Agreement and are members of a group of persons who exercise voting and disposition decisions over the ordinary shares held by Unitas Capital Investors (Cayman) Ltd. Each of Messrs. Lewis and Smith disclaims any beneficial ownership of any shares beneficially owned by Unitas

  Capital Investors (Cayman) Ltd., except to the extent of their respective pecuniary interest therein. The address of each of Messrs. Lewis and Smith is c/o Unitas Capital, 14th Floor, St. George's Building, 2 Ice House Street, Central, Hong Kong.

(6)
In the case of Sue Rabbett, includes 37,232 ordinary shares owned by Ms. Rabbett and 24,821 ordinary shares owned by Douglas Rabbett-Brown.

(7)
In the case of Adam Ramsay, includes 62,053 ordinary shares owned by Mr. Ramsay and 62,053 ordinary shares owned by Adele Ramsay.

(8)
Nick Rose and Chris Shepherd own ADSs not Ordinary Shares and their holdings are also included in the total held by BNY (Nominees) Limited.

(9)
In the case of David Smith, includes 103,243 ordinary shares owned by Mr. Smith and 103,243 ordinary shares owned by Judith Smith.

(10)
In the case of Ian Stones, includes 43,766 ordinary shares owned by Mr. Stones and 43,766 ordinary shares owned by Leanne Stones.

(11)
In the case of Mike Wilson, includes 43,766 ordinary shares owned by Mr. Wilson and 43,766 ordinary shares owned by Sheila Wilson.

(12)
Includes shares beneficially owned by the CCMP Capital Funds as a result of Mr. McGuire potentially being deemed a beneficial owner of such shares as a consequence of Mr. McGuire being a member a CCMP Capital Investment Committee. See note 2 above.

Shareholders' Agreement

        We entered into the Shareholders' Agreement with certain of our existing shareholders on May 16, 2012. An Amendment and Waiver to the Shareholders' Agreement was executed on February 11, 2013 (the "Amendment and Waiver Agreement"). The Shareholders' Agreement governs certain aspects of our relationship with our Principal Shareholders.

        In particular, the Shareholders' Agreement provides that each Principal Shareholder will have the right to elect (i) two directors to our board of directors for so long as each owns at least ten percent (10%) of our outstanding ordinary shares; and (ii) one director each for so long as each holds at least five percent (5%) of our outstanding ordinary shares.

        The Shareholders' Agreement also provides that for so long as the Principal Shareholders collectively own at least thirty-three and one-third percent (33 1/3%) of our outstanding ordinary shares, their consent will be required for us to consummate certain actions, such as: (i) the acquisition or divestiture of the securities or assets in which the aggregate consideration is in excess of $10,000,000; (ii) the entrance into certain joint venture, investment or similar arrangements in which the value is or for consideration in excess of $10,000,000; (iii) the entrance into certain debt transactions in which the value is or for consideration in excess of $10,000,000; (iv) the appointment or dismissal of our Chief Executive Officer and Chief Financial Officer; (v) the issuance of equity (subject to certain limitations); (vi) the commencement of any liquidation of Edwards Group Limited and certain of its material subsidiaries; and (vii) the changing of the maximum number of directors constituting our board of directors; or (viii) the entering into of any agreement to do any of the foregoing. If such thirty-three and one-third percent (33 1/3%) threshold is satisfied but either Principal Shareholders owns less than ten percent (10%) of our outstanding ordinary shares, such actions will only require the prior written consent of the Principal Shareholder owning ten percent (10%) or more of our outstanding ordinary shares. Under the terms of the Amendment and Waiver Agreement CCMP waived their right to consent to (a) the appointment or dismissal of the chief executive officer and chief financial officer of the Company and (b) changing the maximum number of directors constituting our board of directors.

        The Amendment and Waiver Agreement also removed the agreement of the Principal Shareholders to vote all outstanding ordinary shares held by them together and in a consistent manner on any matter requiring the approval of our shareholders, for so long as the Principal Shareholders own at least fifty percent (50%) of our outstanding ordinary shares.

        Additionally, the Shareholders' Agreement provides for shareholder registration rights, including (i) demand registration rights, which require us to effect the registration of our ordinary shares they hold upon the written request of the Principal Shareholders, subject to certain limitations; (ii) shelf demand registration rights, which require us to effect a shelf registration if it qualifies to do so, upon the written request of either of the Principal Shareholders, subject to certain limitations; and (iii) piggyback rights, which may be exercised by the Principal Shareholders at any time, or by the Management Shareholders (as defined in the Shareholders' Agreement), with some exceptions, at the first underwritten offering of our ordinary shares in which the Principal Shareholders participate as selling shareholders, but only in proportion to the amount of securities to be sold by the Principal Shareholders during each such offering. We are responsible for fees and expenses in connection with the shareholder registration rights, other than underwriters' discounts and brokers' commissions and transfer taxes; if any, relating to any such registration and offering.

        Subject to certain exceptions, the Shareholders' Agreement will terminate at such time as there are no remaining Registrable Securities (as defined in the Shareholders' Agreement). The transfer restrictions relating to the Management Shareholders will terminate immediately following the consummation of the First Secondary Offering (as defined in the Shareholders' Agreement) and the transfer restrictions relating to the Principal Shareholders will terminate at such time as either of the Principal Shareholders no longer continues to own more than five percent (5%) of our ordinary shares.

Corporate Reorganization

        Prior to the IPO, our business was conducted solely through Edwards Group plc and its subsidiaries. On April 5, 2012, and in accordance with and as contemplated by the Scheme of Arrangement relating to our corporate reorganization, the holders of each series of ordinary shares and preference shares of Edwards Group plc had their shares cancelled and shares in the capital of Edwards Group Limited, a newly formed Cayman Islands exempted Company with limited liability, resident in the United Kingdom for tax purposes, having substantially the same rights attaching to them as the shares held in the capital of Edwards Group plc were issued to such holders. The purpose of the Scheme of Arrangement was to reorganize our corporate structure in order to facilitate a listing of the ADSs on NASDAQ.

Indemnification of Officers and Directors

        We have entered into indemnification agreements with each of our directors and some of our executive officers. The indemnification agreements will provide the directors and executive officers with contractual rights to indemnification, expense advancement and reimbursement. However, in accordance with Cayman Islands law, indemnity will be provided in relation to any liability attached to the director or executive officer in connection with any negligence, default, breach of duty or breach of trust in relation to us, other than in the case of actual fraud or willful default, although we may provide and maintain insurance for such director or executive officer against any such liability. There is no pending litigation or proceeding naming any of our directors or officers to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any director or executive officer.

Fiduciary Duties of Directors

        Our directors owe a duty of loyalty, honesty and good faith to the Company. A director must act bona fide in what he or she considers is in the best interest of the Company. A director must exercise the powers that are vested in them for the purpose for which they are conferred and not for a collateral purpose. A director must not place themselves in a position in which there is a conflict between their duty to the Company and their personal interests. However, unlike under Delaware law, the fiduciary duties of directors are not as clearly established under Cayman Islands law.

Anti-money Laundering—Cayman Islands

        In order to comply with legislation or regulations aimed at the prevention of money laundering, we are required to adopt and maintain anti-money laundering procedures, and may require subscribers to provide evidence to verify their identity. Where permitted, and subject to certain conditions, we may also delegate the maintenance of our anti-money laundering procedures (including the acquisition of due diligence information) to a suitable person.

        We reserve the right to request such information as is necessary to verify the identity of a subscriber. In the event of delay or failure on the part of the subscriber in producing any information required for verification purposes, we may refuse to accept the application, in which case any funds received will be returned without interest to the account from which they were originally debited.

        We also reserve the right to refuse to make any redemption payment to a shareholder if our directors or officers suspect or are advised that the payment of redemption proceeds to such shareholder might result in a breach of applicable anti-money laundering or other laws or regulations by any person in any relevant jurisdiction, or if such refusal is considered necessary or appropriate to ensure our compliance with any such laws or regulations in any applicable jurisdiction.

        If any person resident in the Cayman Islands knows or suspects or has reason for knowing or suspecting that another person is engaged in criminal conduct or is involved with terrorism or terrorist property and the information for that knowledge or suspicion came to their attention in the course of their business in the regulated sector, or other trade, profession, business or employment, the person will be required to report such knowledge or suspicion to (i) the Financial Reporting Authority of the Cayman Islands, pursuant to the Proceeds of Crime Law (2008 Revision) if the disclosure relates to criminal conduct or (ii) to a police officer of the rank of constable or higher, or the Financial Reporting Authority, pursuant to the Terrorism Law (2011 Revision) if the disclosure relates to involvement with terrorism or terrorist financing and property. Such a report shall not be treated as a breach of confidence or of any restriction upon the disclosure of information imposed by any enactment or otherwise.

Shareholder Action by Written Consent

        Under the Delaware General Corporation Law, a corporation may eliminate the right of shareholders to act by written consent through amendment to its certificate of incorporation. Cayman Islands law and our second amended and restated articles of association provide that shareholders may approve corporate matters by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals

        Under the Delaware General Corporation Law, a shareholder has the right to put any proposal before the shareholders at the annual meeting, provided that such shareholder complies with the notice provisions in the governing documents. Under the laws of the Cayman Islands, a shareholder can only put a proposal before the shareholders at any general meeting if it is set out in the notice calling the meeting. There is no right to introduce new business at any meeting. A general meeting may be called by the board of directors or any other person authorized to do so in the articles of association, but shareholders may be precluded from calling general meetings.

        Our second amended and restated articles of association allow our shareholders holding not less than 50% of our paid up voting share capital to require us to call a shareholder's meeting. As an exempted Cayman Islands Company, we are not obliged by law to call shareholders' annual general meetings. However, our second amended and restated articles of association require us to call such meetings unless the shareholders by ordinary resolution determine that no annual general meeting is to be held in a particular year or years or indefinitely.

        Under the Delaware General Corporation Law, a corporation is required to set a minimum quorum of one-third of the issued and outstanding shares for a shareholders meeting. Cayman Islands law permits a company's articles to have any quorum. Our second amended and restated articles of association provide that a quorum consists of two qualifying persons, other than for a meeting or action regarding the modification of the rights of any class of shares, present at a meeting and entitled to vote on the business to be dealt with.

Voting for Directors

        Under the Delaware General Corporation Law, unless otherwise specified in the certificate of incorporation or bylaws of the corporation, directors shall be elected by a plurality of the votes of the shares present in person or represented by proxy at the meeting and entitled to vote on the election of directors. Under the laws of the Cayman Islands, directors are appointed by the board of directors or, if provided for in the articles of association, by shareholders pursuant to an ordinary resolution. Our second amended and restated articles of association provide that a vacancy on our board of directors or any additions to the existing board of directors will be filled by the resolution of directors or by ordinary resolution of our shareholders.

Cumulative Voting

        Under the Delaware General Corporation Law, cumulative voting for elections of directors is not permitted unless the corporation's certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits a minority shareholder to cast all the votes to which such shareholder is entitled on a single director, which increases such shareholder's voting power with respect to electing such director. There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our second amended and restated articles of association do not provide for cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

        Under the Delaware General Corporation Law, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, directors can be removed with cause, but only by special resolution of the shareholders polled or by the unanimous written resolution of all shareholders.

Dissolution; Winding up

        Under the Delaware General Corporation Law, unless the board of directors approves the proposal to dissolve, dissolution must be approved by shareholders holding 100% of the total voting power of the corporation. Only if the dissolution is initiated by the board of directors may it be approved by a simple majority of the corporation's outstanding shares. Delaware law allows a Delaware corporation to include in its certificate of incorporation a supermajority voting requirement in connection with dissolutions initiated by the board. Under the Companies Law of the Cayman Islands and our second amended and restated memorandum and articles of association, our company may be, liquidated or wound up and subsequently dissolved by the vote of holders of two-thirds of our shares voting at a meeting or the unanimous written resolution of all shareholders or by an ordinary resolution on the basis that we are unable to pay our debts as they fall due.

Variation of Rights of Shares

        Under the Delaware General Corporation Law, a corporation may vary the rights of a class of shares with the approval of a majority of the outstanding shares of such class, unless the certificate of incorporation provides otherwise. Under our second amended and restated articles of association, if our share capital is divided into more than one class of shares, we may vary the rights attached to any class only with the vote at a separate class meeting of holders of two-thirds of the shares of such class or unanimous written resolution of all shareholders of that class.

Amendment of Governing Documents

        Under the Delaware General Corporation Law, a corporation's governing documents may be amended with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. As permitted by Cayman Islands law, except for certain amendments to the capital structure not affecting a shareholder's economic rights, our second amended and restated memorandum and articles of association may only be amended with a special resolution at a meeting or the unanimous written resolution of all voting shareholders.

Rights of Non-resident or Foreign Shareholders

        There are no limitations imposed by our second amended and restated memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our second amended and restated memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

ITEM 8.    Financial Information

        Consolidated financial statements are set forth under item 18.

ITEM 9.    The Offer and Listing

Listing and Market Information

        Our American Depositary Shares ("ADS") were listed on the NASDAQ Global Select Market ("NASDAQ") on May 11, 2012 under the symbol EVAC. Prior to the listing, no public market existed for our ADSs or our ordinary shares. The table below shows the quoted high and low closing prices in US$ on NASDAQ for our ADS for the periods indicated:

	Price per ADS
	High	Low
	(in US$)
Quarterly
2013
First Quarter	8.57	6.08
2012
Fourth Quarter	7.98	5.42
Third Quarter	8.09	5.86
Second Quarter (5/11–6/30)	8.90	7.05
Monthly
2013
March	8.57	7.01
February	7.55	6.63
January	7.86	6.08
2012
December	7.22	5.42
November	7.35	6.11
October	7.98	5.83
September	7.49	6.03
August	7.98	5.86
July	8.09	6.56
June	8.25	7.08
May (11-31)	8.90	7.05

        We are a Cayman Islands exempted Company with limited liability incorporated on February 10, 2012 and resident in the United Kingdom for tax purposes. Our affairs are governed by our second amended and restated memorandum and articles of association, as amended from time to time, and the Companies Law (2011 Revision) of the Cayman Islands. We listed 12,500,000 ADSs on NASDAQ on May 11, 2012. For more information on our ADSs and ordinary shares see "Item 10. Additional Information".

Sale of Restricted Securities

        At the date of the listing we had 12,500,000 ADSs outstanding representing approximately 11.1% of our issued and outstanding ordinary shares at that date. All of these ADSs listed and the ordinary shares they represent are freely transferable by persons other than our "affiliates" without restriction or further registration under the Securities Act. Sales or perceived sales of substantial amounts of additional ADSs in the public market could adversely affect prevailing market prices of the ADSs. Ordinary shares purchased by one of our "affiliates" may not be resold in the United States, except pursuant to an effective registration statement or an exemption from registration, including an exemption under Rule 144 of the Securities Act described below. All of the ordinary shares held by existing shareholders are "restricted securities," as that term is defined in Rule 144 of the Securities Act. These restricted securities may be sold in the United States only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 of the Securities Act. Since the date of the listing 246,551 ordinary shares have been converted to ADSs and have been subject to these restrictions. These rules are described below.

Lock-Up Arrangements

        In connection with the listing, we, each of our directors, executive officers and shareholders entered into lock-up agreements that restricted transactions including the ADSs or other securities for 180 days after the date of the prospectus, subject to an extension in certain circumstances. The lock-up agreements have now expired following the end of the lock-up period.

        In addition, following the expiration of the lock-up period, certain shareholders have the right, subject to certain conditions, to require us to register the sale of their ordinary shares under federal securities laws. If these shareholders exercise this right, our other existing shareholders may require us to register their registrable securities. By exercising their registration rights, and selling a large number of ADSs, these selling shareholders could cause the prevailing market price of the ADSs to decline.

        Following the expiration of the lock-up periods set forth in the Shareholders' Agreement described herein, all of the ordinary shares that are restricted securities or are held by our affiliates as of the date of the prospectus are eligible for sale in the public market in compliance with Rule 144 under the Securities Act.

Rule 144

        In general, Rule 144 under the Securities Act permits securities that have been acquired by a person who is an affiliate of ours, or has been an affiliate of ours within the past three months, to be sold into the market in an amount that does not exceed, during any three month period, the greater of:

  •
  one percent of the total number of our ordinary shares outstanding, in the form of ADSs or otherwise; or

  •
  the average weekly reported trading volume of our ordinary shares, in the form of ADSs or otherwise, on the exchange on which we are listed at the time during the four calendar weeks prior to the sale.

        Such sales are also subject to specific manner of sale provisions, a six-month holding period requirement, notice requirements and the availability of current public information about us.

        In general, Rule 144 under the Securities Act also provides that a person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has for at least six months beneficially owned securities that are restricted securities, will be entitled to freely sell such securities subject only to the availability of current public information regarding us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned for at least one year our securities that are restricted securities, will be entitled to freely sell such securities under Rule 144 under the Securities Act without regard to the current public information requirements of Rule 144 under the Securities Act.

Registration Rights

        Following the listing, the holders of an aggregate of 100,203,043 of our ordinary shares are entitled to rights with respect to the registration of such ordinary shares under the Securities Act. Registration of these ordinary shares under the Securities Act would result in these ordinary shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of registration, except for ordinary shares purchased by affiliates.

ITEM 10.    Additional Information

A.    Share Capital

        Not applicable.

B.    Memorandum and Articles of Association

        We are a Cayman Islands exempted Company with limited liability resident in the United Kingdom for tax purposes. We have been assigned registration number MC-266201 by the registrar of companies in the Cayman Islands. Our register of shareholders is maintained by Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman KY1-1104, Cayman Islands.

        We incorporate by reference into this Annual Report on Form 20-F the description of our second amended and restated memorandum and articles of association contained in "Description of Share Capital" of our Registration Statement on Form F-1 filed with the SEC on May 10, 2012. Such information is a summary which does not purport to be complete and is qualified in its entirety by reference to our second amended and restated memorandum and articles of association, a copy of which has been filed as Exhibit 3.1 to such Registration Statement.

Share Capital

Share Capital History

        A history of our share capital is as follows:

  •
  On incorporation, our authorized share capital was £30,000 divided into 30,000 ordinary shares of £1 par value each, of which two ordinary shares were issued fully paid ("Subscriber Shares").

  •
  By written resolution of our members dated April 2, 2012, we re-designated and sub-divided the Subscriber Shares as Ordinary Deferred Shares, and replaced our memorandum and articles of association with a new interim memorandum and articles of association to increase our authorized share capital from £30,000 to £413,760.67, to allow for the issuance of 105,954,534 A ordinary shares, par value £0.001 per share (the "A Ordinary Shares"), 1,718,181 B ordinary shares, par value £0.001 per share (the "B Ordinary Shares"), 9,621,819 C ordinary shares, par value £0.001 per share (the "C Ordinary Shares") and 296,464,135 preference shares, par value US$0.001 (the "Preference Shares") to the shareholders of Edwards Group plc as consideration for their shares in Edwards Group plc.

  •
  On May 17, 2012 the following actions were taken in order to effectuate the Corporate Recapitalization: our preference shares (including any accrued unpaid dividend thereon) were converted into (i) 83,402,124 fully paid Ordinary Shares of £0.001 each and (ii) 213,062,011 Ordinary Deferred Shares of £0.001 each;

  •
  Our C Ordinary Shares were converted into (i) 7,854,668 fully paid Ordinary Shares of £0.001 each and (ii) 1,767,151 Ordinary Deferred Shares of £0.001.

  •
  Following bonus issues, the holders of the A Ordinary Shares held 107,220,902 A Ordinary Shares and the holders of the B Ordinary Shares held 2,218,972 B Ordinary Shares.

    Such A Ordinary Shares and B Ordinary Shares were converted into the same numbers of Ordinary Shares of £0.001 each.

  •
  The Ordinary Shares resulting from the conversions of the Preference Shares, A Ordinary Shares, B Ordinary Shares and C Ordinary Shares, as well as the Ordinary Deferred Shares, were consolidated on the basis of one new share for every two existing shares (a reverse stock split).

  •
  All Ordinary Deferred Shares were repurchased by us for an aggregate amount of 1 pence.

Exempted Company

        We are a Cayman Islands exempt Company incorporated with limited liability. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company that is registered in the Cayman Islands but conducts business mainly outside of the Cayman Islands (other than incidental business) may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the exemptions and privileges listed below:

  •
  an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies;

  •
  an exempted company's register of members is not open to inspection;

  •
  an exempted company does not have to hold an annual general meeting;

  •
  an exempted company may issue negotiable or bearer shares or shares with no par value;

  •
  an exempted company may obtain an undertaking against the imposition of any future taxation (such undertakings are usually given for 20 years in the first instance);

  •
  an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands;

  •
  an exempted company may register as a limited duration company; and

  •
  an exempted company may register as a segregated portfolio company.

Description of American Depositary Shares

        The Bank of New York Mellon is our Depositary Bank for our ADSs. Each ADS represents one ordinary share (or a right to receive one ordinary share) deposited with the principal London, United Kingdom office of The Bank of New York Mellon, as custodian for the Depositary. Each ADS also represents any other securities, cash or other property which may be held by the Depositary. The Depositary's corporate trust office at which the ADSs will be administered is located at 101 Barclay Street, New York, New York 10286. The Bank of New York Mellon's principal executive office is located at One Wall Street, New York, New York 10286.

        You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

        The Direct Registration System, or DRS, is a system administered by The Depository Trust Company, also referred to as DTC, pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs.

        As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Cayman Islands law governs shareholder rights. The Depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the Depositary and you, as an ADS holder, and all other persons indirectly holding ADSs sets out ADS holder rights as well as the rights and obligations of the Depositary. New York law governs the deposit agreement and the ADSs.

        The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement which has been filed as an exhibit to this document and the form of ADR, attached thereto.

Dividends and Other Distributions

        The Depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares underlying the ADSs or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

Distribution of Cash

        The Depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares underlying the ADSs into U.S. Dollars if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If in the Depositary's reasonable judgment such conversion or transfer is not possible or if any government approval is needed and cannot be obtained or in the reasonable opinion of the Depositary is not obtainable, or if such approval is not obtained within a reasonable period as determined by the Depositary, the deposit agreement allows the Depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

        Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See "Taxation." The Depositary will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the Depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

Distribution of Ordinary Shares

        The Depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The Depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fractional ADS or ADSs representing these ordinary shares and distribute the net proceeds in the same way as it does with cash. If the Depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The Depositary may sell a portion of the distributed shares sufficient to pay its fees and expenses in connection with that distribution.

Rights to Purchase Additional Ordinary Shares

        If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the Depositary may make these rights available to ADS holders. If the Depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the Depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The Depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

        If the Depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The Depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

        U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the Depositary may deliver restricted Depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

Other Distributions

        The Depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the Depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the Depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The Depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

        The Depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, ordinary shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, ordinary shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

        The Depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

        You may surrender your ADSs at the Depositary's corporate trust office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the Depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the Depositary will deliver the deposited securities at its corporate trust office, if feasible.

        You may surrender your ADR to the Depositary for the purpose of exchanging your ADR for uncertificated ADSs. The Depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Conversely, upon receipt by the Depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the Depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

        ADS holders may instruct the Depositary to vote the number of deposited ordinary shares their ADSs represent. The Depositary will notify ADS holders of shareholders' meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the Depositary how to vote. For instructions to be valid, they must reach the Depositary by a date set by the Depositary.

        Otherwise, you won't be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

        The Depositary will try, as far as practical, subject to the laws of the Cayman Islands and of our amended and restated memorandum and articles of association, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The Depositary will only vote or attempt to vote as instructed.

        We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the Depositary to vote your ordinary shares. In addition, the Depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

        In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Payment of Taxes

        You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The Depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your American Depositary Shares to pay any taxes owed and you will remain liable for any deficiency. If the Depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
Change the nominal or par value of our ordinary shares Reclassify, split up or consolidate any of the deposited securities	The cash, ordinary shares or other securities received by the Depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.
Distribute securities on the ordinary shares that are not distributed to you Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

The Depositary may, and will if we ask it to, distribute some or all of the cash, ordinary shares or other securities it received. It may also deliver new ADRs or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

Amendment and Termination

        We may agree with the Depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the Depositary for registration fees, facsimile costs, delivery charges or similar items, or otherwise prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the Depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

        The Depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The Depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the Depositary told us it wants to resign but a successor Depositary has not been appointed and accepted its appointment.

        After termination, the Depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the Depositary may sell any remaining deposited securities by public or private sale. After that, the Depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro rata benefit of the ADS holders that have not surrendered their ADSs. The Depositary shall be discharged from all obligation under the deposit agreement, except for the net proceeds from such sale and any other cash (after deducting fees and expenses and applicable taxes and governmental charges). It will not invest the money and has no liability for interest. The Depositary's only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the Depositary and to pay fees and expenses of the Depositary that we agreed to pay.

Limitations on Obligations and Liability

        The deposit agreement expressly limits our obligations and the obligations of the Depositary. It also limits our liability and the liability of the Depositary. We and the Depositary:

  •
  are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

  •
  are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

  •
  are not liable if we or it exercises discretion permitted under the deposit agreement;

  •
  are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

  •
  have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

  •
  may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

        In the deposit agreement, we and the Depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

        Before the Depositary will deliver or register a transfer of an ADS, make a distribution on an ADS, or permit withdrawal of ordinary shares, the Depositary may require:

  •
  payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

  •
  satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

  •
  compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

        The Depositary may refuse to deliver ADSs or register transfers of ADSs generally when the transfer books of the Depositary or our transfer books are closed or at any time if the Depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADRs

        ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

  •
  When temporary delays arise because: (i) the Depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders' meeting; or (iii) we are paying a dividend on our ordinary shares underlying the ADSs.

  •
  When you owe money to pay fees, taxes and similar charges.

  •
  When it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

        The deposit agreement permits the Depositary to deliver ADSs before deposit of the underlying ordinary shares. This is called a pre-release of the ADSs. The Depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are cancelled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the Depositary. The Depositary may receive ADSs instead of ordinary shares to close out a pre-release. The Depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the Depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the Depositary considers appropriate; and (3) the Depositary must be able to close out the pre-release on not more than five business days' notice. In addition, the Depositary will limit the number of ADSs that may be outstanding at any time as a result of pre-release, although the Depositary may disregard the limit from time to time, if it thinks it is appropriate to do so.

Direct Registration System

        In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC pursuant to which the Depositary may register the ownership of uncertificated ADSs, which ownership shall be evidenced by periodic statements sent by the Depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the Depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the Depositary of prior authorization from the ADS holder to register that transfer.

        In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the Depositary will not verify, determine or otherwise ascertain that the DTC participant which is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the Depositary's reliance on and compliance with instructions received by the Depositary through the DRS/Profile System and in accordance with the deposit agreement, shall not constitute negligence or bad faith on the part of the Depositary.

Shareholder communications; inspection of register of holders of ADSs

        The Depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities, including any proxy, soliciting material. The Depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

Differences in Corporate Law

        Cayman Islands companies are governed by the Companies Law. The Companies Law is modeled on English Law but does not follow recent English Law statutory enactments, and differs from laws applicable to United States corporations and their shareholders. Set forth below is a summary of some significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the State of Delaware in the United States and their shareholders.

        Mergers and Similar Arrangements.    The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies and any such company may be the surviving entity for the purposes of mergers or the consolidated company for the purposes of consolidations. For these purposes, (a) "merger" means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company and (b) a "consolidation" means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies to the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of each constituent company and such other authorization, if any, as may be specified in such constituent company's articles of association. The plan of merger or consolidation must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a list of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

        In addition, there are statutory provisions that facilitate the reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting, or meetings, convened for that purpose. The convening of the meetings and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. While a dissenting shareholder has the right to express to the court the view that the transaction ought not be approved, the court can be expected to approve the arrangement if it determines that:

  •
  the statutory provisions as to the dual majority vote have been met;

  •
  the shareholders have been fairly represented at the meeting in question and that the meeting was properly constituted; and

  •
  the arrangement is such that a businessman would reasonably approve.

        When a takeover offer is made and accepted by holders of 90% of the shares affected within four months, the offeror may after the expiration of such four months, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith, collusion or inequitable treatment of the shareholders.

        If the arrangement and reconstruction is thus approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

        Shareholder Suits.    In general, we will be the proper plaintiff in any action to protect and enforce our rights and such an action cannot be brought by a minority shareholder on behalf of the Company. However, this does not prevent a shareholder bringing proceedings to protect its individual rights.

In addition, in some circumstances, a minority shareholder may be able to bring a derivative action on behalf of the Company where:

  •
  Those who control the Company are perpetrating a "fraud on the minority";

  •
  The Company is acting or proposing to act illegally or beyond the scope of its authority;

  •
  The act complained of could be effected only if duly authorized by more than the number of votes which have actually been obtained.

        Enforcement of Civil Liabilities.    The Cayman Islands has a less developed body of securities laws as compared to the United States and provides significantly less protection to investors. Additionally, Cayman Islands companies may not have standing to sue before the Federal courts of the United States. Although there is no statutory enforcement in the Cayman Islands of judgments obtained in the United States, the courts of the Cayman Islands will recognize a foreign judgment as the basis for a claim at common law in the Cayman Islands provided such judgment:

  •
  is given by a competent foreign court;

  •
  imposes on the judgment debtor a liability to pay a liquidated sum for which the judgment has been given;

  •
  is final;

  •
  is not in respect of taxes, a fine or a penalty; and

  •
  was not obtained in a manner and is not of a kind the enforcement of which is contrary to the public policy of the Cayman Islands.

        As a result of recent English case law, which will be highly persuasive in the Cayman Islands, the Cayman Islands Courts may also have discretion to enforce judgments obtained in foreign bankruptcy proceedings in other circumstances. This area of law is still developing and remains untested in the Cayman Islands.

C.    Material Contracts

        We have not entered into any material contracts other than in the ordinary course of business and other than those described in "Item 4. Information on the Company" or elsewhere in this Annual Report.

D.    Exchange Controls

        There are no Cayman Islands exchange control regulations that would affect the import or export of capital or the remittance of dividends, interest or other payments to non-resident holders of our shares.

E.    Taxation

Cayman Islands Taxation

        The Government of the Cayman Islands will not, under existing legislation, impose any income, corporate or capital gains tax, estate duty, inheritance tax, gift tax or withholding tax upon the Company or its shareholders. The Cayman Islands are not party to any double taxation treaties.

        We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that, in accordance with section 6 of the Tax Concessions Law (2011 Revision) of the Cayman Islands, until February 21, 2032, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations shall apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall be payable (i) on the shares, debentures or other obligations of the Company or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by the Company to its members or a payment of principal or interest or other sums due under a debenture or other obligation of the Company.

Material U.S. Federal Income Tax Considerations

        For U.S. federal income tax purposes, holders of the ADSs are generally treated as if they hold the underlying ordinary shares represented by the ADSs. Accordingly, no gain or loss will be recognized if a "U.S. Holder" (as defined below) exchanges ADSs for the underlying shares represented by those ADSs. The U.S. Treasury has expressed concern that parties to whom American depositary shares are released before shares are delivered to the depositary ("pre-release"), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the American depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by holders of American depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate holders. Accordingly, the creditability of United Kingdom taxes, and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries.

        Subject to the limitations described below, the following are the material U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to a "U.S. Holder." Non-U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax consequences of the purchase, ownership and disposition of ordinary shares to them. For purposes of this discussion, a "U.S. Holder" means a beneficial owner of ordinary shares that is, for U.S. federal income tax purposes:

  •
  an individual who is a citizen or resident of the United States;

  •
  a corporation (or other entity taxed as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any of its political subdivisions;

  •
  an estate, whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or

  •
  a trust if (i) a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (ii) it has a valid election to be treated as a U.S. person.

        A "non-U.S. Holder" is any individual, corporation, trust or estate that is a beneficial owner of ordinary shares and is not a U.S. Holder.

        This discussion is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), applicable U.S. Treasury Regulations promulgated thereunder, and administrative and judicial decisions as at the date hereof, all of which are subject to change, possibly on a retroactive basis, and any change could affect the continuing accuracy of this discussion.

        This summary does not purport to be a comprehensive description of all of the tax considerations that may be relevant to each person's decision to purchase ordinary shares. This discussion does not address all aspects of U.S. federal income taxation that may be relevant to any particular U.S. Holder based on such holder's particular circumstances. In particular, this discussion considers only U.S. Holders that will own ordinary shares as capital assets within the meaning of section 1221 of the Code and does not address the potential application of U.S. federal alternative minimum tax or the U.S. federal income tax consequences to U.S. Holders that are subject to special treatment, including:

  •
  broker dealers or insurance companies;

  •
  U.S. Holders who have elected mark-to-market accounting;

  •
  tax-exempt organizations or pension funds;

  •
  regulated investment companies, real estate investment trusts, insurance companies, financial institutions or "financial services entities";

  •
  U.S. Holders who hold ordinary shares as part of a "straddle," "hedge," "constructive sale" or "conversion transaction" or other integrated investment;

  •
  U.S. Holders who own or owned, directly, indirectly or by attribution, at least 10% of the voting power of our ordinary shares;

  •
  U.S. Holders whose functional currency is not the U.S. Dollar;

  •
  U.S. Holders who received ordinary shares as compensation;

  •
  U.S. Holders who are otherwise subject to United Kingdom taxation;

  •
  persons holding ordinary shares in connection with a trade or business outside of the United States; and

  •
  certain expatriates or former long-term residents of the United States.

        This discussion does not consider the tax treatment of holders that are partnerships (including entities treated as partnerships for U.S. federal income tax purposes) or other pass-through entities or persons who hold ordinary shares through a partnership or other pass-through entity. In addition, this discussion does not address any aspect of state, local or non-U.S. tax laws, or the possible application of U.S. federal gift or estate tax.

        We believe, and the following discussion assumes, that we are not and will not become a passive foreign investment company for U.S. federal income tax purposes.

        BECAUSE OF THE COMPLEXITY OF THE TAX LAWS AND BECAUSE THE TAX CONSEQUENCES TO ANY PARTICULAR HOLDER OF ORDINARY SHARES MAY BE AFFECTED BY MATTERS NOT DISCUSSED HEREIN, EACH HOLDER OF ORDINARY SHARES IS URGED TO CONSULT WITH ITS TAX ADVISOR WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF THE ACQUISITION AND THE OWNERSHIP AND DISPOSITION OF ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS, AS WELL AS U.S. FEDERAL TAX LAWS AND APPLICABLE TAX TREATIES.

Taxation of Dividends Paid on Ordinary Shares

        Because we do not determine our earnings and profits for U.S. federal income tax purposes, a U.S. Holder will be required to include in gross income as ordinary income the U.S. Dollar amount of any distribution paid on ordinary shares, including the amount of non-U.S. taxes, if any, withheld from the amount paid, on the date the distribution is received. Such distribution generally will not be eligible for the dividends-received deduction generally allowed to U.S. corporations in respect of dividends received from other U.S. corporations.

        Cash distributions paid in a non-U.S. currency will be included in the income of U.S. Holders at a U.S. Dollar amount equal to the spot rate of exchange in effect on the date the dividends are includible in the income of the U.S. Holders, regardless of whether the payment is in fact converted to

U.S. Dollars, and U.S. Holders will have a tax basis in such non-U.S. currency for U.S. federal income tax purposes equal to such U.S. Dollar value. If a U.S. Holder converts a distribution paid in non-U.S. currency into U.S. Dollars on the day the dividend is includible in the income of the U.S. Holder, the U.S. Holder generally should not be required to recognize gain or loss arising from exchange rate fluctuations. If a U.S. Holder subsequently converts the non-U.S. currency, any subsequent gain or loss in respect of such non-U.S. currency arising from exchange rate fluctuations will be U.S.- source ordinary exchange income or loss.

        Dividends we pay to non-corporate U.S. Holders who meet certain eligibility requirements (including holding period requirements) may qualify for a reduced rate of taxation of 20% or lower. A U.S. Holder would not be entitled to the reduced rate unless the holder satisfies certain eligibility requirements. In particular, a U.S. Holder will not be entitled to a reduced rate: (i) if the U.S. Holder has not held our ordinary shares for at least 61 days of the 121-day period beginning on the date which is 60 days before the ex-dividend date; or (ii) to the extent the U.S. Holder is under an obligation to make related payments on substantially similar or related property. Any days during which a U.S. Holder has diminished its risk of loss on our ordinary shares are not counted towards meeting the 61-day holding period. U.S. Holders should consult their own tax advisors on their eligibility for reduced rates of taxation with respect to any dividends paid by us.

        Distributions paid on ordinary shares generally will be foreign-source passive income for U.S. foreign tax credit purposes and will not qualify for the dividends received deduction generally available to corporations. In addition, if 50 percent or more of the voting power or value of our shares is owned, or is treated as owned, by U.S. persons (whether or not the Company is a "controlled foreign corporation" for U.S. federal income tax purposes), the portion of our dividends attributable to income which we derive from sources within the United States (whether or not in connection with a trade or business) would generally be U.S.-source income for foreign tax credit purposes. U.S. Holders would not be able directly to utilize foreign tax credits arising from non-U.S. taxes considered to be imposed upon U.S.-source income.

        U.S. Holders should consult their own tax advisors regarding possible treatment of any dividends as qualified dividend income and the application of the dividend sourcing rules to our dividends to their particular circumstances.

Taxation of the Sale or Exchange of Ordinary Shares

        A U.S. Holder generally will recognize gain or loss on the taxable sale or exchange of our ordinary shares in an amount equal to the difference between the U.S. Dollar amount realized on such sale or exchange (determined in the case of ordinary shares sold or exchanged for currencies other than the U.S. Dollar by reference to the spot exchange rate in effect on the date of the sale or exchange or, if the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date) and the U.S. Holder's adjusted tax basis in such ordinary shares determined in U.S. Dollars. The initial tax basis of ordinary shares to a U.S. Holder will be the U.S. Holder's U.S. Dollar cost for ordinary shares (determined by reference to the spot exchange rate in effect on the date of the purchase or, if the U.S. Holder is a cash basis taxpayer or an electing accrual basis taxpayer, the spot exchange rate in effect on the settlement date).

        Capital gain from the sale, exchange or other disposition of ordinary shares held more than one year generally will be treated as long-term capital gain and is eligible for a maximum 20% rate of taxation for non-corporate holders. Gain or loss recognized by a U.S. Holder on a sale or exchange of ordinary shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. The deductibility of a capital loss recognized on the sale or exchange of ordinary shares is subject to limitations. A U.S. Holder that receives currencies other than U.S. Dollars upon disposition of the ordinary shares and converts such currencies into U.S. Dollars subsequent to receipt will have foreign exchange gain or loss based on any appreciation or depreciation in the value of such currencies against the U.S. Dollar, which generally will be U.S.-source ordinary income or loss.

U.S. Information Reporting and Backup Withholding

        A U.S. Holder is generally subject to information reporting requirements with respect to dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of ordinary shares. A U.S. Holder is subject to backup withholding (currently at 28%) on dividends paid in the United States on ordinary shares and proceeds paid from the sale, exchange, redemption or other disposition of our ordinary shares unless the U.S. Holder is a corporation, provides an IRS Form W-9 or otherwise establishes a basis for exemption.

        Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder's U.S. federal income tax liability, and a U.S. Holder may obtain a refund from the IRS of any excess amount withheld under the backup withholding rules, provided that certain information is timely furnished to the IRS. Holders are urged to consult their own tax advisors regarding the application of backup withholding and the availability of and procedures for obtaining an exemption from backup withholding in their particular circumstances.

        Certain U.S. Holders that are individuals, estates or trusts to pay an additional 3.8% tax on, among other things, dividends on, and capital gains from the sale or other disposition of, stock for taxable years beginning after December 31, 2012.

Specified Foreign Financial Asset Reporting

        Section 6038D of the Code generally requires U.S. individuals (and possibly certain entities that have U.S. individual owners) to file IRS Form 8938 if they hold certain "specified foreign financial assets," the aggregate value of which exceeds $50,000 on the last day of the taxable year (or the aggregate value of which exceeds $75,000 at any time during the taxable year). The definition of specified foreign financial assets includes not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, our ordinary shares. U.S. Holders should discuss these reporting obligations with their tax advisors.

Certain United Kingdom Tax Consequences for United States Holders

        The following statements apply only to United States Holders who are not resident nor ordinarily resident in the United Kingdom and who do not carry on a trade, profession or vocation in the United Kingdom through a branch, agency or permanent establishment and have not used, held or acquired their ordinary shares for the purpose of such trade, profession or vocation or such branch, agency or permanent establishment.

        Under current United Kingdom tax law and published HM Revenue & Customs practice, such U.S. Holders will not be subject to:

  •
  United Kingdom withholding or income tax on dividends paid on the ordinary shares underlying the ADSs; nor

  •
  United Kingdom capital gains tax on a disposal of ordinary shares or ADSs.

F.     Dividends and Paying Agents

        Not applicable.

G.    Statements by Experts

        Not applicable.

H.    Documents on Display

        You may read and copy any reports or other information that we file at the SEC's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that site is www.sec.gov.

        We also make available on our website, free of charge, our annual reports on Form 20-F and the text of our reports on Form 6-K, including any amendments to these reports, as well as certain other SEC filings, as soon as reasonably practicable after they are electronically filed with or furnished to the SEC. Our website address is www.edwardsvacuum.com. The information contained on our website is not incorporated by reference in this document.

I.     Subsidiary Information

        Information on our subsidiaries is given in "Item 4. Information on the Company-organization structure".

ITEM 11.    Quantitative and Qualitative Disclosures About Market Risk

        In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as foreign exchange risk, cash flow and fair value interest rate risk, credit and counterparty risk and liquidity risk. Further information can be found in notes 21 and 22 to our consolidated financial statements included in Item 18 of this document. The following analysis provides a summary of our exposure to the financial risks described above.

Foreign Exchange Risk

        We operate internationally and are exposed to foreign exchange risk arising from various currency exposures primarily with respect to the U.S. Dollar, the Euro, the Japanese Yen, the South Korean Won and Czech Crown.

        Our policy requires the Treasury function to manage the majority of foreign exchange risk. Treasury manages exposures on both recognized and expected exchange exposures in the normal course of business. We hedge net forecasted cash flows in each major foreign currency up to two years in advance according to prescribed target hedging ranges set by our board of directors.

        In the year ended December 31, 2010, we hedged 79% of our overall currency exposures, 62% of which were Pounds Sterling/U.S. Dollar exposures, where we hedged £190 million. The remaining 17% consisted of other currency pairings including Pounds Sterling/Euro, Pounds Sterling/Japanese Yen, Czech Crown/Pounds Sterling and Japanese Yen/U.S. Dollar. As of December 31, 2010, we had hedged approximately 70% of our projected 2011 exposures and 35% of our projected 2012 exposures. As of December 31, 2011 this had increased to 84% of our projected 2012 exposures and 39% of projected 2013 exposures. For the year ended December 31, 2011, we had a gain on foreign exchange hedging of £3.9 million and the foreign exchange hedges in place as of December 31, 2011 were negative by £11.7 million.

Cash Flow and Fair Value Interest Rate Risk

        Our interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose us to cash flow interest rate risk. Our policy is to hedge interest rate risk with interest rate swaps, subject to the availability of banking facilities.

        We analyze our interest rate exposure on a regular basis. Various scenarios are considered, including, renewal of existing positions and hedging.

        We manage our cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, we agree with other parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

        As of December 31, 2012, 69% of our debt under the First Lien Credit Agreement was hedged to May 2014, 40% from June 2014 to November 2014, and 22% from December 2014 to May 2016.

Credit and Counterparty Risk

        We are exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but do not expect any counterparties to fail to meet their obligations.

        Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to corporate customers most, of whom are major corporations, universities and government organizations. Credit quality of the counterparties and customers is assessed and individual risk limits are set in accordance with policy. The credit risk is constantly monitored using internationally recognized credit agencies.

Liquidity Risk

        Our liquidity risk concerns maintaining sufficient cash and funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Treasury function maintains flexibility in funding by maintaining availability under committed credit lines. Management monitors rolling forecasts of our liquidity reserve, which comprises un-drawn borrowing facilities, see notes 2.21 and 20 to our consolidated financial statements included elsewhere in this document on the basis of expected cash flow.

ITEM 12.    Description of Securities Other Than Equity Securities

Fees and Expenses

        Our American Depositary Shares, or ADSs, each representing one of our ordinary shares, are traded on the New York Stock exchange under the symbol "EVAC". The ADSs are evidenced by American Depositary Receipts, or ADRs, issued by The Bank of New York Mellon, as Depositary under the Deposit Agreement dated 16 May 2012 between Edwards Group Limited, The Bank of New York Mellon and the owners and holders of ADRs. ADS holders may have to pay the following service fees to the Depositary:

Fee:	For:
$5.00 (or less) per 100 ADSs (or portion of 100 ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property
Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates
$.05 (or less) per ADS	Any cash distribution to ADS holders

Fee:	For:
A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS holders
$.05 (or less) per ADSs per calendar year	Depositary services
Registration or transfer fees	Transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw ordinary shares
Expenses of the Depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement)
Converting foreign currency to U.S. dollars
Taxes and other governmental charges the Depositary or the custodian have to pay on any ADS or share underlying an ADS, for example, stock transfer taxes, stamp duty or withholding taxes	As necessary
Any charges incurred by the Depositary or its agents for servicing the deposited securities	As necessary

        The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-based services until its fees for these services are paid.

Depositary Payments for 2012

        From time to time, the Depositary may make payments to us to reimburse and/or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the Depositary may use brokers, dealers or other service providers that are affiliates of the Depositary and that may earn or share fees or commissions.

        For the year ended December 31, 2012, The Bank of New York Mellon, as Depositary, had made no reimbursements to the Company.

PART II

ITEM 13.    Defaults, Dividend Arrearages and Delinquencies

        NOT APPLICABLE

ITEM 14.    Material Modifications to the Rights of Security Holders and Use of Proceeds

        NOT APPLICABLE

ITEM 15.    Controls and Procedures

        We have carried out an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) under the supervision and the participation of the executive board of management, which is responsible for the management of the internal controls, and which includes the Chief Executive Officer and the Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon our evaluation as of December 31, 2012, the Chief Executive Officer and Chief Financial Officer have concluded that the disclosure controls and procedures (i) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information required to be recorded, processed, summarized and reported in the reports that are filed or submitted under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms and (ii) were effective at a reasonable level of assurance as of the end of the period covered by this Annual Report in ensuring that information to be disclosed in the reports that are filed or submitted under the Exchange Act is accumulated and communicated to the management of the Company, including the Chief Executive Officer and the Chief Financial Officer, to allow timely decisions regarding required disclosure.

        This Annual Report does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of the Company's registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

ITEM 16.    Reserved

ITEM 16A.    Audit and Risk Committee Expert

        Our board of directors has affirmatively determined that Messrs. Medlock and Rose meet the definition of "independent directors" under applicable SEC and NASDAQ rules. In addition, our board of directors has determined that both Messrs. Medlock and Rose qualify as an "audit committee financial expert," as such term is defined in the rules and regulations of the SEC.

ITEM 16B.    Code of Business Conduct and Ethics

        We have a code of business conduct and ethics that applies to all of our employees, officers and directors, including those officers responsible for financial reporting. Our code of business conduct and ethics addresses, amongst other things, competition and fair dealing, conflicts of interest, financial matters and external reporting, Company funds and assets, confidentiality and corporate opportunity requirements and the process for reporting violations of the code of business conduct and ethics, employee misconduct, conflicts of interest or other violations. Our code of business conduct and ethics is available on our website at www.edwardsvacuum.com. Any amendments to the code, or any waivers of its requirements, will be disclosed on our website.

ITEM 16C.    Principal Accountant Fees and Services

	Year ended December 31,
	2011	2012
	(£ in millions)
Audit Fees	0.6	0.6
Audit-Related Fees	2.0	0.9
Tax Fees	0.1	0.1
All Other Fees

Total Fees	2.7	1.6

Audit and Risk Committee Pre-Approval Policies and Procedures

        The audit and risk committee has the authority to pre-approve permissible audit-related and non-audit services not prohibited by law to be performed by our independent auditors and their associated fees. Engagements for proposed services may be separately pre-approved by the audit and risk committee or entered into pursuant to detailed pre-approval policies and procedures established by the audit and risk committee, as long as the committee is informed on a timely basis of any engagement entered into on that basis.

ITEM 16D.    Exemptions from the Listing Standards for Audit Committees

        NOT APPLICABLE

ITEM 16E.    Purchase of Equity Securities by the Issuer and Affiliated Purchasers

        NOT APPLICABLE

ITEM 16F.    Change in Registrant's Certifying Accountant

        NOT APPLICABLE

ITEM 16G.    Corporate Governance

Corporate Governance Practices

        In general, under NASDAQ rules, foreign private issuers, as defined under the Exchange Act, are permitted to follow home country corporate governance practices instead of the corporate governance requirements of NASDAQ. As a foreign private issuer registered in the Cayman Islands we rely on this exemption with respect to the following rules:

  •
  NASDAQ Rule 5605(b), which requires that independent directors comprise a majority of a company's board of directors. As allowed by the laws of the Cayman Islands, independent directors do not comprise a majority of the Company's board of directors.

  •
  NASDAQ Rule 5605(e) (1), which requires that a Company have a nominations committee comprised solely of "independent directors" as defined by NASDAQ. As is allowed under the Company's home country practice, the Company's nomination and corporate governance committee is not comprised entirely of independent directors.

  •
  NASDAQ Rule 5605(d) & (e), which require that compensation for the Company's executive officers and selection of the Company's director nominees be determined by a majority of independent directors. As is allowed under the Company's home country practice, the

    Company's nomination and corporate governance committee and remuneration committee is not comprised entirely of independent directors.

  •
  NASDAQ Rule 5620(a), which requires a company to hold an annual meeting of shareholders no later than one year after the end of a Company's fiscal year-end. As allowed by the laws of the Cayman Islands, we may hold an annual general meeting but are not obliged to do so.

  •
  NASDAQ Rule 5620(b), which requires a Company, for all meetings of shareholders, to solicit proxies and provide proxy statements. As allowed by the laws of the Cayman Islands, while we may solicit proxies and provide proxy statements, we have not adopted any such requirements.

  •
  NASDAQ Rule 5620(c), which requires a minimum quorum for a shareholders meeting of 33 1/3% of the outstanding ordinary shares. As is allowed under our home country practice, our second amended and restated memorandum and articles of association state that the minimum quorum requirement will be two qualifying persons present at a meeting and entitled to vote on the business to be dealt with.

  •
  NASDAQ Rule 5635, which requires shareholder approval for the issuance of securities: (i) in connection with the acquisition of stock or assets of another Company; (ii) when it would result in a change of control; (iii) when a stock option or purchase plan is to be established or materially amended or other equity compensation arrangement made or materially amended, pursuant to which stock may be acquired by officers, directors, employees, or consultants; or (iv) in connection with a transaction other than a public offering involving the sale, issuance or potential issuance of common stock at a price less than market value. Under the laws of the Cayman Islands, the power to allot and issue shares is vested in the directors and as such, do not require shareholder approval. While we may choose to seek shareholder approval of any such issuances of securities, we have not adopted any requirements for shareholder approval in our second amended and restated memorandum and articles of association.

        We otherwise comply with the NASDAQ corporate governance rules.

        Our foreign private issuer status does not modify the independence requirements for a NASDAQ-listed Company's audit and risk committee. Between October 1, 2012 and March 1, 2013 all three members of our audit and risk committee were independent directors therefore meeting the requirements of the SEC and NASDAQ. However, upon his appointment as our Chief Executive Officer on March 1, 2013, Jim Gentilcore resigned as a member of our audit and risk committee leaving a vacancy on the committee. We expect to appoint a new independent director to fill this vacancy in our audit and risk committee within the phase-in period provided by the SEC and NASDAQ.

        If at any time we cease to be a "foreign private issuer" under the rules of NASDAQ, our board of directors will take all action necessary to comply with NASDAQ corporate governance rules, including appointing a majority of independent directors to the board and establishing certain committees composed entirely of independent directors.

        Due to our following certain home country corporate governance practices, our shareholders do not have the same protections afforded to shareholders of companies that are subject to all NASDAQ corporate governance requirements.

ITEM 16H.    Mine Safety Disclosure

        NOT APPLICABLE

PART III

ITEM 17.    Financial Statements

        Consolidated Financial Statements are set forth under Item 18.

ITEM 18.    Financial Statements

        Consolidated Financial Statements are set forth below.

ITEM 19.    Exhibits

Exhibit Number		Description
1.1	*	Form of Second Amended and Restated Memorandum and Articles of Association of Edwards Group Limited (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
2.1	*	Form of Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
2.2	*	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
2.3	*	Form of Deposit Agreement by and among Edwards Group Limited, The Bank of New York Mellon, as depositary (the "Depositary") and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.1	*	Form of Shareholders' Agreement by and among CCMP Capital Investors II (AV-3), L.P., CCMP Capital Investors (Cayman) II, L.P., Unitas Capital Investors (Cayman) Ltd., the Management Shareholders identified therein, and Edwards Group Limited (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.2		Amendment and Waiver to Shareholders' Agreement dated as of February 11, 2013, by and among Edwards Group Limited, CCMP Capital Investors II (AV-3), L.P., CCMP Capital Investors (Cayman) II, L.P., and Unitas Capital Investors (Cayman) Ltd.
4.3	*	Amendment and Restatement Agreement, dated as of September 16, 2011, by and among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG, New York Branch as the administrative agent, and certain New Revolving Facility Lenders (as defined therein) (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.4	*	First Amendment to Amended and Restated Credit Agreement, dated as of March 21, 2012, among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG New York Branch as administrative agent, the Existing Revolving Facility Lenders party thereto and Royal Bank of Canada (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.5		Third Amendment to Amended and Restated Credit Agreement, dated as of March 26, 2013, by and among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG, New York Branch as the administrative agent, and certain Revolving Facility Lenders (as defined therein).
4.6		Service Agreement, dated as of February 28, 2013, by and between Jim Gentilcore and Edwards Limited.
4.7	*	Service Agreement, dated as of March 24, 2011, by and between David Smith and Edwards Group plc (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.8	*	Amendment Agreement dated as of April 25, 2012, relating to the Service Agreement dated 24 March 2011 between Edwards Group plc, Edwards Group Limited and David Smith (incorporated by reference to Exhibit 10.28 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).

Exhibit Number		Description
4.9	*	Form of Appointment Letter by and between Nick Rose and Edwards Group Limited (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.10	*	Form of Appointment Letter by and between John Lewis and Edwards Group Limited (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.11	*	Form of Appointment Letter by and between Sir Kevin Smith and Edwards Group Limited (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.12		Appointment Letter, dated as of September 1, 2012, by and between Rick Medlock and Edwards Group Limited.
4.13		Appointment Letter, dated as of September 1, 2012, by and between Robert McGuire and Edwards Group Limited.
4.14		Appointment Letter, dated as of September 1, 2012, by and between Dominique Fournier and Edwards Group Limited.
4.15	*	Form of Deed of Indemnity by and among Jim Gentilcore, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.16	*	Form of Deed of Indemnity by and among Nick Rose, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.17	*	Form of Deed of Indemnity by and among David Smith, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.18	*	Form of Deed of Indemnity by and among John Lewis, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.19	*	Form of Deed of Indemnity by and among Sir Kevin Smith, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.20		Deed of Indemnity, dated as of September 1, 2012 by and among Rick Medlock, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
4.21		Deed of Indemnity, dated as of September 1, 2012 by and among Robert McGuire, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
4.22		Deed of Indemnity, dated as of September 1, 2012 by and among Dominique Fournier, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited.
4.23		Executive Officer Bonus Plans 2012.
4.24	*	Agreement for Lease (Crawley, U.K.), dated as of July 29, 2008, by and between Virgin Atlantic Airways Limited and Edwards High Vacuum International Limited (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).

Exhibit Number		Description
4.25	*	English translation of Edwards Korea, Ltd. Foreign Investment Zone Occupancy (Lease) Agreement, dated as of December 27, 2010, by and between the Governor of Choonchungham-do and the Mayor of Cheonan-si and Edwards Korea, Ltd (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.26	*	Lease Agreement, dated as of July 13, 2011, by and between CTP Herspicka, spol. s r.o. and Edwards Services, s.r.o (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.27	*	Form of Edwards Group Sharesave Scheme (incorporated by reference as Exhibit 10.14 filed with the Registration Statement on Form F-1 dated May 10, 2012).
4.28	*	Form of Edwards Group Sharesave Scheme (incorporated by reference as Exhibit 4.2 filed with the Registration Statement on Form S-8 dated October 3, 2012).
4.29	*	Form of Edwards Group Limited 2012 Equity Incentive Plan (incorporated by reference as Exhibit 10.15 filed with the Registration Statement on Form F-1 dated May 10, 2012).
4.30	*	Form of Non-qualified Share Option Award Agreement (US Employees) (incorporated by reference to Exhibit 10.29 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.31	*	Form of HMRC Approved Option Award Agreement (UK Employees) (incorporated by reference to Exhibit 10.30 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.32	*	Form of UK Unapproved Share Option Award Agreement (Nick Rose) (incorporated by reference to Exhibit 10.31 of the Registration Statement on Form F-1filed with the Securities and Exchange Commission on May 10, 2012).
4.33		Form of UK Unapproved Share Option Award Agreement (Jim Gentilcore).
4.34	*	Form of UK Unapproved Share Option Award Agreement (UK Employees) (incorporated by reference to Exhibit 10.32 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
8.1		Schedule of Subsidiaries of Edwards Group Limited.
11.1		Code of business conduct and ethics.
12.1		Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2		Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1		Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

*
Previously filed as indicated

Report of Independent Registered Public Accounting Firm

        To the board of directors and shareholders of Edwards Group Limited:

        In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income and comprehensive income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Edwards Group Limited and its subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
London, United Kingdom
April 23, 2013

Consolidated income statement

		Year ended December 31,
	Notes	2010	2011	2012
		(£ millions)	(£ millions)	(£ millions)
Revenue	3	641.0	700.5	595.3
Cost of sales	4	(395.4)	(442.6)	(385.2)

Gross margin		245.6	257.9	210.1

Administrative expenses before research and development, restructuring and transaction costs and amortization		(95.2)	(99.1)	(90.1)
Research and development excluding amortization		(15.1)	(18.3)	(21.5)
Restructuring and transaction costs	4	(43.7)	(23.7)	(14.0)
Share based compensation expenses	27	—	—	(1.1)
Amortization	4	(18.0)	(17.9)	(18.3)

Total administrative expenses	4	(172.0)	(159.0)	(145.0)

Other gains/(losses)—net	8	2.4	3.4	(1.8)

Operating income		76.0	102.3	63.3
Finance income and costs—net	9	(11.5)	(32.5)	(26.7)

Income from continuing activities before taxation		64.5	69.8	36.6
Income tax (expense)/credit	10	(12.7)	(13.6)	2.5

Net Income		51.8	56.2	39.1
Discontinued activities	18	0.3	—	—

Net Income for the year attributable to owners of Edwards Group Limited		52.1	56.2	39.1

Earnings per share from operations attributable to owners of Edwards Group Limited (expressed in pence per share)		(pence )	(pence )	(pence )
Basic and diluted earnings per share from continuing operations	11	51.62	56.00	36.07
Basic and diluted earnings per share from discontinued operations	11	0.30	—	—

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of comprehensive income

		Year ended December 31,
	Notes	2010	2011	2012
		(£ millions)	(£ millions)	(£ millions)
Net Income for the year attributable to owners of Edwards Group Limited		52.1	56.2	39.1
Other comprehensive income/(loss):
Cash flow hedges	28	6.4	(17.0)	11.5
Tax on cash flow hedges	28	(2.0)	4.4	(3.4)
Actuarial loss on retirement benefit obligations	23,24	—	—	(3.6)
Tax on actuarial loss on retirement benefit obligations	23,24	—	—	0.4
Currency translation differences	28	5.6	(0.8)	(7.2)

Other comprehensive income/(loss) for the year, net of tax		10.0	(13.4)	(2.3)

Total comprehensive income for the year attributable to owners of Edwards Group Limited		62.1	42.8	36.8

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated balance sheet

		Year ended December 31,
	Notes	2011	2012
		(£ millions)	(£ millions)
Non-current assets
Goodwill	12	220.4	205.0
Intangible assets	13	206.4	190.7
Property, plant and equipment	14	130.0	125.9
Other receivables	16	7.0	7.9
Derivative financial instruments	21	—	2.3
Deferred tax assets	25	22.9	19.4

		586.7	551.2

Current assets
Inventories	15	105.8	93.8
Trade receivables	16	105.2	78.4
Other receivables	16	27.2	15.6
Current tax receivables		5.4	1.6
Derivative financial instruments	21	0.8	5.2
Bank deposits		—	2.0
Cash and cash equivalents	17	91.8	98.2

		336.2	294.8

Total assets		922.9	846.0

Current liabilities
Borrowings and finance leases	20	(4.7)	(4.0)
Trade and other payables	19	(143.8)	(87.6)
Current tax liabilities		(2.3)	(1.5)
Derivative financial instruments	21	(9.6)	(7.4)
Provisions	23	(20.4)	(15.2)

		(180.8)	(115.7)

Non-current liabilities
Borrowings and finance leases	20	(451.6)	(361.6)
Other payables	19	(0.2)	(3.3)
Derivative financial instruments	21	(10.5)	(5.7)
Provisions	23	(30.3)	(33.3)
Retirement benefit obligations		(13.1)	(14.9)
Deferred tax liabilities	25	(68.2)	(51.7)

		(573.9)	(470.5)

Share capital	26	0.3	0.2
Share premium	26	5.9	53.8
Reserves	28	162.0	205.8

Total equity attributable to owners of Edwards Group Limited		168.2	259.8

Total equity and liabilities		922.9	846.0

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of cash flows

		Year ended December 31,
	Notes	2010	2011	2012
		(£ millions)	(£ millions)	(£ millions)
Net Income		51.8	56.2	39.1
Adjusted for
—taxation		12.7	13.6	(2.5)
—net finance cost		30.1	32.7	30.4
—unrealized foreign exchange		(24.7)	2.1	(5.2)
—amortization	13	18.0	17.9	18.3
—depreciation	14	14.1	16.9	17.0
—impairment	14	6.8	—	(3.1)
—loss on sale of property, plant & equipment		—	0.8	2.2
—share based compensation expenses		—	—	1.1
Changes in working capital and other items
—changes in inventories		(26.1)	(20.4)	9.6
—changes in receivables		(27.3)	1.4	23.8
—changes in payables		64.1	(16.3)	(36.6)
—changes in provisions		27.1	(3.8)	(5.0)

Cash generated from continuing operating activities		146.6	101.1	89.1
Cash generated from discontinued activities		0.3	—	—

Cash generated from operations		146.9	101.1	89.1
Income tax paid		(3.1)	(15.2)	(4.9)

Net cash generated from operating activities		143.8	85.9	84.2
Purchases of property, plant and equipment	14	(37.4)	(41.1)	(16.7)
Sales of property, plant and equipment		0.3	2.4	2.4
Purchases of intangible assets	13	(8.3)	(12.5)	(11.7)
Interest received		0.5	0.6	0.8
Bank deposits		—	—	(2.1)

Total cash flows from investing activities		(44.9)	(50.6)	(27.3)
Interest paid		(23.5)	(26.5)	(28.3)
Proceeds from issue of shares	26	—	—	53.7
Dividends paid		—	(81.1)	—
Drawdown of debt		9.1	187.9	0.1
Transaction costs		—	(8.0)	—
Repayment of debt		(2.8)	(175.3)	(75.5)

Total cash flows from financing activities		(17.2)	(103.0)	(50.0)

Net increase/(decrease) in cash and cash equivalents		81.7	(67.7)	6.9

Cash and cash equivalents at the beginning of the year		75.6	161.0	91.8
Effects of foreign exchange rate changes		3.7	(1.5)	(0.5)

Cash and cash equivalents at the end of the year	17	161.0	91.8	98.2

Cash and cash equivalents comprise:
Cash at bank and in hand	17	161.0	91.8	98.2

The accompanying notes are an integral part of these consolidated financial statements.

Consolidated statement of changes in equity

	Notes	Share capital	Share premium	Translation reserve	Hedging reserve	Retained earnings	Total
		(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Balance at January 1, 2010		0.2	166.0	10.2	(7.5)	(24.5)	144.4
Cash flow hedges		—	—	—	6.4	—	6.4
Tax on cash flow hedges		—	—	—	(2.0)	—	(2.0)
Currency translation differences		—	—	5.6	—	—	5.6

Other comprehensive income		—	—	5.6	4.4	—	10.0
Net income for the year		—	—	—	—	52.1	52.1

Total comprehensive income		—	—	5.6	4.4	52.1	62.1

Balance at December 31, 2010		0.2	166.0	15.8	(3.1)	27.6	206.5
Cash flow hedges		—	—	—	(17.0)	—	(17.0)
Tax on cash flow hedges		—	—	—	4.4	—	4.4
Currency translation differences		—	—	(0.8)	—	—	(0.8)

Other comprehensive income		—	—	(0.8)	(12.6)	—	(13.4)
Net income for the year		—	—			56.2	56.2

Total comprehensive income		—	—	(0.8)	(12.6)	56.2	42.8

Preference dividend paid		—	—	—	—	(81.1)	(81.1)
Bonus Share issue		0.1	(0.1)	—	—	—	—
Capital reduction		—	(160.0)	—	—	160.0	—

Total contributions by and distributions to owners of the parent, recognized directly in equity		0.1	(160.1)	—	—	78.9	(81.1)

Balance at December 31, 2011		0.3	5.9	15.0	(15.7)	162.7	168.2

Cash flow hedges		—	—	—	11.5	—	11.5
Tax on cash-flow hedges		—	—	—	(3.4)	—	(3.4)
Actuarial (loss) on retirement benefit obligations		—	—	—	—	(3.6)	(3.6)
Tax on actuarial loss on retirement benefit obligations		—	—	—	—	0.4	0.4
Currency translation differences		—	—	(7.2)	—	—	(7.2)

Other comprehensive income		—	—	(7.2)	8.1	(3.2)	(2.3)
Net income for the year		—	—	—	—	39.1	39.1

Total comprehensive income		—	—	(7.2)	8.1	35.9	36.8
Value of employee services	27	—	—	—	—	1.1	1.1
Capital reduction	26	(0.1)	(5.9)	—	—	5.9	(0.1)
Share issue	26	—	53.8	—	—	—	53.8

Total contributions by and distributions to owners of the parent, recognized directly in equity		(0.1)	47.9	—	—	7.0	54.8

Balance at December 31, 2012		0.2	53.8	7.8	(7.6)	205.6	259.8

The accompanying notes are an integral part of these consolidated financial statements.

Notes to the Consolidated Historical Financial Information

1.     General information

        The Company is Edwards Group Limited, a company registered in Grand Cayman. The Group, also referred to as Edwards, is the consolidation of Edwards Group Limited and its subsidiaries. The Group is a leading global manufacturer and provider of highly engineered vacuum technology, products and abatement systems used in a wide range of applications. These products include dry pumps and turbomolecular pumps that generate high vacuum conditions and abatement systems that manage process by-products. The Group's products are a critical enabling component of many high precision manufacturing processes that require controlled, particle free environments across a number of diversified, technology-driven industries, including the semiconductor, chemical, pharmaceutical, metallurgy, scientific instruments, FPD, Solar PV and LED industries.

        The Group's products have applications in three key market sectors—Semiconductor, General Vacuum and Emerging Technologies ("FPD", "Solar PV" and "LED")—and the Group also provides services to support the products sold across these market sectors. The products sold by the Group across these market sectors fall into four categories: dry pumps, turbomolecular pumps, abatement products and integrated systems and other products.

2.     Summary of significant accounting policies

        The principal accounting policies applied in the preparation of this Consolidated Historical Financial Information are set out below. These have been applied for the three years ended December 31, 2012.

2.1.  Basis of preparation

        Edwards Group Limited was incorporated in Cayman Islands on February 10, 2012.

        To facilitate the issuing of American Depositary Shares ("ADSs") on NASDAQ, on April 5, 2012, the entire issued share capital of Edwards Holdco Limited was acquired by Edwards Group Limited and implemented by way of a Scheme of Arrangement. As a result, Edwards Group Limited owns all of the outstanding ordinary shares of Edwards Holdco Limited. Prior to the share offering we conducted our business solely through Edwards Group plc (now known as Edwards Holdco Limited) and its subsidiaries.

        Subsequent to the restructuring, Edwards Group Limited has become the parent of Edwards Holdco Limited and its subsidiaries. Edwards Group Limited is a Cayman Islands exempt company incorporated with limited liability. Edwards Group Limited is resident for tax purposes in the United Kingdom.

        Consolidated accounts have been prepared as a continuation of the Edwards business with an adjustment to reflect the share capital of Edwards Group Limited.

        The consolidated financial statements of Edwards Group Limited have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IASB") and the International Financial Reporting Standards Interpretations Committee ("IFRS-IC") interpretations collectively "IFRS". The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) which are reported at fair value.

        The preparation of the consolidated financial statements in conformity with IFRS requires the use of critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Group's accounting policies. The areas involving greater degree of judgment are disclosed in note 2.6.

2.2   Going concern

        The directors are confident, after having made appropriate enquiries, that the Group has adequate resources to continue in operation for the foreseeable future. For this reason, they continue to adopt the going concern basis in preparing the consolidated financial statements.

        In reaching their conclusion the directors considered the Group's cash and working capital position, the status of the Group's loans and its ability to access funds. In addition, the board's strategic review demonstrated that the Group was well positioned to take advantage of future growth in a broad range of industries and geographical areas.

2.3.  Changes in accounting policy and disclosures

(a)   New and amended standards adopted by the Group

        There are no IFRSs or IFRS-IC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2012 that had or would be expected to have had a material impact on the Group.

(b)   New standards and interpretations not yet adopted by the Group

        IFRS 9 'Financial Instruments' addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and October 2010. It replaces the parts of IAS 39 that relate to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured as at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity's business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity's own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch. The Group is yet to assess IFRS 9's full impact and intends to adopt IFRS 9 no later than the accounting period beginning on January 1, 2015.

        Amendment to IAS1, 'Financial statement presentation' regards other comprehensive income. The main change resulting from these amendments is a requirement for entities to group items presented in 'other comprehensive income' (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendments do not address which items are presented in OCI. The Group intends to adopt IAS 1 in the accounting period beginning on January 1, 2013 and expects the impact on its results to be minor.

        IAS19, 'Employee benefits', was amended in June 2011. The amendment included eliminating the option that allowed an entity to defer the recognition of changes in the net liability for post-employment defined benefit plans and amending some of the disclosure requirements for defined benefit plans and multi-employer plans. As the Group's defined benefit plans are immaterial, the amendment will not impact the Group's financial statements.

        IFRS 13 'Fair value measurement' aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements, which are largely aligned between IFRSs and US GAAP, do not extend the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs or US GAAP. The Group intends to adopt IFRS 13 no later than the accounting period beginning on January 1, 2013 and expects the impact on its results to be minor.

        IFRS 10 'Consolidated financial statements' builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. The amendment will not impact the Group's financial statements.

        IFRS 12 'Disclosures of interests in other entities' includes the disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off balance sheet vehicles. The Group is yet to assess IFRS 12's full impact and intends to adopt IFRS 12 no later than the accounting period beginning on January 1, 2014.

        There are no other IFRSs or IFRS-IC interpretations that are not yet effective that would be expected to have a material impact on the Group.

2.4.  Consolidation

        Subsidiaries are all entities over which the Group has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. All subsidiaries are 100% owned.

        Transactions, balances and unrealized gains/losses on transactions between subsidiaries are eliminated.

        The historical financial information of subsidiaries is included in the Group financial information using accounting policies consistent with those of the Group.

2.5.  Foreign currency transactions and translation

        The historical financial information of each of the Group's entities is prepared using their functional currency, which is the currency of the primary economic environment in which they operate.

        The presentation currency of the Group is Pounds Sterling.

        Foreign currency transactions are translated into the functional currency of individual group entities using the exchange rate prevailing at the date of the transactions. Gains and losses resulting from foreign currency loans are recorded in the Consolidated Income Statement as 'Finance income and costs—net'. All other gains and losses resulting from the settlement of foreign currency transactions are recorded in the Consolidated Income Statement as 'Other gains/(losses)—net'.

        Goodwill arising on the acquisition of foreign operations is recognized in the functional currency of those operations and translated at closing rates of exchange at the financial year end. Exchange differences arising from the retranslation of opening foreign currency goodwill balances are dealt with as a movement in reserves.

        The income statement, statement of other comprehensive income and cash flow statements of the Group's overseas operations are translated at average rates of exchange for the financial year where this rate approximates to the foreign exchange rates ruling at the date of the transaction. Average rates are calculated on a daily basis.

        Monetary assets and liabilities denominated in foreign currencies are translated at the rates of exchange ruling at the financial year end. Exchange differences are dealt with as a movement in reserves where they arise from:

  (i)
  the retranslation of the opening net assets of foreign operations; and

  (ii)
  the retranslation of movements in net assets of foreign operations from average to closing rates of exchange.

        On disposal of a foreign operation, any cumulative exchange differences held in total equity are transferred to the consolidated income statement and recognized as part of the gain or loss on disposal. All other exchange differences are taken to the income statement except those relating to certain derivative financial instruments that are deemed to be part of hedging relationships and are described in note 2.18 "Derivative financial instruments and hedging activities" below.

2.6.  Critical accounting estimates and assumptions

        This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with IFRS as issued by the IASB. The preparation of these financial statements requires management to make estimates that affect the reported amounts of our assets, liabilities, revenues and expenses. We periodically evaluate our estimates, which are based on historical experience and on various other assumptions that management believes to be reasonable under the circumstances. Critical accounting policies are those that are most important to the portrayal of our financial condition and results of operations and require management's most difficult, subjective or complex judgments, as a result of the need to make estimates about the effect of matters that are inherently uncertain. If actual performance should differ from historical experience or if the underlying assumptions were to change, our financial condition and results of operations may be materially impacted. In addition, some accounting policies require significant judgment to apply complex principles of accounting to certain transactions, such as acquisitions, in determining the most appropriate accounting treatment.

        We believe that the significant accounting estimates and policies described below are material to our financial reporting and are subject to a degree of subjectivity and/or complexity.

(a)   Revenue Recognition

        Revenue is based on the fair value of the sale of goods and services, and includes the sales value of long-term contracts appropriate to their state of completion. It excludes inter-company sales between our subsidiaries, VAT and similar sales-based taxes.

        We manufacture and sell a range of vacuum and abatement equipment. Revenue for the sale of goods is recognized when the significant risks and rewards of ownership are transferred to the customer. For most of our equipment sales, this occurs when title transfers to the customer upon shipment. Therefore, revenue is recognized at this time, with warranty reserves being created to cover the expected future warranty obligation costs. If the equipment is shipped subject to installation and the installation constitutes a significant part of the contract, revenue is not recognized until the installation has been completed. Understanding the terms of the contract is the key to revenue recognition and we have various controls in place to ensure the terms are understood by both Edwards and the customer from the agreement of the quotation to the delivery of the goods. Sales returns have not been material.

        We also provide a range of services to our customers, including maintenance service contracts and specialist engineering services. These services are provided on a time and material basis or as a fixed-price contract. Revenue from time and material contracts is recognized under the percentage-of-completion method. Revenue from fixed price contracts is also recognized under the percentage-of-completion method unless the services are provided by means of an indeterminate number of acts over a specified period of time, in which case revenue is recognized on a straight-line basis.

        We sometimes receive orders from customers covering elements of both equipment and services. In these instances, the significant elements of the order are identified and the total order value is apportioned across those elements based upon the stand-alone price of each element. The recognition of each element of revenue is then assessed against the sale of goods or service criteria depending upon the nature of that element. We undertake a small number of major projects for customers, providing a combination of product, service and design solutions. Revenue on long-term construction contracts is recognized on a percentage-of-completion basis. When the outcome of a contract cannot be reliably estimated, revenue is recognized only to the extent that incurred costs are recoverable. A provision is made for all losses incurred together with any foreseeable or anticipated future losses.

(b)   Development Costs

        Expenditure on developing new products and processes is written off when incurred, unless it meets the criteria for capitalization. The Company utilizes a product commercialization process to review major research and development projects. The projects are reviewed at a set of predetermined milestones and are either abandoned or approved to continue based on their predicted commercial viability at that point. When the project has reached a point where the product design is finalized, the Company plans and commits to completing the project and there is a commercial market, subsequent costs are capitalized. In considering whether there is a commercial market, the Company assesses the potential demand for the product from customers and expected price structure and compares this with the remaining estimated development costs.

        Capitalized development costs are stated at cost less accumulated amortization and impairment losses and written off on a straight-line basis over the period in which economic benefits are expected to be consumed, which is typically between two and five years.

(c)   Impairment

        Assets that are subject to depreciation or amortization and financial assets are reviewed for impairment whenever an indicator of impairment exists and there are indications that the carrying value of the asset may not be recoverable. The impairment test involves initially comparing the value in use of the asset or the cash generating unit to which the asset belongs with its carrying amount. Goodwill, the "Edwards" trademark and any other intangible assets that are not subject to amortization are tested for impairment at least annually. To calculate the value in use of the asset or cash generating unit, pre-tax future cash inflows and outflows are derived from budgets and business forecasts approved by management. Pre-tax interest rates that are appropriate to the relevant countries are used to discount the future cash flows. If the carrying amount of the asset or cash generating unit exceeds the value in use, a comparison is performed to determine whether the fair value of the asset less costs to sell is higher than the carrying amount. Any impairment loss relating to the asset is recognized in the income statement in operating income.

(d)   Provisions

        Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

        Provisions for redundancy costs arising from restructuring are made where the plans are sufficiently detailed and where appropriate communication to those affected has been undertaken at the balance sheet date.

        Provisions for warranties are based on contractual arrangements with customers and experience of product performance.

(e)   Deferred Tax

        Deferred tax is provided in full using the liability method, on temporary differences arising between the tax value of assets and liabilities and their carrying amounts in the historical financial information. Such differences may result in an obligation to pay more tax or a right to pay less tax in future periods. A deferred tax asset is only recognized where it is probable that future taxable income will be available against which the temporary differences or taxable losses giving rise to the asset can be utilized. Significant judgment is required in determining the worldwide provision for deferred tax. There are many calculations for which the ultimate tax determination is uncertain, including the forecasting of future taxable income, in order to assess the likelihood of deferred tax assets crystallizing.

2.7.  Fair value of derivatives and other financial instruments

        Financial instruments are traded in an active market and their values are determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at each balance sheet date.

2.8.  Revenue recognition

        Revenue is based on the fair value of the sale of goods and services and includes the sales value of long-term contracts appropriate to their state of completion. It excludes intercompany sales between subsidiaries, VAT and similar sales-based taxes.

        The Group manufactures and sells a range of vacuum and abatement equipment. Revenue for goods is recognized when the significant risks and rewards of ownership are transferred to the customer. This is determined to be when delivery has occurred, title of the goods has passed to the purchaser and where the price is fixed or determinable and reflects the commercial substance of the transaction.

        Sales returns are not a significant business issue in the industries in which the Group operates.

        The Group provides a range of services to its customers, including maintenance service contracts and specialist engineering services. These services are provided on a time and material basis or as a fixed-price contract. Revenue from time and material contracts is recognized under the percentage-of-completion method. Revenue from fixed price contracts is also recognized under the percentage-of-completion method unless the services are provided by means of an indeterminate numbers of acts over a specified period of time, in which case revenue is recognized on a straight-line basis.

        The Group undertakes a small number of major projects for customers, providing a combination of product, service and design solutions. Revenue on long-term construction contracts is recognized on a percentage-of-completion basis. When the outcome of a contract cannot be reliably estimated, revenue is recognized only to the extent that incurred costs are recoverable. Provision is made for all losses incurred together with any foreseeable or anticipated future losses.

2.9.  Government grants

        Government grants relating to costs are recognized in the income statement over the same period as the costs to which they relate. Government grants with respect to assets acquired are amortized over the same period as the assets are depreciated. The unamortized balance is included in Non Current Trade and Other Payables.

2.10.  Interest income and interest expense

        Interest income and interest expense is recognized on a time-proportion basis using the effective interest method.

2.11.  Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses.

2.12.  Development costs

        Expenditure on developing new products and processes is recognized in the income statement unless it meets the criteria for capitalization. Development costs are capitalized where they can be measured reliably and when it is probable that the expenditure will generate future economic benefits greater than the carrying value of the asset.

        Capitalized development costs are stated at cost less accumulated amortization and impairment losses and amortized on a straight-line basis over the period in which economic benefits are expected to be consumed, which is typically between two and five years.

2.13.  Software

        Computer software and licenses are valued at cost less accumulated amortization. They are capitalized as intangible assets and written off on the straight-line basis over their useful lives, generally over a period of between 4 and 10 years.

2.14.  Other intangible assets

        Intangible assets such as trademarks, patents and customer relationships acquired as part of a business combination are capitalized separately from goodwill at their fair value at the date of acquisition.

        The Edwards trademark is considered to have an indefinite useful economic life and is, therefore, not subject to an annual amortization charge, but is subject to an impairment test.

        Other intangible assets are valued at cost less accumulated amortization. They are written off on the straight line basis over their appropriate useful economic lives, generally over a period of between 13 and 15 years.

2.15.  Property, plant and equipment

        Property, plant and equipment is stated at cost less accumulated depreciation and impairment losses. Cost includes the original purchase price of the asset and the costs attributable to bringing the asset to its working condition for its intended use.

        Property, plant and equipment acquired as part of an acquisition of a business is stated at its fair value at the date of acquisition less post-acquisition accumulated depreciation and impairment losses.

        No depreciation is charged on freehold land or construction in progress. Depreciation is charged on all other items of property, plant and equipment on the straight-line basis to write them down to their residual values over their useful lives. Straight line depreciation rates vary according to the class of asset, but are typically:

Buildings	2%-4%
Plant, machinery and vehicles	3%-25%

        Certain plant and machinery is depreciated according to hourly utilization, where this exceeds depreciation charged on a straight-line basis. This alternative basis more appropriately allocates the depreciation charge over the useful lives of the plant and equipment.

        Where finance leases have been entered into, the capital element of the obligations to the lessor is shown as part of borrowings and the rights in the corresponding assets are treated in the same way as owned property, plant and equipment.

        Assets held under finance leases are stated at an amount equal to the lower of their fair value and the present value of minimum lease payments at the inception of the lease, less accumulated depreciation and impairment losses. They are depreciated over a period, which is the lower of their useful economic life or the term of the lease.

        Any impairment in the value of property, plant and equipment, calculated by comparing the carrying value against the higher of the net realizable value or value in use, is dealt with in the income statement in the period in which it arises.

        Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized within 'Other gains/(losses)—net' in the income statement.

        Residual value and useful lives are reviewed at least at each financial period end.

2.16.  Impairment

        Assets that are subject to depreciation or amortization and financial assets are reviewed for impairment whenever an indicator of impairment exists and there are indications that the carrying value of the asset may not be recoverable. If the asset does not generate cash flows that are largely independent of those from other assets, the recoverable amount of the cash generating unit to which the asset belongs is determined. The recoverable amount of an asset or cash generating unit is the higher of the fair value less costs to sell and its value in use. Value in use is determined using the present value of cash flow forecasts. Goodwill, the Edwards trademark and any other intangible assets that are not subject to amortization are tested for impairment at least annually.

        The impairment test involves initially comparing the value in use of the cash generating unit with its carrying amount. If the carrying amount of the cash generating unit exceeds the value in use, a comparison is performed to determine whether the fair value of the asset less costs to sell is higher than the carrying amount. Any impairment loss relating to the asset is recognized in the income statement in operating income.

        To calculate the value in use of the cash generating units, pre-tax future cash inflows and outflows are derived from budgets and business forecasts approved by management. Pre-tax interest rates that are appropriate to the relevant countries are used to discount the future cash flows.

        Where the carrying value exceeds the recoverable amount, an impairment loss to write the asset down to its recoverable amount is recognized in the income statement. Impairment losses recognized in respect of cash generating units are allocated first to reduce the carrying amount of any goodwill allocated to cash generating units and then to reduce the carrying amount of the other assets in the unit on a pro-rata basis. Where non-financial assets other than goodwill suffer impairment, they are reviewed for possible reversal at each reporting date.

2.17.  Financial assets

        Financial assets are classified in the following categories:

  •
  At fair value through profit or loss; or

  •
  Loans and receivables

        The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a)   Financial assets at fair value through profit or loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified into this category if acquired principally for selling in the short-term. Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

(b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non current assets. Loans and receivables are classified as 'trade and other receivables' in the balance sheet (note 16).

2.18.  Derivative financial instruments and hedging activities

        Derivatives are initially accounted for and measured at fair value on the date the derivative contract is entered into and subsequently measured at fair value. The gain or loss on re-measurement is taken to the income statement except where the derivative is a designated cash flow hedging instrument. The accounting treatment of derivatives classified as hedges depends on their designation, which occurs on the date that the derivative contract is created. The Group designates derivatives classified as hedges as follows:

  •
  A hedge of the fair value of a recognized asset or liability (fair value hedge)

  •
  A hedge of the cash flow of a highly probable forecast transaction or commitment (cash flow hedge)

        The Group has derivatives of the following nature:

  (a)
  Currency forward contracts

  (b)
  Interest rate swaps

  (c)
  Foreign currency options

        The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedging transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether derivatives that are used in hedging transactions are highly effective in offsetting changes in fair value or cash flows of hedged items.

        Currency forward contracts and interest rate swap derivatives are cash flow hedges. Fair value gains or losses are recycled to the income statement when the maturity date of the instrument falls within the expected maturity date of the asset or liability, which is being hedged. Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item affects profit or loss (for instance when the forecast foreign currency cash is received).

        Fair value gains or losses on currency forward contracts are recycled to the income statement when their maturity date falls within the expected maturity date of the receivables.

        Fair value gains or losses on interest rate swaps are recycled to the income statement when the floating rate becomes fixed for the next quarterly maturity period.

(a)   Currency forward contracts

        The fair value of the derivatives are accounted for as follows dependent on the effectiveness of the hedge and the source of the hedge:

	Effective	Ineffective
Forecast cash flow on cash flow hedge	Hedging reserve	Other gains/(losses)—net in the Income statement
Recycling of hedging reserve	Other gains/(losses)—net in the Income statement	Other gains/(losses)—net in the Income statement

(b)   Interest rate swaps

        The fair value of the derivatives are accounted for as follows dependent on the effectiveness and source of the hedge:

	Effective	Ineffective
Forecast cash flow on cash flow hedge	Hedging reserve	Net finance income and costs
Recycling of hedging reserve	Net finance income and costs	Net finance income and costs

        Purchases and sales of hedging instruments are recognized on the trade-date—the date on which the Group commits to purchase or sell the instrument.

        When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

(c)   Foreign currency options

        Options taken out by Edwards do not qualify for hedge accounting until they are exercised. Changes in the fair value of the resulting foreign exchange forward contracts are recognized immediately in the income statement within "Other gains/(losses)—net".

2.19.  Inventories

        Inventories and work in progress are valued at the lower of cost and net realizable value. Cost where appropriate includes a proportion of overhead expenses. Cost is arrived at principally on a weighted-average basis. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.20.  Trade receivables

        Trade receivables are recognized initially at fair value and subsequently held at amortized cost. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all the amounts due under the terms of the receivables. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows. When a trade receivable is specifically uncollectible, it is written off against administrative expenses in the income statement.

2.21.  Cash and cash equivalents

        Cash and cash equivalents includes cash in hand, deposits held at call with banks, short-term highly liquid investments with original maturities of three months or less and any off-settable bank overdrafts.

2.22.  Bank deposits

        Bank deposits include cash deposited with banks with original maturity dates of more than three months.

2.23.  Assets held for sale and discontinued operations

        Non-current assets and disposal groups are disclosed separately in the balance sheet as held for sale, if they can be sold in their current state and the sale is highly probable. Assets that are classified as held for sale are measured at the lower of their carrying amount and their fair value less costs to sell. Liabilities classified as directly related to non-current assets held for sale are disclosed separately as held for sale in the liabilities section of the balance sheet.

        A business is classified as a discontinued operation when it is disposed of or when the operation meets the criteria to be classified as held for sale, if earlier. A discontinued operation is a component of the Group's business that represents a separate major line of business, geographical area of operations, or is a subsidiary acquired exclusively with a view to resale.

2.24.  Trade payables

        Trade payables are initially recognized at fair value and subsequently at amortized cost.

2.25.  Borrowings

        Borrowings are initially stated at fair value, any difference between the proceeds (net of transaction costs) and the redemption value is recognized in the income statement over the period of the borrowings using the effective interest method. Transaction costs are amortized over the period of the loan.

        Borrowings are classified as current liabilities unless there is an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

2.26.  Leases

        Assets held under finance leases, which are leases where substantially all the risks and rewards of ownership of the asset have transferred to the Group, are capitalized in the balance sheet and depreciated over the shorter of the lease term or their useful lives.

        The capital elements of future obligations under finance leases are included in liabilities in the balance sheet and analyzed between current and non-current amounts. Payments under finance leases are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. The finance charge is included in finance costs in the income statement.

        Leases where the lessor retains substantially all the risks and rewards of ownership are classified as operating leases.

        Payments made under operating leases are recognized in the income statement on a straight-line basis over the period of the lease.

2.27.  Taxation

        Tax on the income or loss for the year comprises current and deferred taxes.

        Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

        Deferred tax is provided in full using the liability method, on temporary differences arising between the tax value of assets and liabilities and their carrying amounts in the historical financial information. Such differences may result in an obligation to pay more tax or a right to pay less tax in future periods.

        A deferred tax asset is only recognized where it is probable that future taxable income will be available against which the temporary differences or taxable losses giving rise to the asset can be utilized.

        Deferred tax is measured using tax rates that have been enacted, or substantially enacted, by the balance sheet date and are expected to apply when the asset is realized or the liability is settled.

        Deferred tax assets and liabilities are only offset where there is a legally enforceable right to offset when they relate to taxes levied by the same tax authority and they are expected to be settled on a net basis.

2.28.  Employee benefits

        The Group operates a number of defined contribution retirement benefit schemes. The cost of providing benefits under these schemes is charged to operating income as the costs fall due or become payable.

        The Group's defined benefit retirement benefit schemes are immaterial.

        The present value of other post-retirement obligations, including early retirement benefits, depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the total future provision include the discount rate. Any changes in this assumption will impact the carrying value of post-retirement obligations.

        The Group determines the appropriate discount rate at the end of each year. This is the interest rate that should be used to determine the present value of estimated future cash outflows expected to be required to settle the post-retirement obligations. In determining the appropriate discount rate, the Group considers the interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related post-retirement obligation.

2.29.  Share Based Compensation

        The Group operates both equity-settled and cash-settled, share based compensation plans. Under the equity-settled plans the entity receives services from employees as consideration for equity instruments (options) of the Group. Under the cash-settled plans the entity receives services from employees as consideration for the grant of share appreciation rights (SARs). The fair value of the employee services received in exchange for the grant of the options or SARs is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options and SARs granted excluding the impact of service vesting conditions and including the impact of non-vesting conditions.

        Service conditions are included in assumptions about the number of options that are expected to vest. The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied.

        When options are exercised, the Company issues new shares. The proceeds received net of any directly attributable transaction costs are credited to share capital (nominal value) and share premium.

        When the SARs are exercised the Company will make cash payments based on the increase in the Company's share price from the SARs' exercise prices to the market price on the exercise date.

2.30.  Provisions

        Provisions are made when an obligation exists for a future liability in respect of a past event and where the amount of the obligation can be reliably estimated.

        Provisions for redundancy costs arising from restructuring are made where the plans are sufficiently detailed and where appropriate communication to those affected has been undertaken at the balance sheet date.

        Provisions for warranties are based on contractual arrangements with customers and experience of product performance.

        Provisions for the costs of decommissioning items of property, plant and equipment are made when an obligation exists. The amount of the provision is added to the cost of the relevant asset and written off as part of the total cost.

        Provisions are discounted to their present value where the impact of the time value of money is material.

2.31.  Share capital

        Ordinary shares are classified as equity. Preference shares are classified as equity instruments in accordance with IAS 32 because their terms do not confer a contractual obligation to deliver cash or another financial asset. The payment of dividends is at the Company's discretion. The shares in Edwards Holdco Limited were restructured in the year ended December 31, 2011. The shares in Edwards Group Limited were restructured immediately prior to the consummation of the IPO in May 2012. Please see Note 26 for the revised structure.

2.32.  Restructuring and transaction costs

        Restructuring and transaction costs are exceptional items which, in our management's judgment, are best disclosed separately by virtue of their size, nature or incidence in order to provide a proper understanding of our results of operations and financial condition. Restructuring and transaction costs include:

  •
  Restructuring Costs.  Restructuring costs have varied by period, but have included business optimization expenses and restructuring charges and reserves (including retention and severance costs, systems establishment costs, excess early retirement charges, contract termination costs and costs to consolidate facilities and relocate employees).

  •
  Transaction Costs.  Transaction costs include management consulting, monitoring transaction and advisory fees and related expenses paid to Principal Shareholders in the period before the IPO, transaction costs and cash expenses incurred directly in connection with any investment, equity issuance, debt issuance or refinancing and any other non cash charges.

3.     Segment information

        Management has determined the operating segments based on the reports reviewed by the board that are used to make strategic decisions.

        The board is the chief operating decision maker and manages the business as a single segment.

        The Group operates as a single segment but reviews its revenue for its addressable market in four market sectors. The breakdown of external revenue on this basis is shown below:

Revenue from external customers

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
General Vacuum	142.3	172.0	168.9
Semiconductor	235.0	253.6	222.3
Emerging Technologies	115.4	120.2	41.8
Services	148.3	154.7	162.3

Total external revenue	641.0	700.5	595.3

        Revenue of approximately £79.8 million (2011: £95.1 million; 2010: £96.8 million) is derived from a single customer, Samsung Electronics Co., Ltd.

        The breakdown of revenue from external customers and non-current assets (other than financial instruments and deferred tax assets) by geographical region are shown below:

Revenue from external customers by geographical destination

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
United Kingdom	36.9	20.8	20.4
Europe (excluding United Kingdom)	64.5	95.7	80.0
Americas	162.1	198.5	183.1
South Korea	141.1	134.8	110.2
Japan	91.1	98.3	73.6
Taiwan	58.4	52.1	60.5
China	57.0	72.8	42.9
Other Asia	29.9	27.5	24.6

Total external revenue	641.0	700.5	595.3

Non-current assets (other than financial instruments and deferred tax assets)

	Year ended December 31,
	2011	2012
	(£ millions)	(£ millions)
United Kingdom	132.4	127.3
Europe (excluding United Kingdom)	67.8	65.8
Americas	22.7	22.6
South Korea	131.1	135.4
Japan	188.7	155.8
Taiwan	16.0	15.9
China	3.4	5.0
Other Asia	1.7	1.7

Total non-current assets	563.8	529.5

4.     Expenses by nature

        Expenses by nature is disclosed for continuing activities and does not include discontinued activities.

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Raw materials and consumables used	306.4	329.9	255.7
Changes in inventories of raw materials, work in progress and finished goods	(26.1)	(20.4)	9.6
Operating lease payments	3.7	4.3	4.7
Depreciation	14.1	16.9	17.0
Amortization	18.0	17.9	18.3
Distribution costs	21.1	29.5	20.0
Employee benefits costs	129.3	153.5	136.0
Share based compensation expenses	—	—	1.1
Restructuring costs	39.9	14.5	11.6
Transaction costs	3.8	9.2	2.4
Other administrative and distribution expenses	57.2	46.3	53.8

Total cost of sales and administrative expenses	567.4	601.6	530.2

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Cost of sales	395.4	442.6	385.2
Administrative expenses	172.0	159.0	145.0

Total cost of sales and administrative expenses	567.4	601.6	530.2

5.     Operating income

        Group operating income for continuing activities includes government grants and fees to auditors.

5.1.  Government grants

        Government grants were received by the Group in the year of £0.3 million (2011: £3.7 million, 2010: £0.1 million). The grants were credited to the Income Statement as the related costs were incurred.

5.2.  Fees to auditors

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Fees payable to the Company's auditors and its associates:
—services normally provided in connection with statutory and regulatory filings	—	—	0.3
—audit of the Company's subsidiaries pursuant to legislation	0.4	0.6	0.6
—fees in respect of LSE (2011) and NASDAQ (2011 and 2012)	—	2.0	0.6
—all other services	0.4	0.1	0.1

Total fees to auditors	0.8	2.7	1.6

        In 2012 fees were payable to the Company's auditors for services received in preparation for the successful listing on NASDAQ.

        In 2011 fees were payable to the Company's auditors for services received in preparation for listing on the London Stock Exchange ("LSE") and listing on NASDAQ. In April 2011, Edwards decided not to proceed with its IPO on the LSE.

6.     Directors' remuneration

        The aggregate remuneration paid or due to be paid to directors of the Company during the year was as follows:

	Year ended December 31,
	2010	2011	2012
	(£ thousand)	(£ thousand)	(£ thousand)
Salaries and benefits	919	750	793
Bonuses payable for the year	820	428	—
Company contributions to pension schemes	143	75	77
Shares and share options	—	—	195
Termination payment to a former director	524	669	—
Fees to non-executive directors	65	256	151

Total	2,471	2,178	1,216

        Details of transactions with directors are disclosed in note 31 Related Party Transactions.

7.     Employee numbers and costs

        Average employee numbers by activity and costs represent continuing activities and do not contain discontinued operations.

Employee numbers

	Year ended December 31,
By activity:	2010	2011	2012
	number	number	number
Manufacturing and service	1,743	2,031	2,076
Selling and distribution	470	551	583
Administration	586	645	717

Total	2,799	3,227	3,376

Employment costs

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Wages and salaries	103.0	127.7	114.3
Social security costs	15.5	18.6	15.2
Shares and share options granted to directors and employees (notes 27 and 28)	—	—	1.1
Other pension costs	10.8	7.2	6.5

Total	129.3	153.5	137.1

        Group companies operate various pension schemes for employees to participate in retirement programmes tailored to suit local conditions. The schemes are generally funded through payments to insurance companies and are defined contribution schemes. A defined contribution scheme is a plan under which the Group pays fixed contributions into a separate entity. Under the various defined contribution schemes, the Group has no legal or constructive obligations to pay further contributions if the relevant fund does not hold sufficient assets to pay all employees the benefits relating to employee service in current periods and prior periods. The Group's defined benefit schemes are immaterial.

8.     Other gains/(losses)—net

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Other income	1.5	0.7	0.3
Net foreign exchange gains/(losses) on operating activities	0.9	2.7	(2.1)

Total	2.4	3.4	(1.8)

9.     Finance income and costs—net

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Interest income on short-term bank deposits	0.6	0.7	0.8
Foreign exchange gains/(losses) on bank term loans	(12.1)	(4.9)	17.8
Foreign exchange gains/(losses) on intra-group funding loans	29.5	5.4	(14.4)
Foreign exchange gains/(losses) on finance leases	—	(0.3)	0.3
Foreign exchange gains on currency options	1.2	—	—
Fair value losses on financial instruments—interest rate swaps	(8.6)	(2.2)	(2.9)
Interest on bank borrowings	(14.6)	(24.5)	(24.2)
Provisions—unwinding of discounts	—	(2.9)	(1.1)
Unused facility fee	(0.4)	(0.3)	(0.3)
Amortized cost of bank term loan fees	(1.0)	(3.3)	(2.7)
Accretion of vendor loan note	(6.1)	(0.2)	—

Net finance income and costs	(11.5)	(32.5)	(26.7)

10.   Income tax (expense)/credit

10.1.  The tax charge for the year comprised:

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Current tax expense
Current year	(9.2)	(7.9)	(6.9)
Withholding tax	(1.2)	(1.3)	(3.5)
Adjustments for prior years	0.2	3.1	2.3

Total corporate tax charge	(10.2)	(6.1)	(8.1)

Deferred tax (note 25)
Remeasurement of opening balances due to tax rate changes	—	2.0	2.1
Origination and reversal of temporary differences—current year	(8.2)	(6.4)	7.4
Origination and reversal of temporary differences—prior year	5.7	(3.1)	1.1

Total deferred tax (charge)/credit	(2.5)	(7.5)	10.6

Total tax (charge)/credit in income statement from continuing activities	(12.7)	(13.6)	2.5

        The tax assessed for the year differs from the standard rate of corporation tax in the United Kingdom of 24.5 percent (2011: 26.5 percent; 2010: 28 percent). The differences are explained below.

10.2.  Reconciliation of effective tax rate:

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Income before tax	64.5	69.8	36.6

Tax charge using the United Kingdom corporation tax rate of 28%/26.5%/24.5%	(18.1)	(18.5)	(9.0)
Non-deductible expenses and double tax relief	(2.3)	(1.6)	5.0
Tax holidays and grants	—	6.0	7.7
Effect of higher/lower tax rates of subsidiaries operating in other jurisdictions	(1.7)	(3.3)	1.4
Adjustments to opening deferred tax due to changes in tax rates	—	2.0	2.1
Adjustments to current deferred tax due to changes in tax rates	—	6.2	(0.4)
Withholding tax	(1.2)	(1.3)	(3.5)
Losses for which no deferred tax asset was previously recognized	4.7	(3.0)	(4.2)
Other	—	(0.1)	—
Over provided in prior years	5.9	—	3.4

Total tax (charge)/credit	(12.7)	(13.6)	2.5

        The tax rates used to calculate the 2012 corporation tax charge were 24.5 percent (2011: 26.5 percent) in the United Kingdom, 45 percent (2011: 50 percent) in the United States, 19 percent (2011: 19 percent) in the Czech Republic, 37.8 percent (2011: 40.5 percent) in Japan and 22 percent (2011: 24.2 percent) in South Korea.

        In the year ended December 31, 2012 the Group recorded a tax credit of £2.5 million on income before tax of £36.6 million which gives an effective tax rate for the year of (6.8) percent. The tax credit includes a credit of £2.1 million which has primarily arisen on the remeasurement of the opening deferred tax liabilities of the United Kingdom, United States, South Korean and Japanese assets originally recorded as part of the acquisition of the Group from Linde-BOC in 2007. The rates used to calculate the deferred tax in these units at the end of 2012 were 23 percent (2011: 25 percent) in the United Kingdom, 45 percent (2011: 35 percent) in the United States, 22 percent (2011: 25 percent) in South Korea and 35 percent (2011: 41 percent) in Japan. Of the prior year corporation tax credit of £2.3 million, £1.6 million arose in the United Kingdom and relates to additional deductions for research and development, interest and restructuring and transaction costs.

        The tax charge on current year income was £3.0 million which gives an effective tax rate of 8.2 percent. This includes a £2.9 million credit for tax holidays and grants given by the South Korean and Czech tax authorities. The South Korean tax holiday commenced in 2011 and income from the new manufacturing business in South Korea will be tax free for five years and then taxed at 50 percent of the statutory rate for the following two years. In 2010 the Czech entity qualified for a tax credit of £2.7m which by the end of 2012 had been fully received. Excluding these tax credits, the effective tax rate on current year income for the year ended December 31, 2012 would have been 16.1 percent. In addition, this rate would have been a further 5 percentage point higher at 21.2 percent if the tax credit and loss incurred by Japan were excluded.

11.   Earnings per share

A.    Basic

        Basic earnings per share is calculated by dividing the net income attributable to ordinary share holders of the Company by the weighted average number of ordinary shares in issue during the year.

B.    Diluted

        Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Company issued 1,250 thousand share options and 2,149 thousand sharesave options in 2012 (2011: nil; 2010: nil) which could potentially dilute the basic earnings per share in the future, but as they are not dilutive at December 31, 2012 the diluted earnings per share is equal to the basic earnings per share.

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Earnings
Net income from continuing operations attributable to owners of Edwards Group Limited	51.8	56.2	39.1
Net income from discontinued operations attributable to owners of Edwards Group Limited	0.3	—	—

	Year ended December 31,
	2010	2011	2012
The number of ordinary shares in issue immediately before the IPO (thousands)	—	—	100,348
The number of ordinary shares issued in the IPO (thousands)	—	—	12,500
The number of ordinary shares in issue restated following recapitalization in 2012 (thousands)	100,348	100,348
The weighted average number of ordinary shares in issue (thousands)	100,348	100,348	108,408

	(pence)	(pence)	(pence)
Basic and diluted earnings per share from continuing operations	51.62	56.00	36.07

	(pence)	(pence)	(pence)
Basic and diluted earnings per share from discontinued operations	0.30	—	—

12.   Goodwill

Gross book value	(£ millions)
At December 31, 2010	215.8
Exchange adjustment	4.6

At December 31, 2011	220.4
Exchange adjustment	(15.4)

At December 31, 2012	205.0

        The carrying value of goodwill is tested at least annually for impairment. Edwards operates as a single segment business and assesses impairment on that basis, although the underlying goodwill is recorded in multiple currencies. The impairment test in accordance with IAS 36 compares the carrying amount with the recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use.

        The value in use is the present value of future cash flows expected to be derived by Edwards. Future cash flows are based on three to six year business plans and beyond that timeframe are extrapolated by applying flat growth rates to perpetuity reflecting the expected long-term growth in the markets. The cash flows obtained are discounted using appropriate rates for the mix of forecast business.

        The discount rate used for impairment testing in 2012 was 7.3 percent (2011: 9.9 percent) a blended rate based on the key territories, and the perpetuity growth rate was 2.0 percent (2011: 2.0 percent).

        A sensitivity analysis of the impairment model using assumptions considered management's reasonable worst case scenario was performed and this did not give rise to impairment.

13.   Intangible assets

	Patents and trademarks	Customer relationships	Software	Development costs	Other intangibles	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Cost
At December 31, 2010	90.1	121.7	24.7	39.2	4.9	280.6
Additions during the year	1.1	—	4.1	7.3	—	12.5
Exchange adjustment	1.0	3.2	(0.2)	0.7	0.1	4.8

At December 31, 2011	92.2	124.9	28.6	47.2	5.0	297.9
Additions during the year	1.3	—	3.7	6.7	—	11.7
Reclassifications	0.2	—	—	(0.2)	—	—
Exchange adjustment	(3.2)	(7.9)	(0.3)	(2.1)	(0.1)	(13.6)

At December 31, 2012	90.5	117.0	32.0	51.6	4.9	296.0

Accumulated amortization
At December 31, 2010	(7.0)	(29.1)	(19.6)	(12.1)	(4.6)	(72.4)
Provided during the year	(2.1)	(8.2)	(1.9)	(5.7)	—	(17.9)
Exchange adjustment	—	(0.8)	0.2	(0.6)	—	(1.2)

At December 31, 2011	(9.1)	(38.1)	(21.3)	(18.4)	(4.6)	(91.5)
Provided during the year	(2.5)	(8.0)	(1.5)	(6.3)	—	(18.3)
Exchange adjustment	0.1	2.6	0.3	1.5	—	4.5

At December 31, 2012	(11.5)	(43.5)	(22.5)	(23.2)	(4.6)	(105.3)

Net Book Value
At December 31, 2011	83.1	86.8	7.3	28.8	0.4	206.4
At December 31, 2012	79.0	73.5	9.5	28.4	0.3	190.7

        At December 31, 2012 the Group had contractual commitments of £0.7 million (2011: £nil) for the acquisition of intangible assets. The £18.3 million (2011: £17.9 million) amortization charge was included in administrative expenses. Included in this charge is the amortization of assets acquired under purchase price accounting ("PPA amortization") of £10.2 million (2011: £10.2 million).

        The Edwards trademark £61.1 million (2011: £64.4 million) has been effectively in existence since 1919 and management assume it will continue for the foreseeable future and therefore is considered to have an indefinite useful economic life and its carrying value is tested at least annually for impairment. Geographical cash generating units ("CGUs") were identified on acquisition at May 31, 2007 and the trademark was allocated to each CGU according to future benefits to be derived by each CGU. Restructuring activities since the acquisition have significantly altered the CGU assumptions underlying this allocation. Edwards operates as a single segment business and assesses impairment on that basis. The impairment test in accordance with IAS 36 compares the carrying amount with the recoverable amount. The recoverable amount is the higher of an asset's fair value less cost to sell and value in use.

        The value in use is the present value of future cash flows expected to be derived by Edwards. Future cash flows are based on three to six year business plans and beyond that timeframe are extrapolated by applying flat growth rates to perpetuity reflecting the expected long term growth in the markets. The cash flows obtained are discounted using appropriate rates for the mix of forecast business. The discount rate used for impairment testing in 2012 was 7.3 percent (2011: 9.9 percent) a blended rate based on key territories and the perpetuity growth rate in 2012 was 2.0 percent (2011: 2.0 percent).

        A sensitivity analysis of the impairment model to the underlying assumptions was performed and the impairment conclusions were not impacted.

14.   Property, plant and equipment

	Land and buildings	Plant, machinery and vehicles	Construction in progress	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Cost
At December 31, 2010	52.0	83.8	31.7	167.5
Capital expenditure	6.7	15.8	18.6	41.1
Disposals	(3.7)	(0.8)	(0.3)	(4.8)
Reclassifications	17.6	18.5	(36.1)	—
Exchange adjustment	—	(2.0)	0.5	(1.5)

At December 31, 2011	72.6	115.3	14.4	202.3
Capital expenditure	—	4.4	12.3	16.7
Disposals	(4.3)	(0.3)	(0.1)	(4.7)
Reclassifications	0.3	13.9	(14.2)	—
Exchange adjustment	(1.0)	(1.1)	(2.6)	(4.7)

At December 31, 2012	67.6	132.2	9.8	209.6

Accumulated Depreciation
At December 31, 2010	(13.2)	(45.0)	—	(58.2)
Provided during the year	(2.3)	(14.6)	—	(16.9)
Disposals	1.4	0.2	—	1.6
Exchange adjustment	0.8	0.4	—	1.2

At December 31, 2011	(13.3)	(59.0)	—	(72.3)
Provided during the year	(2.1)	(14.9)	—	(17.0)
Disposals	—	0.1	—	0.1
Reclassifications	0.9	(0.9)	—	—
Impairment	2.7	0.4	—	3.1
Exchange adjustment	0.6	1.8	—	2.4

At December 31, 2012	(11.2)	(72.5)	—	(83.7)

Net Book Value
At December 31, 2011	59.3	56.3	14.4	130.0
Owned assets	55.2	48.5	14.4	118.1
Leased assets	4.1	7.8	—	11.9

At December 31, 2012	56.4	59.7	9.8	125.9
Owned assets	52.7	53.7	9.8	116.2
Leased assets	3.7	6.0	—	9.7

        The property, plant and equipment of certain subsidiaries of the Group are pledged as security for the bank term loans (note 20.2). The depreciation charge includes £1.6 million (2011: £1.4 million) relating to leased assets.

        An impairment charge in the year ended December 31, 2010 of £6.8 million was incurred. The impairment related to assets at the Shoreham and Burgess Hill sites in the United Kingdom and various sites in the United States following restructuring announcements. The impairment charge is net of expected proceeds which were based upon external valuations. During the year ended December 31, 2012 one of the buildings in Shoreham was sold and £3.1 million of the impairment charge was released and is included in administrative expenses.

        As at December 31, 2012, the Group had contractual commitments of £2.8 million (2011: £6.1 million) for the acquisition of property, plant and equipment.

        During the year a £2.8 million capital grant was received towards the cost of the new factory in the Czech Republic and net proceeds of £2.1 million were received from the disposal of one of the buildings at the Shoreham site in the United Kingdom and the impairment provision reversed.

15.   Inventories

	2011	2012
	(£ millions)	(£ millions)
Raw materials	33.3	23.8
Work in progress	6.4	6.3
Finished goods	66.1	63.7

	105.8	93.8

        Inventories include £20.0 million (2011: £20.4 million) stated at their net realizable value and £73.8 million (2011: £85.4 million) stated at cost.

        The total amount of inventories recognized as an expense in the year to December 31, 2012 was £292.2 million (2011: £353.3 million). Inventories written off in the year were £3.3 million (2011: £3.2 million).

        Inventories of certain subsidiaries of the Group are pledged as security for bank term loans (note 20.2).

16.   Trade and other receivables

	2011	2012
	(£ millions)	(£ millions)
Trade receivables	108.9	80.0
Less: provision for impairment of trade receivables	(3.7)	(1.6)

Trade receivables—net	105.2	78.4
Prepayments	3.5	2.8
Other receivables	23.7	12.8

Other receivables (current)	27.2	15.6

Trade and other receivables (current)	132.4	94.0

Other receivables (non-current)	7.0	7.9

Total trade and other receivables	139.4	101.9

        Impairment losses on trade receivables during 2012 were £2.2 million (2011: £2.7 million).

        The carrying amount of trade and other receivables is deemed to approximate to their fair value.

        Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Group's products and services are sold, as well as their dispersion across many different geographical areas. As a result, the Group does not believe it has any significant concentrations of credit risk as at December 31, 2012 or December 31, 2011.

        As of December 31, 2012, trade receivables of £14.3 million (2011: £23.4 million) were past their due date but were not impaired. The ageing analysis of these trade receivables is as follows:

	2011	2012
	(£ millions)	(£ millions)
Up to three months	16.0	11.6
Three months to one year	7.4	1.7
One to five years	—	1.0

Total	23.4	14.3

        At December 31, 2012, trade receivables of £0.6 million (2011: £0.3 million) had renegotiated terms otherwise they would have been past due.

        The carrying amounts of trade and other receivables are denominated in the following currencies:

	2011	2012
	(£ millions)	(£ millions)
United Kingdom Pound Sterling	11.7	7.7
US Dollar	40.8	32.3
Japanese Yen	28.7	16.3
Euro	13.2	11.6
South Korean Won	26.3	16.7
Other currencies	18.7	17.3

	139.4	101.9

        Trade and other receivables of certain subsidiaries of the Group are pledged as security for bank term loans (note 20.2).

        Movements on the Group provision for impairment of trade receivables are as follows:

(£ millions)
At December 31, 2010	2.3
Provision for receivables impairment	2.7
Unused amounts reversed	(0.3)
Exchange adjustment	(1.0)

At December 31, 2011	3.7
Provision for receivables impairment	2.2
Receivables written off during the year as uncollectible	(2.7)
Unused amounts reversed	(1.6)
Exchange adjustment	—

At December 31, 2012	1.6

17.   Cash and cash equivalents

	2011	2012
	(£ millions)	(£ millions)
Cash at bank and in hand	91.8	98.2

18.   Non-current assets held for sale and disposal groups

        No disposal groups have been approved for disposal by the board.

  Discontinued activities

	Year ended December 31,
	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Revenue	3.9	—	—
Income before taxation	0.4	—	—
Taxation	(0.4)	—	—

Income after taxation on trading	—	—	—
Income/(loss) on sale of businesses	0.3	—	—

Net Income from discontinued activities	0.3	—	—

        The business and assets of Edwards Chemical Management Europe Limited ("ECMEL") were sold on August 31, 2010.

19.   Trade and other payables

19.1.  Current

	2011	2012
	(£ millions)	(£ millions)
Trade payables	84.3	48.5
Deposits and advance payments by customers	11.4	5.7
Payroll and other taxes, including social security	17.5	9.7
Accrued expenses	26.4	22.4
Other payables	4.2	1.3

	143.8	87.6

19.2.  Non-current

	2011	2012
	(£ millions)	(£ millions)
Other payables	0.2	0.3
Unamortized capital grant	—	3.0

	0.2	3.3

        The carrying amount of trade and other payables is deemed to approximate to their fair value.

20.   Borrowings and finance leases

20.1.  Analysis

	2011 Current	2011 Non-current	2012 Current	2012 Non-current
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Bank term loans	4.5	438.2	4.3	351.3
Unamortized fees relating to the bank term loans	(2.0)	(5.6)	(1.4)	(3.5)
Other loans	0.5	14.7	0.6	10.2
Finance leases	1.7	4.3	0.5	3.6

Total borrowings and finance leases	4.7	451.6	4.0	361.6

20.2.  Bank term loans

        Bank loans comprise two term loans extended under "First and Second Lien Credit Agreements."

        On February 22, 2011 the First Lien Credit Agreement was amended and restated, increasing the borrowings under the First Lien Credit Agreement by £173.1 million (US$280 million). On the same day, the proceeds were used to repay the Second Lien debt plus interest of £119.9 million (US$193.9 million) and arrangement fees of £7.3 million (US$11.9 million).

        As security for the First Lien Credit Agreement, certain members of the Group have given a floating charge over their assets. This includes Edwards (Cayman Islands I) Ltd, Edwards (Cayman Islands II) Ltd, Edwards UKCo 2 Ltd, Edwards Ltd., Edwards US Holdco Ltd, Edwards Holdco 1 Inc, Edwards Vacuum Inc, Edwards Japan Limited, Edwards Korea Ltd, Edwards Vacuum Ltd, Edwards Chemical Management Europe Ltd, Edwards High Vacuum International Ltd and Edwards s.r.o. It is a full security package as set out in the First and Second Lien Credit Agreements being security over shares, receivables, inventory, intellectual property, real estate, equipment and machinery. The companies whose shares have been pledged include subsidiaries in China, Italy, Singapore, Taiwan and Germany. The loan is repayable at US$6.9 million per annum until 2016 when the bulk of the balance matures. As a result of the February amendment and restatement, the maturity of our term loans was bifurcated, with US$13.7 million maturing on May 31, 2014 and US$645.3 million maturing on May 31, 2016. On May 16, 2012 following the IPO £53.9m of the borrowings under the First Lien Credit Agreement were repaid and a further £10.0m was repaid in December 2012.

        On March 26, 2013, we entered into an amendment and restatement agreement to the First Lien Credit Agreement. The amendment, among other things, refinanced and replaced the Company's existing credit facilities with a $560 million term loan facility and a $90 million revolving facility which is undrawn, and extended the maturity date of the term loan facility and the revolving facility to March 31, 2020 and March 31, 2018, respectively. In connection with the amendment we repaid an $11.5 million tranche of the term loan due in May 2014.

        There were not any conditions or events which would constitute an Event of Default or Default as defined in the First and Second Lien Credit Agreements during the years ended, or at, December 31, 2012 and December 31, 2011.

20.3.  Vendor Loan Note

        The Vendor Loan Note was repaid including interest of £50.3 million on February 24, 2011.

20.4.  Other loans

        Other loans is a mortgage of the manufacturing facility in South Korea of £4.6 million in 2012 (2011: £8.4 million) and a mortgage of the manufacturing facility in the Czech Republic of £6.2 million in 2012 (2011: £6.8 million).

20.5.  Finance leases

	2011	2012
	(£ millions)	(£ millions)
Future finance lease minimum lease payments
—less than one year	2.1	0.8
—one to five years	4.9	4.0

Total future finance lease minimum lease payments	7.0	4.8
Future finance charges	(1.0)	(0.7)

Present value of finance lease minimum lease payments	6.0	4.1

20.6.  Reconciliation of net debt

	As at January 1, 2011	Cash flow	Other non-cash movements	Exchange movements	At December 31, 2011
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At December 31, 2011
Cash and cash equivalents	161.0	(67.7)	—	(1.5)	91.8

Bank term loans	(387.1)	(50.4)		(5.2)	(442.7)
Unamortized fees relating to bank term loans	3.5	7.4	(3.3)	—	7.6
Vendor Loan Note	(50.0)	50.2	(0.2)	—	—
Finance leases	(1.6)	(4.0)	—	(0.4)	(6.0)
Other loans	(7.7)	(8.4)	—	0.9	(15.2)

Total borrowings and finance leases	(442.9)	(5.2)	(3.5)	(4.7)	(456.3)

Net debt	(281.9)	(72.9)	(3.5)	(6.2)	(364.5)

	As at January 1, 2012	Cash flow	Other non-cash movements	Exchange movements	At December 31, 2012
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At December 31, 2012
Cash and cash equivalents	91.8	6.9		(0.5)	98.2
Bank deposits	—	2.1	—	(0.1)	2.0

Cash at bank	91.8	9.0	—	(0.6)	100.2
Bank term loans	(442.7)	69.3	—	17.8	(355.6)
Unamortized fees relating to bank term loans	7.6	—	(2.7)	—	4.9
Finance leases	(6.0)	1.6	—	0.3	(4.1)
Other loans	(15.2)	4.5	—	(0.1)	(10.8)

Total borrowings and finance leases	(456.3)	75.4	(2.7)	18.0	(365.6)

Net debt	(364.5)	84.4	(2.7)	17.4	(265.4)

        The carrying amounts of the Group's borrowings are denominated in the following currencies:

	2011	2012
	(£ millions)	(£ millions)
United Kingdom Pound	(7.6)	(4.9)
US Dollar	448.3	359.4
Japanese Yen	0.4	0.3
South Korean Won	8.4	4.6
Czech Crown	6.8	6.2

Total	456.3	365.6

        The Group has the following undrawn borrowing facilities after excluding performance guarantees:

	2011	2012
	(£ millions)	(£ millions)
Floating rate:
—Expiring beyond one year	37.8	54.1

Total	37.8	54.1

        All of the undrawn borrowing facilities are with respect to secured facilities as outlined in section 20.2 above.

20.7.  Other

        Interest is charged at variable rates but a number of floating to fixed interest rate swaps are in place. As of December 31, 2012, 69% of our debt under the First Lien Credit Agreement was hedged to May 2014, 40% from June 2014 to November 2014, and 22% from December 2014 to May 2016.

        The exposure of the Group's borrowings to interest rate changes and the contractual repricing dates at the balance sheet date are as follows:

	2011	2012
	(£ millions)	(£ millions)
Six months or less	451.1	360.2

21.   Fair value of derivative financial instruments

	2011		2012
	Current	Non-current Due in 1 to 5 years	Current	Non-current Due in 1 to 5 years
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Forward foreign exchange contracts
—cash flow hedges	0.4	—	4.0	2.3
—fair value hedges	0.4	—	1.2	—

Total Assets	0.8	—	5.2	2.3

Interest rate swaps—cash flow hedges	(2.7)	—	(4.5)	(5.1)
Forward foreign exchange contracts
—cash flow hedges	(5.4)	(6.5)	(2.3)	(0.6)
—fair value hedges	(1.5)	(4.0)	(0.6)	—

Total Liabilities	(9.6)	(10.5)	(7.4)	(5.7)

        Derivatives are classified as a current asset or liability if the maturity of the hedged item is less than 12 months. The full fair value of a hedging derivative is classified as a non-current asset or liability if the remaining maturity of the hedged item is more than 12 months.

        The fair value of the derivative financial instruments is determined by taking observable inputs as at the reporting date, such as current spot and forward forex points, interest rates and yield curves, and calculating the net present value of the difference in cash flows between the contracted and latest market derived values. The fair values are based on exit pricing, assuming an orderly market, and taking corporate and counterparty credit risk into account.

21.1.  Forward foreign exchange contracts

        Forward foreign exchange contracts hedging forecast cash flows are designated as such at inception and are deemed highly effective and the changes in fair value of them has been deferred to the hedging reserve.

        The notional principal amounts of the outstanding forward foreign exchange contracts at December 31, 2012 were £213.0 million (2011: £290.1 million).

        The hedged forecast transactions denominated in foreign currency are expected to occur at various dates up to 24 months from the balance sheet date.

21.2.  Interest rate swaps

        The Group uses interest rate swaps to manage its exposure to interest rate risk on its loans by swapping these loans from floating to fixed rates. The profile of these interest rate swaps is as follows:

        At December 31, 2012

Period	Notional amount	Payable US$ Interest rate	Receivable US$ Interest rate
	(£ millions)%		%
Nov 30, 2011 to May 31, 2014	184.6	1.8900	3 Month LIBOR
Nov 30, 2012 to Nov 30, 2014	61.5	2.8720	3 Month LIBOR
May 31, 2014 to May 31, 2016	76.9	2.2500	3 Month LIBOR

        At December 31, 2011

Period	Notional amount	Payable US$ Interest rate	Receivable US$ Interest rate
	(£ millions)%		%
Nov 30, 2011 to May 31, 2014	193.0	1.8900	3 Month LIBOR
Nov 30, 2012 to Nov 30, 2014	64.0	2.8720	3 Month LIBOR
May 31, 2014 to May 31, 2016	80.0	2.2500	3 Month LIBOR

22.   Financial risk management

Financial risk factors

        The Group is exposed to market risk, credit risk and liquidity risk in the course of its operating activities. The Group's overall risk management strategy focuses on minimizing the potential adverse effects of these financial risk factors. The Group uses derivative financial instruments to hedge certain risk exposures.

        Financial risk management is carried out by the Treasury function under policies approved by the board of directors and overseen by the board. The Treasury function identifies, evaluates and hedges financial risk on behalf of the entities as a whole. The board provides written principles for overall financial risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, derivative financial instruments and investment of excess liquidity.

(a)   Market risk

(i)    Foreign exchange risk

        The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the US dollar, the Euro, the Japanese Yen, the United Kingdom Pound Sterling, the South Korean Won and the Czech Crown. The Group is exposed to transactional foreign exchange risk when a Group subsidiary enters into a sales or purchasing transaction in a currency other than the subsidiary's functional currency.

        The board's policy requires the Treasury function to manage the majority of foreign exchange risk. Treasury manages exposures on both recognized and expected exchange exposures in the normal course of business. The Group actively seeks to mitigate these exposures over a two-year period through a hedging programme.

Sensitivity analysis

        Throughout 2012, if the US Dollar had strengthened/weakened by 5 percent (2011: 5 percent) against the Pound Sterling, the Euro, the Japanese Yen, and the South Korean Won with all other variables held constant, income after taxes for the period would have been £4.2 million (2011: £4.5 million) higher/lower, mainly as a result of foreign exchange gains/losses on the translation of US Dollar denominated trade receivables and payables. Other components of equity would have been £2.5 million (2011: £5.2 million) higher/lower as the result of the above. Exposure to other currencies is deemed not material.

(ii)   Cash flow and fair value interest rate risk

        The Group's interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Group to cash flow interest rate risk. Group policy is to hedge interest rate risk with interest rate swaps, subject to the availability of banking facilities.

        The Group analyzes its interest rate exposure on a regular basis. Various scenarios are considered including renewal of existing positions and hedging. The Group manages its cash flow interest rate risk by using floating-to-fixed interest rate swaps. Such interest rate swaps have the economic effect of converting borrowings from floating rates to fixed rates. Under the interest rate swaps, the Group agrees with other parties to exchange, at specified intervals (primarily quarterly), the difference between fixed contract rates and floating-rate interest amounts calculated by reference to the agreed notional amounts.

Sensitivity analysis

        Throughout 2012, if interest rates on currency denominated borrowing had been 50 basis points (2011: 50 basis points) higher/lower with all other variables held constant, income after tax for the period would have been £0.9 million (2011: £0.7 million) lower/higher, mainly as a result of higher/lower interest expense on floating rate borrowings. Other components of equity would have been £0.3 million (2011: £0.3 million) higher/lower mainly as a result of the cash flow hedges of borrowings described above.

(b)   Credit risk

        The Group is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations.

        Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to corporate customers most of whom are major corporations, universities and government organizations. The credit quality of the counterparties and customers is assessed and individual risk limits are set in accordance with policy. The credit risk is constantly monitored using internationally recognized credit agencies. Cash deposits are spread amongst a number of financial institutions all of which have investment grade with rating A or higher. Concentrations of credit risk with respect to trade receivables are limited due to the wide variety of customers and industries to which the Group's products and services are sold, as well as their dispersion across many different geographical areas. As a result, the Group does not believe it has any significant concentrations of credit risk as at December 31, 2012 or December 31, 2011.

        The maximum exposure to credit risk at the reporting date is the carrying value of the financial assets at that date. The total including receivables, financial instruments and cash is £208.9 million (2011: £237.4 million).

(c)   Liquidity risk

        The Group's liquidity risk concerns maintaining sufficient cash and funding through an adequate amount of committed credit facilities and the ability to close out market positions. The Treasury function maintains flexibility in funding by maintaining availability under committed credit lines. Management monitors rolling forecasts of the Group's liquidity reserve, which comprises un-drawn borrowing facilities (note 20), and cash and cash equivalents (note 17) on the basis of expected cash flow.

        The table below analyzes the Group's financial liabilities including gross and net-settled derivative financial liabilities into relevant maturity groupings based on the time to maturity at the balance sheet date. The amounts disclosed in the table are the contractual undiscounted cash flows.

  At December 31, 2011

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Bank borrowings	27.4	26.9	488.2	—
Other loans	1.4	3.1	8.7	5.8
Derivative financial instruments:
Forward foreign exchange contracts (gross)	196.1	94.0	—	—
Interest rate swaps (net)	2.8	4.2	5.3	—
Trade and other payables	143.8	—	—	0.2

Total	371.5	128.2	502.2	6.0

  At December 31, 2012

	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Over 5 years
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Bank borrowings	22.8	29.5	366.1	—
Other loans	1.2	1.5	7.5	3.1
Derivative financial instruments:
Forward foreign exchange contracts (gross)	142.3	70.7	—	—
Interest rate swaps (net)	4.5	3.5	2.1	—
Trade and other payables	87.6	0.3	0.3	2.7

Total	258.4	105.5	376.0	5.8

        All derivative financial instruments are Level 2 in the Fair Value Hierarchy.

(d)   Capital risk management

        The Group's objectives when managing capital are to safeguard the Group's ability to continue as a going concern, to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

        The Group monitors capital based on the leverage ratio. This ratio is calculated as net debt divided by total annual earnings before interest, tax, depreciation and amortization adjusted for the exclusion of non-recurring and non-cash gains or losses, earnings from discontinued activities, and other items (Adjusted EBITDA).

        For the purposes of the debt leverage ratio, net debt is defined as the sum of the principal of the First and Second Lien Credit Agreements debt, the aggregate of other indebtedness, capital lease obligations and Japanese factoring in excess of US$30 million, less cash, deposits and the Vendor Loan Note.

Reconciliation of Operating Income to Adjusted EBITDA

	2010	2011	2012
	(£ millions)	(£ millions)	(£ millions)
Operating income	76.0	102.3	63.3
Restructuring and transaction costs	43.7	23.7	14.0
Amortization	18.0	17.9	18.3
Depreciation	14.1	16.9	17.0
Share based compensation expenses	—	—	1.1
Loss on sale of property, plant & equipment (excluding amounts charged to restructuring and transaction costs)	—	0.1	0.2

Adjusted EBITDA	151.8	160.9	113.9

        The First Lien Credit Agreement defines "leverage ratio" for the Company. It is defined in US$ as net debt divided by proforma EBITDA. For the year to December 31, 2012 the leverage ratio is 2.6 (2011: 2.4).

(e)   Fair value estimation

        The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values.

        The fair value of financial liabilities traded in active markets is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

23.   Provisions

	Warranty	Restructuring and Reorganization	Early retirement benefits	Other	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At January 1, 2011	16.8	11.2	22.3	1.9	52.2
Exchange adjustment	0.2	—	—	—	0.2
Provided in the year	22.7	0.7	2.0	0.1	25.5
Released in the year	(0.6)	(0.8)	—	(0.1)	(1.5)
Utilized in the year	(20.3)	(3.8)	(0.2)	(1.4)	(25.7)

At December 31, 2011	18.8	7.3	24.1	0.5	50.7
Analysis of provisions:
Current provisions	12.6	7.0	0.3	0.5	20.4
Non-current provisions	6.2	0.3	23.8	—	30.3

Total at December 31, 2011	18.8	7.3	24.1	0.5	50.7

	Warranty	Restructuring and Reorganization	Early retirement benefits	Other	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At January 1, 2012	18.8	7.3	24.1	0.5	50.7
Exchange adjustment	(0.3)	(0.2)	—	—	(0.5)
Unwinding of discount	—	—	1.1	—	1.1
Provided in the year	24.0	4.3	2.2	0.2	30.7
Released in the year	(1.2)	(0.1)	(0.3)	(0.1)	(1.7)
Utilized in the year	(24.4)	(7.2)	(0.2)	—	(31.8)

At December 31, 2012	16.9	4.1	26.9	0.6	48.5
Analysis of provisions:
Current provisions	10.3	3.9	0.4	0.6	15.2
Non-current provisions	6.6	0.2	26.5	—	33.3

Total at December 31, 2012	16.9	4.1	26.9	0.6	48.5

        Warranty provisions at December 31, 2012 were primarily in respect of equipment sold by the Group businesses in 2012. The provision is based on historical warranty data of similar products. Warranty provisions generally cover a period of no more than two years.

        The warranty provision at December 31, 2012 includes £6.6 million (2011: £6.2 million) expected to be settled after more than 12 months.

        Restructuring and reorganization provisions as at December 31, 2012 are primarily the cost of personnel related restructuring plans announced in November 2012 to optimize our global cost base. The restructuring and reorganization provision includes £0.2 million (2011: £0.3 million) expected to be settled after more than 12 months.

        Other provisions as at December 31, 2012 are primarily legal provisions. Other provisions includes £nil (2011: £nil) expected to be settled after more than 12 months.

        Early retirement benefit provisions are primarily with respect to constructive obligations in the Group's capacity as employer of transferring employees from The BOC Group plc in respect of the employees' entitlement to enhanced early retirement benefits under the BOC Pension Scheme rules. The liability resulting from the enhanced pension payable by the Group in respect of the transferring employees who have been made redundant or planned to be made redundant as at December 31, 2012 is £26.9 million, (2011: £24.1 million). An individual once made redundant may decide to draw their pension immediately if over fifty-five years old or at a future date.

        The assumptions used in calculating the present value were as follows:

Discount Rate:	4.4 percent per annum (based on the yield on the Aon Hewitt UK Corporate AA Curve) (2011: 4.7 percent)
Assumed Future inflation:	3.0 percent per annum (based on implied inflation as derived from the difference between fixed interest and indexed linked gilt yields) (2011: 2.8 percent)
Mortality:	S1NxA year of birth, CMI_2011 projections with a 1.0 percent per annum improvement underpin (2011: 1.0 percent). This assumes all individuals have an average life expectancy of 87.5 years (2011: 85.5)

        The table below summarizes the estimated timing of early retirement benefits

	2011	2012
	(£ millions)	(£ millions)
Early retirement benefits
— less than one year	0.3	0.4
— one to five years	2.5	3.0
— six to ten years	6.3	6.6
— eleven to fifteen years	8.2	8.3
— sixteen to twenty years	9.7	9.9
— twenty one to twenty five years	10.6	11.2
— over twenty five years	22.3	26.0

Total early retirement benefits	59.9	65.4
Present value adjustment	(35.8)	(38.5)

Present value of early retirement benefits	24.1	26.9

24.   Pensions and other retirement benefits

        Group companies operate various pension schemes for employees to participate in retirement programmes tailored to suit local conditions. The schemes are generally funded through payments to insurance companies and are defined contribution schemes. A defined contribution scheme is a plan under which the Group pays fixed contributions into a separate entity. Under the various defined contribution schemes, the Group has no legal or constructive obligations to pay further contributions if the relevant fund does not hold sufficient assets to pay all employees the benefits.

        The Group has a post-retirement obligation in connection with its Japanese employees. On retirement or termination, the employee is entitled to a lump sum equal to 7.5 percent of the salary received in each year of service inflated annually by the long term yield of new 10 year government bonds plus 0.2 percent. A liability has been recognised based on salaries paid to date, adjusted for the interest calculation, together with an actuarial estimation of the number of scheme members who will be eligible for the retirement benefit and the timing of the payment.

        The Group has a post retirement benefit obligation in South Korea for certain employees. On retirement or termination, employees will receive a lump sum on retirement equal to the average monthly salary for their last three months in service multiplied by the number of years of service. The funding level at December 31, 2012 was 79 percent (2011: 83 percent). The Group has recorded a liability in respect of the estimated actuarial value of the future payments, together with an asset representing the amounts set aside to partially fund the payments.

25.   Deferred tax

Deferred tax assets	Tax losses	Property, plant and equipment	Provisions	Other temporary differences	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At December 31, 2010	6.6	2.0	8.2	20.8	37.6

Reclassification	—	—	(0.2)	(7.3)	(7.5)
Recognized in the income statement during the year	(5.4)	1.6	—	(7.8)	(11.6)
Recognized in other comprehensive income during the year	—	—	—	4.5	4.5
Exchange differences	(0.3)	0.1	(0.2)	0.3	(0.1)

At December 31, 2011	0.9	3.7	7.8	10.5	22.9

Change in tax rate	—	(0.2)	(0.8)	—	(1.0)
Recognized in the income statement during the year	2.2	0.7	0.2	(1.8)	1.3
Recognized in other comprehensive income during the year	—	—	0.4	(3.4)	(3.0)
Exchange differences	(0.1)	—	(0.5)	(0.2)	(0.8)

At December 31, 2012	3.0	4.2	7.1	5.1	19.4

Amount falling due within one year	0.9	3.7	7.8	2.8	15.2
Amount falling due after more than one year	—	—	—	7.7	7.7

At December 31, 2011	0.9	3.7	7.8	10.5	22.9

Amount falling due within one year	3.0	4.2	7.1	1.9	16.2
Amount falling due after more than one year	—	—	—	3.2	3.2

At December 31, 2012	3.0	4.2	7.1	5.1	19.4

        The above deferred tax assets have been recognized on the basis that it is probable that future taxable income will be available against which the assets can be utilized. As at December 31, 2012 there were unrecognized deferred tax assets on carried forward losses of £0.3 million (2011: £0.6 million).

Deferred tax liabilities	Intangibles	Property, plant and equipment	Provisions	Other temporary differences	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At December 31, 2010	49.9	1.2	0.1	25.7	76.9

Reclassification	—	—	(0.1)	(7.4)	(7.5)
Recognized in the income statement during the year	(4.6)	1.1	—	(0.6)	(4.1)
Recognized in equity during the year	—	—	—	0.1	0.1
Exchange differences	1.3	0.2	—	1.3	2.8

At December 31, 2011	46.6	2.5	—	19.1	68.2

Reclassification	—	—	—	—	—
Change in tax rate	(2.8)	—	—	(0.3)	(3.1)
Recognized in the income statement during the year	(2.4)	(1.0)	—	(3.8)	(7.2)
Recognized in equity during the year	—	—	—	—	—
Exchange differences	(3.6)	—	—	(2.6)	(6.2)

At December 31, 2012	37.8	1.5	—	12.4	51.7

Amount falling due within one year	3.2	2.5	—	19.1	24.8
Amount falling due after more than one year	43.4	—	—	—	43.4

At December 31, 2011	46.6	2.5	—	19.1	68.2

Amount falling due within one year	2.7	1.5	—	12.4	16.6
Amount falling due after more than one year	35.1	—	—	—	35.1

At December 31, 2012	37.8	1.5	—	12.4	51.7

        As at December 31, 2012, deferred income tax liabilities of £0.7 million (2011: £0.7 million) have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries.

25.1.  Factors that may affect future tax charges

        The total charge in future periods will be affected by any changes to the corporation tax rates in force in the countries in which the Group operates, and the transfer pricing policies in operation in those countries. In March 2012 the Government utilized the Provisional Collection of Taxes Act 1968 to accelerate a 1 percent reduction in the United Kingdom corporation tax rate on April 1, 2012 from 25 percent to 24 percent. The Finance Act 2012 then introduced a further 1 percent reduction effective from April 1, 2013 reducing the United Kingdom corporation tax rate from 24 percent to 23 percent, and as such 23 percent has been used in the calculation of deferred tax in the United Kingdom.. This reduction will further reduce the Group's future current tax charge but will have no effect on the net deferred tax position in the United Kingdom.

        In Japan there was a 5 percentage point reduction to the corporation tax rate on January 1, 2013 and as such the reduced rate of 35 percent has been used where appropriate in the calculation of deferred tax in Japan.

        The current tax charge will also be affected by changes in the tax treatment of amounts relating to any of the assets or liabilities in respect of which a deferred tax balance is recognized, for example, tax relief for expenditure on property, plant and equipment.

26.   Share capital and share premium

	Edwards Holdco Limited		Edwards Group Limited
Equity Capital	2011 Number of shares	2011 Share capital	2012 Number of shares	2012 Share capital
	(million)	(£ millions)	(million)	(£ millions)
(i) Authorized capital
Ordinary Shares of 0.2p each, called up and fully paid	—	—	112.8	0.2
A Ordinary Shares of 0.1p each, called up and fully paid	106.0	0.1	—	—
B Ordinary Shares of 0.1p each, called up and fully paid	1.7	—	—	—
C Ordinary Shares of 0.1p each, called up and fully paid	9.6	—	—	—
Preference Shares of US$0.001	296.5	0.2	—	—

Authorized Total		0.3		0.2

	Edwards Holdco Limited			Edwards Group Limited
	2011 Number of shares	2011 Share capital	2011 Share premium	2012 Number of shares	2012 Share capital	2012 Share premium
	(million)	(£ millions)	(£ millions)	(million)	(£ millions)	(£ millions)
(ii) Issued Share Capital
Issues of:
Ordinary Shares of 0.2p each	—	—	—	112.8	0.2	53.8
A Ordinary Shares of 0.1p each	106.0	0.1	1.5	—	—	—
B Ordinary Shares of 0.1p each	1.7	—	—	—	—	—
C Ordinary Shares of 0.1p each	9.6	—	0.1	—	—	—
Preference Shares of US$0.001	296.5	0.2	4.3	—	—	—

Total		0.3	5.9		0.2	53.8

        On February 25, 2011 the directors declared and paid an interim preference dividend to the holders of the preference shares of US$130.8 million (£81.1 million). The dividend was funded from distributions from Group companies.

        On March 9, 2011 the directors replaced its existing articles of association with new articles of association and authorized the board to make an 8 for 1 bonus issue of Ordinary shares out of the Company share premium account, credited as fully paid. The Company allotted the shares pro-rata to each Ordinary shareholder's existing holding of ordinary shares resulting in an increase in the nominal capital of the Company to £0.1 million.

        On June 22, 2011, the Company changed its capital structure by undertaking a reduction of capital in accordance with the Companies Act. This resulted in a reduction of share premium and increase in retained earnings reserves of £160 million.

        On April 5, 2012 in accordance with and as contemplated by the Scheme of Arrangement relating to our Corporate Reorganization, the entire issued share capital of Edwards Group plc (now known as

Edwards Holdco Limited) was cancelled. In consideration for the cancellation the shareholders were issued with new shares in the capital of Edwards Group Limited (the "Consideration Shares"). As a result of the Scheme of Arrangement and Corporate Reorganization, Edwards Group Limited owns all of the outstanding shares of Edwards Holdco Limited and Edwards Group Limited is the parent of Edwards Holdco Limited and its subsidiaries.

        Immediately prior to the consummation of the IPO, the Consideration Shares were converted into new ordinary shares (the "New Ordinary Shares"), par value £0.002 per share and deferred shares (the "Ordinary Deferred Shares"), par value £0.002 per share in Edwards Group Limited. The New Ordinary Shares and the Ordinary Deferred Shares were consolidated on the basis of one new share for every two existing shares (a reverse stock split). All of the Ordinary Deferred Shares were repurchased by Edwards Group Limited for the aggregate consideration of 1 pence. Following these transactions, 100,348,333 new shares, par value 0.2 pence each were in issue and fully paid.

        On May 10, 2012 12,500,000 ordinary shares, par value 0.2 pence each were issued and 12,500,000 American Depositary Shares ("ADSs") each representing one ordinary share were offered to the public on the NASDAQ Global Select Market. The ordinary shares issued have the same rights as the other shares in issue. The expenses of the offering (US$6.5 million) and the underwriting discounts and commissions paid to the underwriters were deducted from the proceeds from the offering.

27.   Share based compensation

        In conjunction with the IPO in May 2012, 1,250,000 options were granted under the equity incentive plan. The exercise price of the options granted on May 10, 2012 was the IPO price and for the options granted on May 16, 2012 it was equal to the closing market price of the shares on the day before the date of grant. Options are conditional on the employee completing a period of service of between 3 and 4 years (the vesting period). The options are exercisable starting three years from the date of grant.

        On October 4, 2012, 2,149,340 options were granted to employees under the International Share Save Plan. The exercise prices of these options are equal to the market price of the shares less a discount of between 10% and 16% converted into the employees' local currencies at the closing exchange rates on the grant date. Options are normally conditional on the employee completing between 2 and 4 years service (the vesting period).

        Movements in the number of share options outstanding and their related weighted average exercise prices are shown below.

	2012
	Average exercise price per option	Number of options
	(£)	(thousands)
At January 1,	—	—
Granted	4.13	3,399
Forfeited	5.04	(87)
Exercised	—	—

At December 31,	4.11	3,312

        The expiry dates and exercise prices of share options outstanding at the end of the year are shown below.

			Number of options
		Average exercise price per option
Grant - Vest	Expiry date		2010	2011	2012
		(£)	(thousands)
2012 - 2014	2015	3.77	—	—	91
2012 - 2015	2016 - 2022	4.10	—	—	3,131
2012 - 2016	2017 - 2022	4.87	—	—	90

Total at December 31,		4.11	—	—	3,312

        The fair values of options granted during the period were determined using the Black-Scholes valuation model. The significant inputs to the model were share price at grant date (£4.22 - £5.26), option exercise price £3.55 - £5.26, volatility of 50%, dividend yield of 0.0%, expected option lives between 2 and 4 years and an annual risk free interest rate of 0.38%. The volatility is based on statistical analysis of comparable companies' share returns based on daily share prices over the last 3 years. The weighted average fair value of options granted during the year was £0.29 (2011: nil; 2010: nil). See note 7 for the total expense recognized in the income statement for share options granted to directors and employees.

28.   Reserves—Group

        For the year ended December 31, 2011:

	Translation reserve	Hedging reserve	Retained earnings	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At January 1, 2011	15.8	(3.1)	27.6	40.3
Currency translation difference	(0.8)	—	—	(0.8)
Transferred to hedging reserve	—	(19.1)	—	(19.1)
Recycled to the income statement	—	2.1	—	2.1
Tax on hedging reserve	—	4.4	—	4.4
Net income for the year	—	—	56.2	56.2
Capital reduction	—	—	160.0	160.0
Preference dividend	—	—	(81.1)	(81.1)

At December 31, 2011	15.0	(15.7)	162.7	162.0

        For the year ended December 31, 2012:

	Translation reserve	Hedging reserve	Retained earnings	Total
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
At January 1, 2012	15.0	(15.7)	162.7	162.0
Currency translation difference	(7.2)	—	—	(7.2)
Transferred to hedging reserve	—	13.6	—	13.6
Recycled to the income statement	—	(2.1)	—	(2.1)
Tax on hedging reserve	—	(3.4)	—	(3.4)
Profit for the year	—	—	39.1	39.1
Actuarial loss on retirement benefit obligations	—	—	(3.6)	(3.6)
Tax on actuarial loss on retirement benefit obligations	—	—	0.4	0.4
Value of employee services	—	—	1.1	1.1
Capital reduction	—	—	5.9	5.9

At December 31, 2012	7.8	(7.6)	205.6	205.8

28.1.  Translation reserve

        The translation reserve is used to record foreign exchange rate changes relating to the translation of the results of foreign subsidiaries.

28.2.  Hedging reserve

        For cash flow hedges that meet the conditions for hedge accounting, the portion of the gains or losses on the hedging instrument that are determined to be an effective hedge are recognized directly in shareholders' equity. When the firm commitment that is hedged results in the recognition of a non-financial asset or liability then, at the same time the asset or liability is recognized, the associated gains or losses that had previously been recognized in shareholders' equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

29.   Financial commitments

Operating lease commitments

        At the balance sheet date, the Group had outstanding commitments for future minimum lease payments under non-cancellable operating leases, which fall due as follows:

	2011	2011	2012	2012
	Property Leases	Other Operating Leases	Property Leases	Other Operating Leases
	(£ millions)	(£ millions)	(£ millions)	(£ millions)
Within one year	3.1	1.2	3.1	1.2
Between one and five years	9.4	1.2	7.3	1.3
Over five years	7.0	—	6.9	—

	19.5	2.4	17.3	2.5

30.   Contingent liabilities and legal proceedings

30.1.  Contingent liabilities

	2011	2012
	(£ millions)	(£ millions)
Guarantees	12.9	4.7

        Guarantees are mainly performance guarantees issued in the ordinary course of business and as such the timing of any related payments is uncertain.

30.2.  Legal proceedings

        As part of the sale transaction, The BOC Group plc as sellers provided certain specific and general indemnities in relation to certain legal proceedings, which relate to the period during which Group companies were members of The BOC Group of companies.

31.   Related party transactions

        Transaction fees and expenses of £0.3 million (2011: £0.6 million) were paid to CCMP and Unitas entities which do not directly hold shares in the Group in the period to May 11, 2012. After the successful IPO fees and expenses were no longer payable and there was no outstanding balance at December 31, 2012 (2011: £nil). The CCMP and Unitas entities that directly hold Ordinary Shares in the Company provided management services to the Group. During the year, the Group paid £nil (2011: £nil) for these services and there was no outstanding balance at December 31, 2012 (2011: £nil).

        The Group considers the key management personnel to be the directors of the Group. The remuneration of the directors is given in note 6 to these consolidated financial statements. The Group had no other transactions or balances with related parties.

32.   Subsidiary companies

        The subsidiary undertakings of Edwards Group Limited are set out below. All subsidiaries are 100 percent owned. Edwards Holdco Limited is the only directly owned subsidiary of Edwards Group Limited. All companies are incorporated and registered in the country in which they operate as listed below:

Country of incorporation		Principal activity
Belgium	SA Edwards Vacuum NV	Supply and service of vacuum pumps and related equipment
Brazil	Edwards Vacuo Ltda	Manufacture and distribution of vacuum pumps and related equipment
Cayman Islands	Edwards (Cayman Islands I) Ltd	Holding company
	Edwards (Cayman Islands II) Ltd	Holding company
Peoples Republic of China	Edwards Technologies Trading (Shanghai) Company Ltd	Supply and service of vacuum pumps and related equipment
	Edwards Technologies Vacuum Engineering (Shanghai) Company Ltd	Manufacture of vacuum pumps and related equipment
	Edwards Technologies Vacuum Engineering (Qingdao) Company Ltd	Manufacture of vacuum pumps and related equipment
Czech Republic	Edwards s.r.o.	Manufacture of vacuum pumps and related equipment
	Edwards Services s.r.o.	Service of vacuum pumps and related equipment
France	Edwards SAS	Supply and service of vacuum pumps and related equipment
	Hibon International SA	Holding company
	Hibon SAS	Non-trading
Germany	Edwards GmbH	Supply and service of vacuum pumps and related equipment
Hong Kong	Edwards Vacuum Hong Kong Ltd	Non-trading
India	Edwards India Private Ltd	Supply and service of vacuum pumps and related equipment
Ireland	Edwards Vacuum Technology Ireland Ltd	Supply and service of vacuum pumps and related equipment
Israel	Edwards Israel Vacuum Ltd	Supply and service of vacuum pumps and related equipment
Italy	Edwards S.p.A.	Supply and service of vacuum pumps and related equipment

Country of incorporation		Principal activity
Japan	Edwards Japan Ltd	Manufacture, supply and service of vacuum pumps and related equipment
South Korea	Edwards Korea Ltd	Manufacture, supply and service of vacuum pumps and related equipment
Malaysia	Edwards Technologies Malaysia Sdn. Bhd.	Supply and service of vacuum pumps and related equipment
Singapore	Edwards Technologies Singapore PTE Ltd	Supply and service of vacuum pumps and related equipment
Taiwan	Edwards Technologies Ltd	Supply and service of vacuum pumps and related equipment
United Kingdom	Edwards Ltd	Holding company and supply and service of vacuum pumps and related equipment
	Edwards High Vacuum International Ltd	Manufacture of vacuum pumps and related equipment
	Edwards Chemical Management Europe Ltd	Non-trading
	Edwards Holdco Limited	Holding Company
	Edwards UKCo 2 Ltd	Financing company
	Edwards US Holdco Ltd	Holding company
	Edwards Vacuum Ltd	Holding company
United States	Edwards Holdco 1, Inc	Holding company
	Edwards Vacuum, Inc	Manufacture, supply and service of vacuum pumps and related equipment

        All holdings are of equity shares and represent 100 percent of the nominal issued capital. In all cases the proportion of voting power held equals the proportion of ownership interest.

33.   Post balance sheet events

        On March 26, 2013, we entered into an amendment and restatement agreement to the First Lien Credit Agreement. The amendment, among other things, refinanced and replaced the Company's existing credit facilities with a $560 million term loan facility and a $90 million revolving facility which is undrawn, and extended the maturity date of the term loan facility and the revolving facility to March 31, 2020 and March 31, 2018, respectively. In connection with the amendment we repaid an $11.5 million tranche of the term loan due in May 2014.