Form 20-F/A
period 2012-12-31
Edwards Group Ltd
filed 2013-07-12
CIK 1544175

Use these links to rapidly review the document

ITEM 18. Financial Statements

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A
(Amendment No. 1)

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

           If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 ☐    Item 18 ☐

           If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐    No ☒

Explanatory Note

        The Company is filing this Amendment No. 1 ("Amendment No. 1") to its annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the U.S. Securities and Exchange Commission (the "SEC") on April 23, 2013 (the "2012 Form 20-F"), to include the signatures required by Form 20-F and to provide completed consents of the Company's independent registered public accounting firm which were inadvertently not included in the 2012 Form 20-F. Item 19 has been updated accordingly to incorporate by reference certain documents previously filed with the 2012 Form 20-F.

        Other than as expressly set forth above, this Form 20-F/A does not, and does not purport to, amend, update or restate the information in any part of the 2012 Form 20-F or reflect any events that have occurred after the 2012 Form 20-F was filed on April 23, 2013. The filing of this Form 20-F/A, and the inclusion of newly executed certifications, should not be understood to mean that any other statements contained in the 2012 Form 20-F are true and complete as of any date subsequent to April 23, 2013. This Form 20-F/A should be read in conjunction with the 2012 Form 20-F and our other filings with the SEC.

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

        NOT APPLICABLE

PART III

ITEM 17.    Financial Statements

        Consolidated Financial Statements are set forth under Item 18.

ITEM 18.    Financial Statements

        Consolidated Financial Statements are set forth below.

ITEM 19.    Exhibits

Exhibit Number		Description
1.1	*	Form of Second Amended and Restated Memorandum and Articles of Association of Edwards Group Limited (incorporated by reference to Exhibit 3.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
2.1	*	Form of Ordinary Share Certificate (incorporated by reference to Exhibit 4.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
2.2	*	Form of American Depositary Receipt (incorporated by reference to Exhibit 4.3 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
2.3	*	Form of Deposit Agreement by and among Edwards Group Limited, The Bank of New York Mellon, as depositary (the "Depositary") and all Holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder (incorporated by reference to Exhibit 4.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.1	*	Form of Shareholders' Agreement by and among CCMP Capital Investors II (AV-3), L.P., CCMP Capital Investors (Cayman) II, L.P., Unitas Capital Investors (Cayman) Ltd., the Management Shareholders identified therein, and Edwards Group Limited (incorporated by reference to Exhibit 10.2 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.2	*	Amendment and Waiver to Shareholders' Agreement dated as of February 11, 2013, by and among Edwards Group Limited, CCMP Capital Investors II (AV-3), L.P., CCMP Capital Investors (Cayman) II, L.P., and Unitas Capital Investors (Cayman) Ltd (incorporated by reference to Exhibit 4.2 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.3	*	Amendment and Restatement Agreement, dated as of September 16, 2011, by and among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG, New York Branch as the administrative agent, and certain New Revolving Facility Lenders (as defined therein) (incorporated by reference to Exhibit 10.1 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.4	*	First Amendment to Amended and Restated Credit Agreement, dated as of March 21, 2012, among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG New York Branch as administrative agent, the Existing Revolving Facility Lenders party thereto and Royal Bank of Canada (incorporated by reference to Exhibit 10.16 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.5	*	Third Amendment to Amended and Restated Credit Agreement, dated as of March 26, 2013, by and among Edwards (Cayman Islands I) Limited, Edwards (Cayman Islands II) Limited, Deutsche Bank AG, New York Branch as the administrative agent, and certain Revolving Facility Lenders (as defined therein) (incorporated by reference to Exhibit 4.5 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.6	*	Service Agreement, dated as of February 28, 2013, by and between Jim Gentilcore and Edwards Limited (incorporated by reference to Exhibit 4.6 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).

Exhibit Number		Description
4.7	*	Service Agreement, dated as of March 24, 2011, by and between David Smith and Edwards Group plc (incorporated by reference to Exhibit 10.5 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.8	*	Amendment Agreement dated as of April 25, 2012, relating to the Service Agreement dated 24 March 2011 between Edwards Group plc, Edwards Group Limited and David Smith (incorporated by reference to Exhibit 10.28 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.9	*	Form of Appointment Letter by and between Nick Rose and Edwards Group Limited (incorporated by reference to Exhibit 10.7 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.10	*	Form of Appointment Letter by and between John Lewis and Edwards Group Limited (incorporated by reference to Exhibit 10.18 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.11	*	Form of Appointment Letter by and between Sir Kevin Smith and Edwards Group Limited (incorporated by reference to Exhibit 10.19 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.12	*	Appointment Letter, dated as of September 1, 2012, by and between Rick Medlock and Edwards Group Limited (incorporated by reference to Exhibit 4.12 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.13	*	Appointment Letter, dated as of September 1, 2012, by and between Robert McGuire and Edwards Group Limited (incorporated by reference to Exhibit 4.13 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.14	*	Appointment Letter, dated as of September 1, 2012, by and between Dominique Fournier and Edwards Group Limited (incorporated by reference to Exhibit 4.14 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.15	*	Form of Deed of Indemnity by and among Jim Gentilcore, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.20 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.16	*	Form of Deed of Indemnity by and among Nick Rose, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.21 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.17	*	Form of Deed of Indemnity by and among David Smith, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.23 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.18	*	Form of Deed of Indemnity by and among John Lewis, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.24 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.19	*	Form of Deed of Indemnity by and among Sir Kevin Smith, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 10.25 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).

Exhibit Number		Description
4.20	*	Deed of Indemnity, dated as of September 1, 2012 by and among Rick Medlock, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 4.20 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.21	*	Deed of Indemnity, dated as of September 1, 2012 by and among Robert McGuire, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 4.21 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.22	*	Deed of Indemnity, dated as of September 1, 2012 by and among Dominique Fournier, Edwards Group Limited, Edwards (Cayman Islands II) Limited and Edwards (Cayman Islands I) Limited (incorporated by reference to Exhibit 4.22 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.23	*	Executive Officer Bonus Plans 2012 (incorporated by reference to Exhibit 4.23 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
4.24	*	Agreement for Lease (Crawley, U.K.), dated as of July 29, 2008, by and between Virgin Atlantic Airways Limited and Edwards High Vacuum International Limited (incorporated by reference to Exhibit 10.11 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.25	*	English translation of Edwards Korea, Ltd. Foreign Investment Zone Occupancy (Lease) Agreement, dated as of December 27, 2010, by and between the Governor of Choonchungham-do and the Mayor of Cheonan-si and Edwards Korea, Ltd (incorporated by reference to Exhibit 10.12 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.26	*	Lease Agreement, dated as of July 13, 2011, by and between CTP Herspicka, spol. s r.o. and Edwards Services, s.r.o (incorporated by reference to Exhibit 10.13 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.27	*	Form of Edwards Group Sharesave Scheme (incorporated by reference as Exhibit 10.14 filed with the Registration Statement on Form F-1 dated May 10, 2012).
4.28	*	Form of Edwards Group Sharesave Scheme (incorporated by reference as Exhibit 4.2 filed with the Registration Statement on Form S-8 dated October 3, 2012).
4.29	*	Form of Edwards Group Limited 2012 Equity Incentive Plan (incorporated by reference as Exhibit 10.15 filed with the Registration Statement on Form F-1 dated May 10, 2012).
4.30	*	Form of Non-qualified Share Option Award Agreement (US Employees) (incorporated by reference to Exhibit 10.29 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.31	*	Form of HMRC Approved Option Award Agreement (UK Employees) (incorporated by reference to Exhibit 10.30 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.32	*	Form of UK Unapproved Share Option Award Agreement (Nick Rose) (incorporated by reference to Exhibit 10.31 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
4.33	*	Form of UK Unapproved Share Option Award Agreement (Jim Gentilcore) (incorporated by reference to Exhibit 4.33 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).

Exhibit Number		Description
4.34	*	Form of UK Unapproved Share Option Award Agreement (UK Employees) (incorporated by reference to Exhibit 10.32 of the Registration Statement on Form F-1 filed with the Securities and Exchange Commission on May 10, 2012).
8.1	*	Schedule of Subsidiaries of Edwards Group Limited (incorporated by reference to Exhibit 8.1 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
11.1	*	Code of business conduct and ethics (incorporated by reference to Exhibit 11.1 of the annual report on Form 20-F for the fiscal year ended December 31, 2012, as filed with the Securities and Exchange Commission on April 23, 2013).
12.1		Certification of Chief Executive Officer Pursuant to Rule 13a-14(a)/15d-14(a).
12.2		Certification of Chief Financial Officer Pursuant to Rule 13a-14(a)/15d-14(a).
13.1		Certification of Chief Executive Officer and Chief Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
15.1		Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm.

*
Previously filed as indicated

 SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to the annual report on its behalf.

EDWARDS GROUP LIMITED
By:	/s/ David Smith David Smith Chief Financial Officer
Date: July 12, 2013

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